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04010703

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of East Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3443

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/18/04

82-3443

BEA 東亞銀行

Bank of East Asia Ltd



ANNUAL REPORT 2003

2003年年報

AR/S
12-31-03

04 MAR 18 AM 7:21

BUILDING SUCCESS WITH BEA'S STRONG NETWORK

The cover of this Annual Report features an embroidered tree peony in full bloom on a fine piece of satin, accented by the tools for performing fine needlework.

In Chinese society, the tree peony symbolises a prosperous, auspicious and honourable state. The flower brocaded on the satin well represents the achievements that The Bank of East Asia has recorded in 2003.

Needle, golden thread and thimble are indispensable tools for crafting a fine piece of embroidery. Likewise, our customers require strong and reliable support services in order to help them achieve success. BEA provides the needed tools throughout its extensive network in Hong Kong, China and overseas. We always stand by our customers, for by serving our customers well, the Bank and its shareholders will prosper.

BEA is well poised to benefit from the recovery of the economy. Staff will redouble their commitment to serve customers with assurance and professionalism - the same attributes that a highly skilled craftsperson brings to his task - and spare no effort to assist customers to achieve their goals.

牡丹盛放　穿針引線

本年報以精巧的針黹工具，寓意「穿針引線」，並配以「牡丹盛放」的金黃錦繡圖案為封面設計。

牡丹乃富貴、榮譽的象徵。引用「牡丹盛放」之金黃織錦繡面，代表東亞銀行過去一年的業績取得豐碩成果，前景絢麗，尤其適逢中國經濟蓬勃發展，我們在拓展內地業務方面更具優勢。

利用鐫有東亞銀行企業標誌的頂針和根根絲線，正像我們憑藉香港、中國和海外的強大網絡，為每位客戶「穿針引線」，助其拓展業務宏圖，竭誠提供最佳服務，讓東亞銀行與客戶、股東一起來編織出秀麗的前景。

為貫徹年報的主題，本頁和分隔頁亦採用了不同的精工針黹及剪裁照片，比喻東亞銀行職員以殷勤周到和專業的精神，為客戶提供最切合其需要的服務。



CONTENTS 目錄

CORPORATE PROFILE

OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要，並以與客戶、股東、員工與時並進為目標。

Since its incorporation in Hong Kong in 1918, The Bank of East Asia ("BEA") has dedicated itself to serving the financial needs of the people of Hong Kong, and to providing business and personal banking services in China and overseas. BEA is the largest independent local bank in Hong Kong, with total assets of HK$198 billion (US$25 billion) as of 31st December, 2003. BEA is listed on The Stock Exchange of Hong Kong, and is one of the constituent stocks of the Hang Seng Index.

The BEA Group now operates more than 130 outlets worldwide, including over 100 branches and SupremeGold Centres in Hong Kong, 20 outlets in Greater China and an extensive international network covering the United States, Canada, the United Kingdom, the British Virgin Islands and Southeast Asia.

BEA offers a full spectrum of wholesale and retail banking services through its corporate banking, personal banking, investment banking and China services units. These include deposit-taking, foreign currency savings, premium banking services, mortgage loans, consumer loans, credit cards, Cyberbanking, Mandatory Provident Fund services, trade finance, syndication loans, remittances and foreign exchange margin trading.

In addition, the BEA Group provides comprehensive insurance services through its subsidiary Blue Cross (Asia-Pacific) Insurance Limited, and business, corporate and investor services via the Tricor Group.

The Bank will continue to enhance its position in Hong Kong, China and around the world.

東亞銀行於1918年在香港成立，一直以來致力服務香港客戶，滿足其財務需要，並於中國及海外提供企業及個人銀行服務。現時為全港最大的獨立本地銀行，於2003年12月31日的資產總額達港幣1,980億元(250億美元)。東亞銀行於香港聯合交易所上市，並為恒生指數成份股之一。

東亞銀行集團在全球設有超過130間分行及代表處，包括遍布全港逾100間分行和顯卓理財中心、在大中華區的20個營業據點，和遍及美國、加拿大、英國、英屬處女群島以及東南亞國家等的國際網絡。

東亞銀行一直緊貼市場情況，以滿足客戶不斷轉變的需求。透過企業銀行、個人銀行、投資銀行及中國業務等部門，本行提供全面的批發及零售銀行服務和產品，包括存款、外幣儲蓄、尊貴理財服務、樓宇按揭貸款、私人貸款、信用卡產品、電子網絡銀行服務、強制性公積金服務、貿易融資、銀團貸款、匯款及外匯孖展交易等。

此外，集團亦透過其附屬公司藍十字(亞太)保險有限公司，提供完善的保險服務；另一附屬機構卓佳集團則為客戶提供全面而專業的商務、企業及投資者服務。

東亞銀行將持續為香港、中國及海外客戶竭誠服務，致力提高其作為香港主要金融機構之一的地位。

公司簡介

1 The Head Office – Hong Kong 香港 — 總行

CHINA 中國

- **2** Beijing 北京
- **3** Tianjin 天津
- **4** Dalian 大連
- **5** Qingdao 青島
- **6** Xi'an 西安
- **7** Wuhan 武漢
- **8** Shanghai 上海
  - Pudong 浦東
  - Puxi 浦西
  - Gubei 古北
- **9** Chengdu 成都
- **10** Chongqing 重慶
- **11** Fuzhou 福州
- **12** Xiamen 廈門
- **13** Guangzhou 廣州
  - Tianhelu 天河路
  - Huanshilu 環市路
- **14** Shenzhen 深圳
- **15** Zhuhai 珠海
- **16** Macau 澳門
- **17** Taipei 台北
- **18** Kaohsiung 高雄

OVERSEAS 海外網絡

- **19** Vancouver 溫哥華
- **20** Toronto 多倫多
  - Richmond Hill 烈治文山
  - Markham 萬錦
  - Mississauga 密西西加
  - Scarborough 士嘉堡
- **21** Los Angeles 洛杉磯
  - Los Angeles Downtown 洛杉磯市中心
  - Alhambra 亞罕布拉
  - City of Industry 工業市
  - Temple City 天普市
- **22** New York 紐約
  - New York Chinatown 紐約唐人街
  - Flushing 法拉盛
- **23** British Virgin Islands 英屬處女群島
- **24** Birmingham 伯明翰
- **25** London 倫敦

SOUTHEAST ASIA 東南亞區

- **26** Kuala Lumpur 吉隆坡
- **27** Singapore 新加坡
- **28** Labuan 納閩



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FINANCIAL HIGHLIGHTS
財務摘要

	2003 HK$ Mil 港幣百萬元	2002 HK$ Mil 港幣百萬元	Change 變動 %百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**5,396**	5,056*	+6.7
Profit attributable to shareholders 股東應佔溢利	**1,922**	1,270*	+51.3
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**102,909**	108,409	-5.1
Total assets 資產總額	**198,476**	185,414*	+7.0
Customer deposits and debt instruments issued 客戶存款及已發行債務證券	**160,948**	151,939	+5.9
Total capital resources 資本總額	**24,387**	23,107*	+5.5
Earnings and Dividend Per Share 每股計之盈利及股息			
Basic earnings 基本盈利	**HK$1.32**	HK$0.88*	+50.0
Cash earnings 現金盈利	**HK$1.42**	HK$0.98*	+44.9
Dividends 股息	**HK$0.85**	HK$0.56	+51.8
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**63.9%**	71.3%	
Cost to income ratio 成本對收入比率	**46.8%**	50.3%*	
Average liquidity ratio 平均流動資金比率	**44.8%**	46.1%	
Capital adequacy ratio 資本充足比率	**17.2%**	16.9%*	

* *Restated due to changes in accounting policies.*

* *因會計政策變更而重報。*

CORPORATE INFORMATION
公司資料

Board of Directors 董事會

Dr. The Hon. David LI Kwok-po 李國寶博士
Chairman & Chief Executive *主席兼行政總裁*
Dr. LI Fook-wo 李福和博士
Mr. WONG Chung-hin* 黃頌顯先生*
Dr. LEE Shau-kee* 李兆基博士*
Dr. The Hon. Simon LI Fook-sean 李福善博士
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生

* *Independent Non-executive Directors* * *獨立非執行董事*

Audit Committee 審核委員會

Mr. Winston LO Yau-lai *Chairman* 羅友禮先生 *主席*
Mr. WONG Chung-hin 黃頌顯先生
Dr. Allan WONG Chi-yun 黃子欣博士
Mr. Thomas KWOK Ping-kwong 郭炳江先生

Company Secretary 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭小姐

Registered Office 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone	: (852) 2842 3200	電話：(852) 2842 3200
Facsimile	: (852) 2845 9333	傳真：(852) 2845 9333
Website	: www.hkbea.com	網址：www.hkbea.com
E-mail	: info@hkbea.com	電郵：info@hkbea.com

Auditors 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants *執業會計師*

General Managers 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, AHKSA, FCIS, FCS, HKSI
(Investment Banking Division) *(投資銀行處)*

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FHKSA
(Strategic Planning & Control Division) *(策劃及調控處)*

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) *(個人銀行處)*

Mr. Adrian David LI Man-kiu 李民橋先生
MA (Cantab), MBA, LPC
(Corporate Banking Division) *(企業銀行處)*

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) *(中國業務總部)*

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) *(營運支援處)*

Ms. WU Hang-yin 鄔杏賢小姐
ACIB, FHKIB
(Human Resources Division) *(人力資源處)*

Share Listing 股份上市

The Stock Exchange of Hong Kong Limited 香港聯合交易所有限公司

Share Registrar 股份登記處

Standard Registrars Limited 標準証券登記有限公司

Telephone	: (852) 2980 1768	電話：(852) 2980 1768
Facsimile	: (852) 2861 1465	傳真：(852) 2861 1465

ADR Depositary Bank 美國預託證券託管銀行

The Bank of New York The Bank of New York

Telephone	: (212) 815 2476	電話：(212) 815 2476
Facsimile	: (212) 571 3050	傳真：(212) 571 3050
E-mail	: ADR@bankofny.com	電郵：ADR@bankofny.com

Biographical Details of Directors



Dr. The Hon. David LI Kwok-po

GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP, Chairman and Chief Executive
Aged 64. Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee. Director of Mandatory Provident Fund Schemes Authority. Board Member of Trustees of the Better Hong Kong Foundation. Member of the Legislative Council of Hong Kong. Pro-Chancellor of the University of Hong Kong. Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command. Serves on Hong Kong Red Cross Advisory Board.

Joined the Bank in 1969. Appointed a Director in 1977. Appointed Chief Executive in 1981. Appointed Deputy Chairman in 1995. Appointed Chairman in 1997.

A Director of AviChina Industry & Technology Company Limited, Chelsfield Plc., China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, Henderson Cyber Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited, Sime Darby Berhad and Vitasoy International Holdings Limited. First Honorary Chairman of Hong Kong Chamber of Commerce in China. Board of Trustee of Asia Society International Council and Asian Business Council. Serves on the advisory board of Capital magazine. Also serves on the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Daimler-Chrysler AG, Federal Reserve Bank of New York's International Advisory Committee, Komatsu, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Non-executive Chairman for Edelman Asia Pacific. Senior Adviser of Metrobank. Senior Member of The Conference Board, Inc. Member of the Advisory Council to the Australian International School Board. An Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust.

Dr. LI Fook-wo

BS, MCS, LLD, DSSc, FCIB, FHKIB, JP, Non-executive Director
Aged 87. Former member of the Executive and Legislative Councils. Joined the Bank in 1940. Appointed a Director in 1958. Chief Manager from 1972 to 1976. Chairman from 1984 to 1997. Father of Mr. Aubrey LI Kwok-sing.

Mr. WONG Chung-hin

JP, Independent Non-executive Director and Member of the Audit Committee
Aged 70. Solicitor. Appointed a Director in 1977. Consultant of P.C. Woo & Co. A Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

各董事個人資料

Front row from left to right
前排由左至右

Dr. William MONG Man-wai
蒙民偉博士

Dr. LEE Shau-kee
李兆基博士

Dr. LI Fook-wo
李福和博士

Dr. The Hon. David LI Kwok-po
李國寶博士

Mr. WONG Chung-hin
黃頌顯先生

Dr. The Hon. Simon LI Fook-sean
李福善博士

Tan Sri Dr. KHOO Kay-peng
丹斯里邱繼炳博士

Back row from left to right
後排由左至右

Mr. Richard LI Tzar-kai
李澤楷先生

Mr. CHAN Kay-cheung
陳棋昌先生

Mr. Aubrey LI Kwok-sing
李國星先生

Dr. Allan WONG Chi-yun
黃子欣博士

Mr. Winston LO Yau-lai
羅友禮先生

Mr. Thomas KWOK Ping-kwong
郭炳江先生

Mr. Joseph PANG Yuk-wing
彭玉榮先生

李國寶博士

GBS, MA, Hon. LLD (Cantab), Hon DSocSc, FCA, FCPA, FHKSA, FCIB, FHKIB, FBCS, FCIArb, JP 主席兼行政總裁

64歲。香港華商銀行公會有限公司及香港管理專業協會主席。銀行業務諮詢委員會、外匯基金諮詢委員會及土地基金諮詢委員會委員。強制性公積金計劃管理局董事，香港明天更好基金之信託委員會委員。香港立法會議員。香港大學副校監。救世軍港澳軍區顧問委員會主席。香港紅十字會顧問團成員。

1969年加入本行，1977年任董事，1981年任行政總裁，1995年任副主席，繼而於1997年獲委任為主席。

彼亦任其他機構董事，計有：中國航空科技工業股份有限公司、Chelsfield Plc.、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、杜鍾斯公司、粵海投資有限公司、恒基數碼科技有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司、森那美有限公司及維他奶國際集團有限公司。

中國香港（地區）商會第一榮譽主席。Asia Society International Council及Asian Business Council信託委員會委員。Capital magazine諮議委員會成員。彼亦為其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、戴姆勒—克萊斯勒集團、紐約聯邦儲備銀行國際顧問委員會、Komatsu、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。Edelman Asia-Pacific非執行主席。Metrobank資深顧問。The Conference Board, Inc.的資深委員。Australian International School Board諮議會成員。Cambridge Foundation之名譽信託人及Cambridge Overseas Trust之信託人。

李福和博士

BS, MCS, LLD, DSSc, FCIB, FHKIB, JP 非執行董事

87歲。前任行政局及立法局議員。1940年加入本行，1958年任董事，1972年至1976年任總經理，1984年至1997年任主席。彼為李國星先生之父親。

黃頌顯先生

JP 獨立非執行董事及審核委員會委員

70歲。律師。1977年任本行董事。胡百全律師事務所顧問。香港電燈集團有限公司及和記黃埔有限公司董事。

Dr. LEE Shau-kee

DBA (Hon), DSSc (Hon), LLD (Hon), Independent Non-executive Director

Aged 75. Appointed a Director in 1987. Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Chairman of Henderson Cyber Limited, The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Vice Chairman of Sun Hung Kai Properties Limited. A Director of Henderson China Holdings Limited and Hong Kong Ferry (Holdings) Company Limited.

Dr. The Hon. Simon LI Fook-sean

GBM, LLD (Hon.), FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.), Non-executive Director

Aged 81. Appointed a Director in 1987. Former Vice President of the Court of Appeal.

Dr. Allan WONG Chi-yun

SBS, BSc, MSEE, HonDTech, JP, Independent Non-executive Director and Member of the Audit Committee

Aged 53. Appointed a Director in 1995. Chairman and Group Chief Executive Officer of VTech Holdings Limited. Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. Wong is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He is also an independent non-executive director of China-Hongkong Photo Products Holdings Ltd and Li & Fung Ltd.

Mr. Aubrey LI Kwok-sing

BSc, MBA, Non-executive Director

Aged 53. Appointed a Director in 1995. Director of Management Capital Limited. Possesses extensive experience in the fields of investment banking, merchant banking and capital markets. Also a Director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, Chinney Alliance Group Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd and Value Partners China Greenchip Fund Limited. Chairman of Atlantis Asian Recovery Fund plc. Son of Dr. LI Fook-wo.

Mr. Joseph PANG Yuk-wing

BSSc, MBA, Hon DSocSc, ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive

Aged 54. Joined the Bank in 1973. Appointed Alternate Chief Executive in 1991. Promoted to General Manager in 1992. Further promoted to Deputy Chief Executive and appointed a Director in 1995. Assists the Chief Executive in the overall management and control of the Group.

Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. Chairman of the Correctional Services Children's Education Trust Investment Advisory Board, Member of the Financial Services Advisory Committee of the Hong Kong Trade Development Council, Member of the Protection of Wages on Insolvency Fund Board, Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., Member of the Leveraged Foreign Exchange Arbitration Panel, Member of the Process Review Panel for the Securities and Futures Commission and Independent Police Complaints Council Lay Observer.

Dr. William MONG Man-wai

Hon. DBA, Hon. LLD, Hon. DSSc, Non-executive Director

Aged 76. Appointed a Director in 1995. Chairman and Senior Managing Director of Shun Hing Group. Member of the One Country Two Systems Research Institute Advisory Committee. Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Honorary Chairman of the Board of Trustees of Nanjing University. Consultant of the Tsinghua University Education Foundation and Director of the Centre for Advanced Study Foundation of Tsinghua University. Honorary Member of the Education Fund of Peking University and the Board of Trustees of Shanghai Jiao Tong University. Member of the Board of Directors of Jinan University in Guangdong. Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University.

李兆基博士

DBA (Hon), DSSc (Hon), LLD (Hon) 獨立非執行董事

75歲。1987年任本行董事。恒基兆業地產有限公司及恒基兆業發展有限公司主席兼總經理，恒基數碼科技有限公司及香港中華煤氣有限公司主席，美麗華酒店企業有限公司董事長，新鴻基地產發展有限公司副主席，恒基中國集團有限公司及香港小輪（集團）有限公司董事。

李福善博士

GBM, LLD (Hon.), FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.) 非執行董事

81歲。1987年任本行董事。前上訴庭副庭長。

黃子欣博士

SBS, BSc, MSEE, HonDTech, JP 獨立非執行董事及審核委員會委員

53歲。1995年任本行董事。偉易達集團主席兼集團行政總裁。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。黃博士為香港應用科技研究院主席以及創新科技委員會成員。彼亦為中港照相器材集團有限公司及利豐有限公司之獨立非執行董事。

李國星先生

BSc, MBA 非執行董事

53歲。1995年任本行董事。偉業融資有限公司董事。於投資銀行、商人銀行及資本市場界具廣泛經驗。又為佳訊（控股）有限公司、大家樂集團有限公司、中國光大國際有限公司、建聯集團有限公司、中國（香港）石油有限公司、九龍建業有限公司及Value Partners China Greenchip Fund Limited董事。Atlantis Asian Recovery Fund plc.之主席。彼為李福和博士之兒子。

彭玉榮先生

BSSc, MBA, Hon DSocSc, ACIB, FHKIB, JP執行董事兼副行政總裁

54歲。1973年加入本行，1991年任替任行政總裁，1992年擢升為總經理，1995年再擢升為副行政總裁並獲委任為本行董事，協助行政總裁處理本集團之整體運作及管理。

職業訓練局銀行及金融業訓練委員會主席及香港銀行學會副會長。懲教署人員子女教育信託基金投資顧問委員會主席，香港貿易發展局金融服務業諮詢委員會委員，破產欠薪保障基金委員會委員，香港應用科技研究有限公司董事，槓桿式外匯買賣條例仲裁委員會委員，證券及期貨事務監察委員會程序覆檢委員會委員及投訴警方獨立監察委員會觀察員。

蒙民偉博士

Hon. DBA, Hon. LLD, Hon. DSSc 非執行董事

76歲。1995年獲委任為本行董事。信興集團主席兼董事長。一國兩制研究中心顧問委員會委員。香港電器製造業協會名譽主席。南京大學董事會名譽董事長，清華大學教育基金會顧問及清華大學高等研究中心基金會董事，北京大學教育基金會名譽理事，上海交通大學董事會名譽董事，廣東暨南大學董事會董事。香港科技大學顧問委員會委員，及香港理工大學顧問委員會委員。

Mr. CHAN Kay-cheung

FHKIB, Executive Director and Deputy Chief Executive

Aged 57. Joined the Bank in 1965. Company Secretary from 1987 to 1995. Promoted to General Manager in 1992. Appointed a Director in 1996. Promoted to Deputy Chief Executive in 1997. Assists the Chief Executive in the overall management and control of the Group. Possesses extensive knowledge and experience in the banking industry. A Director of Chu Kong Shipping Development Company Limited, Four Seas eFood Holdings Limited and Winsan (China) Investment Group Company Limited. Member of the MPF Industry Schemes Committee.

Mr. Winston LO Yau-lai

SBS, BSc, MSc, Independent Non-executive Director and Chairman of the Audit Committee

Aged 62. Appointed a Director in 2000. Executive Chairman of Vitasoy International Holdings Limited. A member of the National Committee of the Chinese People's Political Consultative Conference. Member to the Court of the Hong Kong University of Science and Technology. Vice President of the Council of Outward Bound Trust of Hong Kong and Council Member of the Cornell University. A Director of The East Asiatic Company Ltd. A/S and Ping Ping Investment Company Ltd.

Tan Sri Dr. KHOO Kay-peng

PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD, Non-executive Director

Aged 65. Appointed a Director in 2001. The Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus & Regal Hotels plc, UK, Morning Star Resources Limited and a director of SCMP Group Limited, Hong Kong. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad and a trustee of the National Welfare Foundation. He is currently a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia, USA. Tan Sri Dr. Khoo is also a board member of Northwest College, Seattle, USA, as well as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council.

Mr. Thomas KWOK Ping-kwong

MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director and Member of the Audit Committee

Aged 52. Appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. He is Executive Vice President of The Real Estate Developers Association of Hong Kong, and a government appointed Member of the Provisional Construction Industry Co-ordination Board and Council for Sustainable Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard LI Tzar-kai

Non-executive Director

Aged 37. Appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading integrated communications companies. He is also Chairman and Chief Executive of the Pacific Century Group and Chairman of Singapore-based Pacific Century Regional Developments Limited. Before founding the Pacific Century Group, Mr. Li built STAR TV, Asia's first satellite-delivered cable television service in 1990. The sale of STAR TV to News Corp in 1993 provided the capital to launch the Pacific Century Group in October that year. He is a Governor of the World Economic Forum for Information Technologies and Telecommunications, a member of the Center for Strategic and International Studies' International Councilors Group in Washington, D.C., and a member of the International Advisory Board of the Center for International Development at Harvard University. Mr. Li is also a member of the Global Information Infrastructure Commission and the United Nations Information and Communication Technology Advisory Group.

陳棋昌先生

FHKIB 執行董事兼副行政總裁

57歲。1965年加入本行，1987年至1995年任公司秘書，1992年擢升為總經理，1996年任本行董事，並於1997年擢升為副行政總裁，協助行政總裁處理本集團之整體運作及管理。於銀行界具廣泛知識和經驗。珠江船務發展有限公司、四洲食品網匯控股有限公司及運盛（中國）投資集團有限公司董事。強制性公積金行業計劃委員會委員。

羅友禮先生

SBS, BSc, MSc 獨立非執行董事及審核委員會主席

62歲。2000年獲委任為本行董事。維他奶國際集團有限公司執行主席。中國全國政協委員。香港科技大學顧問委員會成員，香港外展信託基金會副會長及康乃爾大學校董會校董。The East Asiatic Company Ltd. A/S及平平置業有限公司董事。

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, HonDLitt, Hon. LLD非執行董事

65歲。2001年獲委任為本行董事。為馬聯工業有限公司的董事主席兼行政總裁。馬聯工業有限公司是一間多元化的企業集團，業務遍及亞太區、美國及英國。彼亦為英國羅拉雅斯里公共上市公司(Laura Ashley)、英國Corus & Regal Hotels plc及星晨集團有限公司董事主席，及香港SCMP集團有限公司董事。丹斯里邱繼炳博士曾任馬來西亞旅遊發展機構（一個政府機構）主席，馬來亞銀行副董事主席，及國家福利基金信託人。彼目前擔任馬來西亞人道基金會及美國維吉尼亞里貞大學信託人。丹斯里邱繼炳博士亦為美國西雅圖西北學院的董事，同時亦是馬英商務理事會及馬中商務理事會的委員。

郭炳江先生

MSc (Bus Adm), BSc (Eng), FCPA, JP獨立非執行董事及審核委員會委員

52歲。2001年獲委任為本行董事。郭氏現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線（郊野公園段）有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。他是香港地產建設商會第一副會長，並獲政府委任為臨時建造業統籌委員會委員及可持續發展委員會成員。郭氏為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。郭氏持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生

非執行董事

37歲。2001年獲委任為本行董事。現為亞洲主要綜合通訊服務公司電訊盈科的主席、盈科拓展集團主席兼行政總裁，以及新加坡盈科亞洲拓展有限公司主席。李氏在創辦盈科拓展集團前，於1990年成立亞洲首項以衛星傳送的有線電視服務衛星電視。衛星電視於1993年售予新聞集團，所得收益用作於同年10月成立盈科拓展集團的資本。他是世界經濟論壇（資訊科技及電訊事務）、美國華盛頓策略及國際研究中心、哈佛大學國際發展中心國際顧問委員會的成員。此外，他亦是環球資訊基建委員會以及聯合國資訊及通訊科技顧問團的成員。

Solid Foundation

根基穩固 實力雄厚



Since its incorporation in Hong Kong in 1918, The Bank of East Asia has dedicated itself to serving the people of Hong Kong, and meeting business and personal banking needs in China and around the world. Our Bank has grown together with Hong Kong for the past 85 years. We are proud of our strong heritage, combining innovation, professionalism and a genuine desire to provide the highest standard of service for the benefit of our customers.

東亞銀行於1918年在香港成立，一直以來致力服務香港客戶，同時亦配合中國和海外客戶的商務及個人銀行財務需要。過去85年，本行與香港一同成長，見證香港經濟步進繁榮。我們堅守不斷創新、追求專業的精神，細心為客戶提供最佳服務，對此我們深以為豪。


東亞銀行
THE BANK OF EAST ASIA

CHAIRMAN'S STATEMENT

In 2003, BEA Group achieved a profit attributable to shareholders of HK$1,922 million, representing an increase of HK$652 million, or 51.3%, over that of HK$1,270 million for 2002. Basic earnings per share were HK$1.32. Return on average assets and return on average equity were 1.0% and 10.0%, respectively.

As at 31st December, 2003, total consolidated assets were HK$198,476 million, an increase of HK$13,062 million over the position at the end of 2002. Advances to customers were HK$102,909 million, representing 51.8% of total consolidated assets. Customer deposits were HK$155,421 million, while debt instruments issued stood at HK$5,527 million. The loan-to-deposit ratio was 63.9%, compared with 71.3% at the end of 2002. Total capital resources increased by 5.5% to HK$24,387 million.

At the Annual General Meeting, the Directors will propose a final dividend of HK$0.62 per share, which, together with the interim dividend of HK$0.23 per share paid in September 2003, will constitute a total dividend of HK$0.85 per share for the full year. This represents an increase of 51.8% over the total dividend of HK$0.56 per share for the year 2002. Shareholders whose names are on the Register of Members at the close of business on Wednesday, 10th March, 2004 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Wednesday, 31st March, 2004. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 10th March, 2004.

The year 2003 presented a difficult environment for the Hong Kong banking industry, particularly following the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the first half of the year. Banks in Hong Kong had to deal with worsened credit quality, sluggish loan demand and depressed market sentiment. The outlook for 2004 remains challenging, although it is generally expected that economic recovery will gather pace in 2004. In view of the keen competition in the Hong Kong banking industry, banks will continue to explore new revenue and profit streams. In addition, following the SARS outbreak and the



Dr. The Hon. David LI Kwok-po
Chairman and Chief Executive
主席兼行政總裁
李國寶博士

主席報告書


HKD'000
港幣千元
DIVIDENDS FOR THE LAST 5 YEARS 過往5年股息紀錄
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
737,291
918,323
775,301
808,717
1,243,889
1999
2000
2001
2002
2003

於2003年，東亞銀行集團錄得股東應佔溢利港幣1,922,000,000元，較2002年度的港幣1,270,000,000元，增加港幣652,000,000元，即51.3%。每股基本盈利為港幣1.32元。平均資產回報率及平均股本回報率分別為1.0%及10.0%。

於2003年12月31日，集團綜合資產總額達港幣198,476,000,000元，較2002年年底數字上升港幣13,062,000,000元。客戶貸款為港幣102,909,000,000元，佔綜合資產總額的51.8%。客戶存款為港幣155,421,000,000元，而已發行債務工具達港幣5,527,000,000元。貸款對存款比率為63.9%，2002年年底則為71.3%。資本總額增加5.5%，至港幣24,387,000,000元。

在即將召開的股東周年常會上，董事會將建議派發末期股息每股港幣6角2仙。連同2003年9月已派發每股港幣2角3仙的中期股息，2003年度每股將合共派發股息港幣8角5仙，較2002年度所派發的股息每股港幣5角6仙，增加51.8%。於2004年3月10日星期三辦公時間結束時，在股東名冊上已登記的股東，將獲派發上述建議的末期股息。該末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在周年常會上通過有關的決議案，並得香港聯合交易所有限公司上市委員會批准所建議發行的新股上市買賣方可作實。有關的股息單及以股代息的股票將約於2004年3月31日星期三以平郵寄予股東。是項以股代息的詳情，將連同有關選擇表格約於2004年3月10日星期三寄予各股東。

2003年為香港銀行業帶來困難的經營環境，尤以上半年爆發嚴重急性呼吸系統綜合症（「非典型肺炎」）後更甚。香港銀行須應付信貸素質下降、貸款需求呆滯及市場氣氛疲弱等問題。儘管一般預期經濟將於2004年逐步復蘇，惟2004年的前景仍充滿挑戰性。有鑒於香港銀行業競爭激烈，銀行將繼續開拓新的收益和利潤來源。此外，隨著非典型肺炎爆發，加上巴塞爾新資本協定的建議即將實施，銀行界將更著重於業務持續計劃及各種風險控制之機制，將控制範圍由信貸及市場風險延伸至營運和策略風險。

forthcoming implementation of new Basel Capital Accord recommendations, banks will place more emphasis on business continuity plans and various risk control mechanisms, extending coverage from credit and market risks to operational and strategic risks.

BEA continued to pursue a growth strategy in 2003, despite the difficult environment. With the implementation of the Bank's new corporate identity and with a new focus on promotion of retail financial products and services through the branch network, BEA was able to attract keen interest in its one-stop financial solutions.

BEA has also successfully developed alternate income streams and business opportunities. Following acquisition of a majority stake in Tengis Limited in 2002, the Bank acquired PricewaterhouseCoopers' company secretarial and client accounting businesses in Hong Kong in early 2003, to further strengthen the Bank's position as the largest provider of business and corporate secretarial services in Hong Kong. Furthermore, BEA has continued to develop its wealth management business, under the banner of SupremeGold.

BEA further streamlined and improved operating efficiencies during the year, in order to optimise the value of its resources and to control costs. The Bank stepped up the branch rationalisation exercise, targeted at optimising the branch network, and relocated a number of back-office operations to Mainland China. BEA will centralise its supporting operations in Hong Kong at Millennium City 5 in Kwun Tong in early 2005.

BEA will continue to leverage its strong position and presence in China and capture business opportunities in the China market. In 2003, the Bank successfully upgraded its Beijing Representative Office to a full branch. The Bank also opened a new sub-branch in Guangzhou. All BEA branches and sub-branches in China are accredited to provide full foreign currency services. In addition, Shenzhen, Shanghai, Dalian, Guangzhou and Zhuhai branches are allowed to offer Renminbi (RMB) services. The Bank will continue to capitalise on the opportunities in China arising from China's accession to the World Trade Organization and the recent opening up of the RMB business to Hong Kong banks.

With the improving economic and business environment, and the emerging business opportunities arising from retail banking and RMB business, we remain positive about the prospects for the banking industry in Hong Kong. BEA will continue to grow and leverage its niche and market strength and provide more value added financial services and solutions to customers.

The Directors and Staff of the Bank were deeply saddened by the death of Mr. Alan LI Fook-sum on 30th December, 2003. Mr. Li was appointed a Director of the Bank in 1982, and served the Board with distinction for more than 21 years. His contribution to the strength and vitality of the Bank has been invaluable, and his wise counsel will be sorely missed.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 10th February, 2004

雖然經營環境困難，本行在2003年仍繼續實行持續增長的策略。本行推出全新的企業形象，並以透過分行網絡推廣零售金融產品和服務作為新焦點，成功吸引客戶對使用東亞銀行一站式金融服務的興趣。

本行亦成功拓展了其他收入來源和商機。繼2002年本行收購登捷時有限公司大部分股權後，本行亦在2003年年初，收購了羅兵咸永道會計師事務所在香港的公司秘書及客戶賬務業務，進一步加強本行作為香港最大的商務及企業公司秘書服務供應商的地位。此外，本行亦以顯卓理財服務之品牌，繼續拓展財富管理業務。

年內，本行進一步精簡運作和提升銀行營運效率，以發揮其資源最佳的價值和控制成本。本行進一步推行本地「分行優化計劃」，完善分行網絡，並將多項後勤工序北移至中國內地。本行計劃於2005年年初將所有支援運作集中於觀塘「創紀之城」第5期。

東亞銀行將繼續憑藉其於國內的強大地位和穩健基礎，攫取內地市場的龐大商機。在2003年，本行成功將北京代表處升格為提供全面服務的北京分行，並在廣州成立一間新的支行。本行於內地的所有分行及支行均獲准提供全面外幣服務。此外，深圳、上海、大連、廣州及珠海分行更獲准提供人民幣服務。本行將會繼續把握內地因中國加入世界貿易組織，以及最近對香港銀行開放人民幣業務所帶來的機遇。

由於經濟及商業環境有所改善，加上零售銀行和人民幣業務的商機不斷湧現，本行對香港銀行業的前景持續樂觀。本行將繼續致力保持增長，並憑藉其地位及市場優勢，向客戶提供更多金融服務及解決方案的增值服務。

最後，東亞銀行的董事會及全體員工對李福深先生於2003年12月30日辭世深表哀悼。李先生早於1982年已獲委任為本行董事，在過去21年間，在董事會內竭心盡力，對本行發展貢獻良多，我們將會銘記於心。

主席兼行政總裁
李國寶

香港，2004年2月10日

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與時並進 以客為尊


IBM

We at BEA are in touch with the needs of our customers. We understand how important sound financial support is to a growing business, and pride ourselves in standing by our customers, assisting them to achieve success.

東亞銀行緊隨客戶步伐，對他們的需要瞭如指掌。我們明白到在客戶業務發展的過程中，確保財務上有強大後盾至為重要，因此我們一向積極支持客戶，協助他們達致理想和目標。



EXECUTIVE DIRECTORS' REPORT

Financial Review

Financial Performance

2003 was a challenging year for both Hong Kong and the BEA Group. The outbreak of Severe Acute Respiratory Syndrome ("SARS") in March 2003 in Hong Kong seriously affected the economy in the second quarter, especially retail sales, tourism and catering. However, the economy rebounded sharply in the second half, led by a surge in tourist arrivals from Mainland China and vibrant offshore trade. Local consumer spending increased, backed by better employment prospects and improving conditions in the local stock and property markets. The banking environment also improved slightly, although the loan market has not yet fully recovered.

Benefiting from these positive trends, BEA recorded a significant growth in income for the year ended 31st December, 2003, with profit attributable to shareholders rising 51.3% to HK$1,922 million. Total operating income increased 6.7% to HK$5,396 million, while operating profit before provisions grew to HK$2,871 million. Net charge for bad and doubtful debts fell to HK$499 million.

Net interest income decreased by HK$56 million due to the continued narrowing of net interest margin and the inactive loan market. Non-interest income increased by HK$396 million, or 28.2%, when compared with 2002, mainly due to the growth of fee-based and trading income. As a result, total operating income increased by HK$340 million, or 6.7%, from HK$5,056 million in 2002 to HK$5,396 million in 2003.

Total operating expenses decreased slightly by 0.7% over the corresponding figure in 2002 to HK$2,525 million, despite the cost implications of a major acquisition in January 2003. This reflects BEA's keen determination to control costs. The cost to income ratio decreased from 50.3% in 2002 to 46.8% in 2003.

Operating profit before provisions was HK$2,871 million for the year ended 31st December, 2003, an increase of HK$357 million, or 14.2%, over the HK$2,514 million attained in 2002, signifying the strong performance of BEA.

BEA's asset quality continued to improve, as a result of the precautionary measures undertaken by the Bank to minimise potential credit losses during the economic downturn. The net charge for bad and doubtful debts decreased significantly compared to 2002, by HK$312 million, or 38.5%, to HK$499 million. Non-performing loans ratio dropped to 2.5% from 2.9% at the end of the previous year.

The decrease in the net bad and doubtful debt charge combined with the improvement in operating income mentioned above, resulted in an increase in operating profit after provisions of HK$669 million, or 39.3%, to HK$2,372 million in 2003.

執行董事報告書

財務回顧

財務表現

2003年對於整個香港及東亞銀行集團是十分具挑戰性的一年。2003年3月爆發了非典型肺炎，嚴重打擊香港第2季經濟，尤以零售、旅遊及飲食業為甚。雖然如此，隨著來自內地的旅客迅速增加及蓬勃的對外貿易，令本港下半年經濟得以迅速反彈。就業情況續有改善，而股票和物業市場信心亦逐步回升，帶動本地消費上揚。雖然貸款市場未能完全復蘇，但銀行業的經營環境已輕微改善。

在這些正面的因素下，東亞銀行集團於截至2003年12月31日止年度的收入錄得強勁的增長，股東應佔溢利上升51.3%，至港幣1,922,000,000元；經營收入總額上升6.7%，達港幣5,396,000,000元。未扣除準備的經營溢利增加至港幣2,871,000,000元；壞賬及呆賬支出則下降至港幣499,000,000元。

由於淨息差持續收窄及貸款市場需求疲弱，使淨利息收入減少港幣56,000,000元。與2002年比較，非利息收入增加港幣396,000,000元，即28.2%；這主要是由於費用及交易收入的增加所帶來的盈利貢獻。因此，2003年的經營收入總額達港幣5,396,000,000元，相比2002年錄得港幣5,056,000,000元，增加港幣340,000,000元，即6.7%。

雖然於2003年1月作出之收購行動令支出增加，經營支出總額為港幣2,525,000,000元，仍較2002年輕微下跌0.7%，反映本行致力控制營運成本的決心。成本相對收入比率由2002年之50.3%下跌至2003年的46.8%。

截至2003年12月31日止，未扣除準備的經營溢利達港幣2,871,000,000元，較2002年錄得的港幣2,514,000,000元增加港幣357,000,000元，即14.2%，顯示東亞銀行業務有強勁之表現。

在經濟疲弱的環境中，本行採取了各項預防措施以減低信貸損失的潛在風險，因而本行的資產素質得以持續改善。壞賬及呆賬支出相對2002年大幅下調港幣312,000,000元，即38.5%，至港幣499,000,000元。不履行貸款比率則由2002年度的2.9%，進一步下降至2.5%。

由於年內的壞賬及呆賬支出減少，以及上述未扣除準備的經營溢利增加，本行2003年的已扣除準備的經營溢利增加港幣669,000,000元，或39.3%，達港幣2,372,000,000元。


HKD'000
港幣千元
OPERATING INCOME VS OPERATING EXPENSES 經營收入及經營支出
OPERATING INCOME 經營收入
OPERATING EXPENSES 經營支出
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
4,569,515
4,969,861
5,211,985
5,056,296
5,396,247
1,810,746
2,098,752
2,860,768
2,542,594
2,525,540
1999
2000
2001
2002
2003

Remark: Comparative figures for 2002 are restated. Details are set out in Note 3 and Note 39 on the accounts. Comparative figures for 2001 and prior years have not been restated to reflect the change in accounting policies and the presentation as the benefits which would be derived from fully restating figures would not justify the cost of such restatement.

註： 2002年之比較數字已予重報，詳情載於賬項附註3及賬項附註39內。至於2001年及更早年份之比較數字，則並未予以重報以反映有關會計政策及呈報方式之變更，因全面重報該等數字涉及繁浩工序，故本行決定不會重報該等早期數字。

The Bank recorded a HK$13 million rebound in the value of its investment properties, while an impairment loss of HK$114 million was made on its bank premises.

Share of profits less losses from associates increased by HK$80 million to HK$113 million, reflecting the improving performance of associates.

With the increase in pre-tax profit and in the profits tax rate, and the adoption of the revised accounting standard relating to deferred taxation, taxation increased by 56.5% to HK$433 million. Minority interests decreased by HK$7 million to HK$19 million. After taking into account taxation and minority interests, profit attributable to shareholders was HK$1,922 million, a significant 51.3% increase over the HK$1,270 million recorded in the previous year.

Financial Position

Total consolidated assets of the BEA Group were HK$198,476 million at the end of 2003, representing a rise of 7.0% from HK$185,414 million at the end of the previous year. Advances to customers decreased by 5.1% to HK$102,909 million, while held-to-maturity debt securities increased by 274.6% to HK$11,709 million.

Total deposits increased by 5.9% to HK$160,948 million, while customer deposits increased by HK$13,759 million, or 9.7%, to HK$155,421 million. Demand deposits and current accounts grew by a combined HK$2,568 million, or 36.5%, to HK$9,613 million at year-end 2003, compared with HK$7,045 million at the previous year-end. Savings accounts increased by HK$9,784 million to HK$37,553 million. Time deposits at year-end 2003 stood at HK$108,254 million, an increase of HK$1,406 million, or 1.3%, when compared with the balance at the previous year-end.

During the year, BEA issued certificates of deposit with a face value of HK$2,000 million, step up certificates of deposit with a face value of US$50 million, and discounted certificates of deposit totalling A$68 million and NZ$74 million. The Bank redeemed certificates of deposit amounting to US$560 million and HK$3,135 million upon maturity, and repurchased a quantity of its own certificates of deposit amounting to HK$243 million equivalent.

In July 2003, the bank redeemed convertible bonds amounting to US$15 million upon maturity.

At the end of December 2003, the face value of the outstanding debt portfolio was HK$5,728 million, with the carrying amount equal to HK$5,527 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 63.9%, being 7.4 percentage points lower than the 71.3% reported at the end of 2002.

At 31st December, 2003, shareholders' funds stood at HK$20,102 million, an increase of HK$1,315 million or 7.0%, compared with HK$18,787 million at the end of 2002.

本行投資物業價值錄得港幣13,000,000元之反彈，但需為本行行址提撥港幣114,000,000元的減值損失。

應佔聯營公司之溢利減除虧損，溢利增加了港幣80,000,000元，至港幣113,000,000元，反映聯營公司的業績有良好表現。

由於除稅前溢利增加、利得稅率上調及採納了經修訂的遞延稅項會計準則，故稅項支出增加56.5%，達港幣433,000,000元。少數股東權益減少港幣7,000,000元至港幣19,000,000元。經減除稅項支出及少數股東權益後，股東應佔溢利為港幣1,922,000,000元，較2002年的港幣1,270,000,000元，大幅增加51.3%。

財務狀況

東亞銀行集團於2003年年底的綜合資產總額，由2002年年底的港幣185,414,000,000元，增加7.0%至港幣198,476,000,000元。客戶貸款下跌5.1%，至港幣102,909,000,000元，而持至到期債務證券則上升274.6%，至港幣11,709,000,000元。

存款總額增加5.9%至港幣160,948,000,000元，而客戶存款上升港幣13,759,000,000元，即9.7%，至港幣155,421,000,000元。活期及往來賬戶存款為港幣9,613,000,000元，比較對上年度年底港幣7,045,000,000元，上升36.5%，即港幣2,568,000,000元。儲蓄存款增加港幣9,784,000,000元，至港幣37,553,000,000元。於2003年年底，存放於本行的定期存款為港幣108,254,000,000元，比較上年度的同日結存上升港幣1,406,000,000元，增幅為1.3%。

本行在2003年內發行面值港幣2,000,000,000元的存款證、面值50,000,000美元的步陞存款證，以及68,000,000澳元及74,000,000紐元的貼現存款證；並於到期時贖回560,000,000美元及港幣3,135,000,000元存款證及購回其港幣243,000,000元之各類存款證。

2003年7月，本行於到期時贖回其15,000,000美元可換股債券。

截至2003年年底，本行的債務組合總額面值為港幣5,728,000,000元，其賬面值則為港幣5,527,000,000元。

在計入所有已發行的債務證券後，本行的貸款對存款比率為63.9%，較2002年年底的71.3%下降7.4個百分點。

於2003年12月31日，股東資金為港幣20,102,000,000元，增加港幣1,315,000,000元，即7.0%，2002年同日數字則為港幣18,787,000,000元。

Maturity Profile of Debts Issued
As at 31st December, 2003
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2004	2006	2007	2008
Floating Rate Certificates of Deposit						
Issued in 2002	HKD	1,061	1,061			
Issued in 2003	HKD	2,000	2,000			
Total	HKD	3,061	3,061			
Fixed Rate Certificates of Deposit						
Issued in 1999	HKD	100	100			
Discounted Certificates of Deposit						
Issued in 2002	HKD	447		447		
Issued in 2002	USD	89			89	
Issued in 2003	AUD	63		63		
Issued in 2003	NZD	56		56		
Step Up Certificates of Deposit						
Issued in 2003	USD	49				49
Retail Callable Certificates of Deposit						
Issued in 2002	HKD	395			395	
Total Debts issued in HKD equivalent		5,728	3,161	1,097	1,088	382

已發行債務證券之年期
2003年12月31日
(以百萬元位列示)

	貨幣	總面值	到期年份			
			2004	2006	2007	2008
浮息存款證						
於2002年發行	港幣	1,061	1,061			
於2003年發行	港幣	2,000	2,000			
合共	港幣	3,061	3,061			
定息存款證						
於1999年發行	港幣	100	100			
貼現存款證						
於2002年發行	港幣	447		447		
於2002年發行	美元	89			89	
於2003年發行	澳元	63		63		
於2003年發行	紐元	56		56		
步陞存款證						
於2003年發行	美元	49				49
零售可贖回存款證						
於2002年發行	港幣	395			395	
所有已發行債務證券						
(相等於港幣)		5,728	3,161	1,097	1,088	382



Dr. David Li and Mr. Javier Valls Taberner, Chairman of Banco Popular Español, exchange the Business Cooperation Agreement at the signing ceremony.
李國寶博士與西班牙寶培拉銀行主席Mr. Javier Valls Taberner於簽署儀式上交換業務合作協議書。

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

Operations Review

Improvement to Operations

Strategic Alliances

In 2003, BEA established strategic alliances with five major international banks, entering into formal Cooperative Agreements with them. The five banks are: Resona Bank, Japan; Unicredito Italiano, Italy; Hsinchu International Bank, Taiwan; Shenzhen Commercial Bank, China; and Banco Popular Español, Spain. The agreements called for closer cooperation on all business fronts, with a particular focus on China where BEA's convenient branch network complements the growing activities of the clients of the Bank's strategic partners. Looking ahead, the Bank hopes to enter into similar cooperative arrangements with partners in the U.K., Germany, France and the U.S.

Integration and Merger Exercise

On 26th May, 2003, East Asia Finance Company, Limited ("EAF") and East Asia Credit Company Limited ("EAC") merged with The Bank of East Asia, Limited, following the passage of a private ordinance by the Legislative Council in early 2003.

The merger of the two companies will give the customers of EAF and EAC access to the wider range of banking and financial services offered by the BEA Group in Hong Kong and overseas. The merger also allows BEA to enjoy greater economies of scale and to operate more efficiently.

Office Centralisation

In 2003, the Bank acquired 15 floors, totalling 406,660 sq.ft., of the new intelligent office building Millennium City 5, which is located in Kwun Tong. The building is currently under construction and will be ready for occupation in the fourth quarter of 2004. Most BEA back offices in Hong Kong will be relocated to the new office tower before mid-2005.

The Bank has worked with the developer and appointed consultants to apply the latest technology in the construction and decoration of the new office tower, incorporating state-of-the-art facilities to provide a superior working environment. The advanced design has been recognised with the award of the Business Environment Council's "Certificate of Assessment in Excellence for New Office Design".

The project is expected to improve the Bank's overall operating efficiency and further facilitate its business development and growth in the long term.

Relocating Back-Office Operations to Mainland China

In 2003, the Operating Centre at Guangzhou (East Asia Electronic Data Processing (Guangzhou) Limited – "EAEDP") successfully took over four areas of back-office operations from Head Office, including data entry, call centre operation, computer programming and web-page design. In future, the Bank will relocate more of its operations to EAEDP. EAEDP currently has a workforce of around 160.



Millennium City 5 intelligent office tower at Kwun Tong – most BEA back office operations in Hong Kong will move in to the new tower by mid-2005.
本行大部分設於香港的後勤辦公室運作，將於2005年中前遷往位於觀塘的新辦公大樓 –「創紀之城」第5期。

風險管理

東亞銀行已建立一套完善的風險管理程序，以識別、衡量、監察及控制本行所承受的各類風險，並於適當的情況下分配資本以抵禦該等風險。所有風險管理政策均經過董事會批准。集團內各業務層面已建立風險管理機制，並配合管理層的適當參與、有效的內部控制及完善的稽核以確保本行最大的利益。

業務回顧

改善運作環境，配合業務發展

策略聯盟

2003年，東亞銀行與5間主要國際銀行建立策略聯盟，訂立正式合作協議。該5間銀行為：日本Resona Bank、意大利聯合信貸銀行、台灣新竹國際商業銀行、中國深圳市商業銀行及西班牙寶培拉銀行。該等協議促進雙方在各業務範疇的緊密合作，尤其專注於透過東亞銀行在內地強大而方便的分行網絡，為策略夥伴之客戶在內地日益頻繁的商業活動提供金融及銀行服務。展望將來，本行希望與英國、德國、法國和美國的夥伴訂立類似的合作安排。

合併計劃

立法會於2003年年初通過一條私人條例後，東亞財務有限公司(「東亞財務」)及東亞授信有限公司(「東亞授信」)於同年5月26日正式與東亞銀行有限公司合併。

是次合併讓東亞財務及東亞授信的客戶可以享用東亞銀行集團在香港和海外提供的全面性銀行及金融服務。同時，該合併亦使東亞銀行達致更佳的經濟效益，提升營運效率。

集中支援運作辦公室計劃

2003年，本行收購了位於觀塘之「創紀之城」第5期15層，合共406,660平方呎的全新智能辦公室。該物業目前正在興建中，將於2004年第4季可供佔用。東亞銀行在香港的後勤辦公室將於2005年年中前遷往該新辦公室大樓。

本行已與發展商合作，並委任顧問在興建及裝修新辦公室大樓上應用最新科技，引入最新設施以提供最佳的工作環境。有關設計最近更獲商界環保協會頒授「新辦公大樓設計優秀評估証書」。

本行預期在完成這項把支援運作集中於同一辦公室大樓之計劃後，將可提升本行的整體營運效率，並進一步促進長期業務發展和增長。

後勤支援工序北移

2003年，本行總部成功將4個後勤工序轉移至廣州後勤中心(東亞電子資料處理(廣州)有限公司 —「電子資料處理中心」)，此4個後勤工序範疇包括數據輸入、電話諮詢服務、電腦程式設計及網頁設計。在未來，本行將把更多工序轉移至電子資料處理中心處理。電子資料處理中心目前聘用約160名員工。




SUPREME
gold

In the area of data entry, EAEDP now handles credit card applications, account opening, customer information documentation, and Mandatory Provident Fund ("MPF") document indexing and data maintenance.

EAEDP handles over 2,500 calls daily for the hotlines of Card Services Department, China branches (general enquiry and China Phonebanking hotlines) and eDistribution Department (customer service hotline, ATM enquiry and Cyberbanking/ Corporate Cyberbanking hotlines).

The computer programming teams at EAEDP are handling nine main programming development projects relating to Trade Services, Central Liability, Securities Clearing, and Cyberbanking Systems.

Meanwhile, the web page design team at EAEDP had completed 34 assignments by the end 2003.

Computer System Enhancements

Customer Relationship Management

BEA implemented Stage 3 of the Customer Relationship Management System in 2003. The system enables the Bank to analyse customer behaviour more effectively and better manage the range of products offered. The system also assists the Bank in retaining customers, acquiring new prospects, and bringing innovative and customised products to market.

Core Banking System

In August 2003, BEA selected Alnova as the Bank's future core banking system and entered into a contract with Accenture covering implementation of the system. The Project Definition and Planning ("PDP") phase, which aimed at defining the core banking application capabilities from both a business and a technical perspective, began in September 2003. Development work will commence in the first quarter of 2004.

Apart from the replacement of the Core Banking System, the Bank will also continue to enhance the computer systems for banking operations, to improve operational efficiency and customer service. In 2004, the Bank will introduce the new Treasury and Trade Services systems.

Personal Banking

Branch Distribution

BEA continues to refine the Bank's image and to enhance the overall ambience of branches through the branch renewal programme. The modern design standard is built around a spacious and pleasant banking hall, providing a comfortable environment for sales staff to serve customers more effectively. This new image has been well received by the public and more branches will be renovated in accordance with the new standard in the years to come.

Meanwhile, the Branch Rationalisation Programme is ongoing. A total of three branches were relocated during the year, while six others were closed and merged with nearby branches in more suitable locations.

Following the successful launch of the first SupremeGold Centre at Tsim Sha Tsui in December 2002, BEA opened an additional 12 SupremeGold Centres in 2003, bringing the total to 13 by the end of the year. The Bank plans to open four additional SupremeGold Centres in the first half of 2004.

In July 2003, BEA launched the Branch Service Quality Programme, with a view to raising the service level at all branches. Customer surveys indicate good progress is being made.



BEA launched the Branch Service Quality Programme in mid-2003, with a view to enhancing the service standard at all branches.
東亞銀行於2003年中推出「分行服務素質計劃」，以提升全線分行的服務水平。

在數據輸入方面，電子資料處理中心現正集中處理信用卡申請、開戶、客戶資料處理及強制性公積金文件檢索及資料維護。

電話諮詢服務方面，電子資料處理中心每日為卡業務部、內地分行及電子銀行業務部處理超過2,500個電話查詢：有關內地分行的電話服務主要涉及一般查詢及內地電話理財熱線，而關於電子銀行業務部則集中處理客戶服務熱線、自動櫃員機查詢，以及電子網絡銀行服務和企業電子網絡銀行服務的熱線查詢。

電子資料處理中心的電腦程式設計隊伍，現時負責處理9項程式開發工作，包括押匯服務、中央債務、證券結算及電子網絡銀行服務系統的程式工作。

於2003年年底，電子資料處理中心的網頁設計隊伍已完成共34項工作。

提升電腦系統

客戶關係管理系統

本行已於2003年實施了「客戶關係管理系統」第3階段工作。該系統使本行更有效地就客戶行為進行分析，以及更妥善地管理所提供的產品類別。該系統亦有助本行挽留客戶、開拓新前景，並為市場和客戶帶來創新和度身訂造的產品。

核心銀行系統

2003年8月，東亞銀行選取Alnova為本行未來的核心銀行系統，並與埃森哲公司(Accenture)就實行該系統簽訂合約。2003年9月，本行開始了「項目界定及籌劃」(Project Definition and Planning)之階段，該階段目標旨在從商業及技術角度界定核心銀行系統的應用功能。開發工作將於2004年首季展開。

除更換核心銀行系統外，本行亦將會繼續提升用於銀行運作之電腦系統，以改善營運效率及客戶服務。此外，本行將於2004年內引入全新的庫務及押匯服務系統。

個人銀行業務

分行業務

東亞銀行繼續透過分行更新計劃以提升本行形象，並改善分行的整體環境。分行網絡採用全新設計概念，帶出現代化的鮮明形象，並擴闊分行大堂空間，務求透過舒適的環境提高職員的銷售服務效率，為客戶提供更佳服務。此全新形象廣受公眾歡迎，在未來數年，本行將會重新裝修更多分行，展現分行的現代化新面貌。

同時，本行持續推行「分行優化計劃」。2003年內，本行遷移了3間分行至更理想位置，而另外6間分行則已關閉並與鄰近位置更佳的分行合併。

隨著首間顯卓理財中心於2002年12月在尖沙咀分行成功開業，東亞銀行於2003年內增設了12間顯卓理財中心，至年底總數達13間。本行計劃在2004年上半年增設4間顯卓理財中心。

2003年7月，東亞銀行推出「分行服務素質計劃」，以提升全線分行的服務水平。客戶調查顯示有關計劃在提升服務素質的進展良好。


BEA東亞銀行
Cyberbanking

The Cyberbanking Card is also accepted at all ATMs.
可同時使用於自動櫃員機的「電子網絡銀行服務卡」。


香港管理專業協會萬事達卡簽約儀式
THE HONG KONG MANAGEMENT ASSOCIATION MASTERCARD SIGNING CEREMONY
BEA東亞銀行

Cyberbanking

The popularity of Internet banking services increased during 2003. More than 250,000 users had registered for Cyberbanking by the end of the year, and the average daily transaction volume exceeded 100,000.

A number of new services were launched in 2003, including CyberShopping for e-commerce, Cyberbanking Card with ATM functions, retail bonds and IPO online subscription services, and Cybertrading for SupremeGold customers. BEA also pioneered the provision of real-time fund transfers to BEA accounts in China, and offered online subscription to currency and equity linked deposits.

Property Loans

The property loan market suffered a severe slump in the first half of 2003, as the outbreak of SARS in March further depressed the already sluggish property market. Responding to the deteriorating business environment and intensified competition, BEA employed a segmented marketing strategy.

The SupremeGold Mortgage Plan, tailored for affluent customers, was launched in April. Essentially a home mortgage facility bundled with a deposit account, customers can deposit surplus cash and earn interest at a rate equal to the mortgage rate.

In the third quarter, the property market showed signs of recovery, with a rise in property transactions. Capitalising on this upswing, BEA cooperated with land developers to offer mortgage plans for purchasers of various new property developments.

The high level of new bankruptcy petitions and the number of mortgages in negative equity both remained a concern. Collection efforts were strengthened and debt restructuring was arranged with customers with financial difficulties wherever possible. These efforts, coupled with the rebound in the economy in the last quarter of 2003, contributed to a decline in the number of new cases of bankruptcy and negative equity since September. With respect to the management of loan quality, BEA monitored the delinquency ratio at a better-than-market level.

Consumer Loans

Following the introduction of a formal mechanism to share consumer credit data in mid-2003, BEA launched a new Personal Loan Programme targeting customers with specific loan objectives and offering personalised interest rates based on a client's credit standing.

Credit Cards

BEA took several risk management initiatives during the year to monitor the credit card charge off ratio effectively. The launch of the consumer credit agency, coupled with the recent rebound in the economy, should assist in further reducing the bad debt situation.

To further develop its credit card business, BEA has enhanced the range of benefits offered to cardholders. In 2003, one new co-branded card programme, the Hong Kong Management Association MasterCard, was launched.

Bancassurance

The Children Education Fund Sponsorship Programme was held for a third year in May 2003. The contest received a great deal of publicity and has been very effective in raising the profile of BEA's bancassurance offerings.

In line with the Bank's strategy of increasing fee-based income and developing its life insurance business, rebranding of life insurance products will be carried out in the first quarter of 2004. The BEA Life Insurance Series, with an enriched product range, provides more options to meet customer needs.


BEA
VISA

電子網絡銀行服務

2003年,網上銀行服務的使用量持續增加,至年底已有超過250,000名用戶登記使用本行的電子網絡銀行服務,平均每天交易宗數超過100,000宗。

多項嶄新服務已於2003年推出,包括電子商貿的CyberShopping、具備自動櫃員機功能的「電子網絡銀行服務卡」、零售債券及新股網上認購服務,以及專為顯卓理財客戶而設的電子網絡股票買賣服務。東亞銀行再創先河,率先提供可將資金即時轉賬至東亞銀行內地分行賬戶的服務,並提供外幣及股票掛鉤存款的網上認購服務。

樓宇按揭貸款

2003年3月爆發非典型肺炎,使本已疲弱的樓市在上半年內進一步下挫,物業按揭貸款市場因此受到嚴重打擊。面對日益惡化的經營環境及愈趨激烈的競爭,東亞銀行採取了分層推廣的策略。

2003年4月,本行推出了專為富裕客戶而設的「顯卓理財按揭計劃」。這是一項糅合存款賬戶的樓宇按揭信貸計劃,客戶可存入額外現金,按相等於按揭息率的利率賺取利息。

樓市於第3季出現復蘇跡象,物業成交上升。東亞銀行把握了是次回升,與土地發展商合作為多個全新物業發展項目的買家提供按揭計劃。

新增破產申請個案及負資產按揭數目高企仍然值得關注。本行已加強了追討欠款的工作,並盡可能與面對財政困難的客戶安排債務重組。該等工作取得了成效,加上2003年第4季經濟反彈,使自9月以來的新增破產和負資產個案數目下降。至於貸款素質管理方面,東亞銀行錄得的拖欠比率較市場為優,本行日後會繼續審慎控制有關拖欠比率。

私人貸款

隨著2003年年中正式引入客戶信貸資料庫的機制後,東亞銀行為有特別貸款目的之客戶推出全新的「個人貸款計劃」,並根據客戶的實際信貸狀況為其提供個人化的利率,以切合其財務需要。

信用卡業務

年內,東亞銀行採取了若干風險管理措施,有效地控制信用卡撇賬率。由於消費者信貸資料庫的推出,加上近期經濟反彈,信用卡壞賬情況可望進一步改善。

此外,為進一步發展信用卡業務,東亞銀行為信用卡客戶提供更多專享優惠。2003年,本行推出了全新的「香港管理專業協會萬事達卡」的聯營卡計劃。

銀行保險業務

本行在2003年5月舉行了第3屆的「寶寶安心保」教育基金資助計劃,這次比賽反應非常熱烈,大大提高了「安心保」產品在市場的知名度。

為配合本行增加費用收入及發展人壽保險業務的策略,本行將於2004年第1季度將人壽保險產品重新包裝命名,令東亞銀行人壽保險系列的產品種類更豐富,提供更多選擇以滿足客戶的需要。


HKGCC

Introduced in January 2003, Blue Cross' Intelligent Insurance Machine won the "2003 Hong Kong Award for Services – Innovation Award" from the Hong Kong General Chamber of Commerce.
藍十字於2003年1月引入的全港首部「保險機」，榮獲香港總商會選為「2003年度香港服務業獎 – 創意獎」。

Blue Cross Insurance

As a leader in travel insurance, Blue Cross was the first insurer in Hong Kong to provide extra SARS coverage to travellers.

In January 2003, BEA introduced an Intelligent Insurance Machine that allows travellers to purchase Blue Cross China Travel Accident Insurance as they are waiting to board transport to China. The Intelligent Insurance Machine won two major awards for innovation: "Innovative Technology of Year 2002" from the Asia Pacific Customer Service Consortium and "2003 Hong Kong Award for Services: Innovation Award" from the Hong Kong General Chamber of Commerce.

Blue Cross deployed a new managed healthcare system for enrolment and claim processing. One of the features of the new system is an advanced medical directory that provides easy and convenient access to a wide range of useful information for insured members.

In March 2003, Blue Cross established a representative office in Shanghai. The office is currently exploring business opportunities in anticipation of the liberalisation of the mainland insurance market under CEPA.

Blue Cross recorded a growth of 18% in premium income to HK$713 million in 2003. Life insurance business grew at a rate of 66%, and non-life insurance at 5%.

Corporate Banking

Corporate Lending

Amid the prevailing low interest rate environment, the Bank has taken a pro-active approach to expand its exposure to high quality medium-sized companies by arranging club deals or providing structured facilities on a bilateral basis. This has allowed the Bank to maintain growth in clientele and income base.

Despite weak loan demand, the Bank upheld its strong market presence during the year. In particular, the Bank was awarded the mandate to co-arrange a number of syndicated facilities, including a US$75 million facility for Asia Aluminum Holdings Limited and a HK$300 million facility for Leo Paper Bags Manufacturing Limited. In addition, to mitigate narrowing interest margins, BEA has placed new emphasis on non-interest income by taking up the roles of arranger, facility agent and security agent for several syndicated deals.

Looking ahead, BEA will continue to broaden its client base and increase regional exposure.

The gloomy economic conditions and the outbreak of SARS during the first half of 2003 had a severe negative impact on trade finance business in Hong Kong. In response, BEA adopted more flexible credit policies for affected corporate customers. Since July, the economy has gradually recovered. To meet customers' changing financing needs, an Export Loan Financing scheme was launched to provide working capital finance. Market response was encouraging, and the product has made a significant contribution to the growth of the Bank's export loan business. The Bank also actively participated in the Accounts Receivable Financing programme under the SME Loan Guarantee Scheme. Another new product, Matching Facilities, will be launched at the beginning of 2004 to assist customers with their business expansion plans. The Bank will continue to explore and promote new products to corporate customers, and seek niche markets with potential for better returns.

The Bank continued to participate actively in promoting and underwriting loans under the revised government SME Loan Guarantee Scheme. The result was encouraging, with an expanding number of SMEs adopting the scheme to improve their financial resources and enhance their productivity and competitiveness. The Bank was also the first to launch a Corporate Tax Loan directed at SME customers.


BEA東亞銀行
Explore CEPA Opportunities With BEA Group
把握優勢 開拓「更緊密經貿關係安排」商機
Press Briefing 新聞簡布會
Raymond H.K. Yu
Adrian M.K. Li

BEA joins hands with Tricor to help customers take full advantage of business opportunities under CEPA.
本行與集團成員卓佳合作，攜手協助客戶拓展業務，全面把握CEPA帶來的商機。

藍十字保險

藍十字在旅遊保險業一直具有領導地位，是香港首間就非典型肺炎為旅客提供額外保障的保險公司。

2003年1月，藍十字引進「保險機」，以便前往內地的旅客在等待登車時可即時購買「中國旅遊"嘟"意外保險」。「保險機」榮獲兩項主要創意獎項，包括獲亞太顧客服務協會選為「2002年度最佳創意科技」，以及獲香港總商會選為「2003年度香港服務業獎－創意獎」。

藍十字就投保及索償程序採用嶄新的保健管理系統。新系統的特色之一為先進的醫療指南，讓投保客戶可輕易簡便地取得多種有用資料。

2003年3月，藍十字在上海設立了代表處。該代表處現正就根據CEPA放寬保險市場開拓商機。

藍十字於2003年錄得總保費收入共港幣713,000,000元，增長達18%。人壽保險業務錄得66%的大幅增長，非人壽業務方面的增幅則為5%。

企業銀行業務

企業貸款

在目前利率低企的環境下，本行積極爭取更多優質的中型客戶，為其安排小型銀團貸款或提供雙邊貸款，使本行的客戶及收入基礎均維持增長。

儘管貸款需求疲弱，本行仍能於年內穩佔其市場份額，尤其是本行獲授權聯合安排多項銀團貸款，包括為亞洲鋁業控股有限公司安排涉資75,000,000美元的貸款，以及為利奧紙袋有限公司安排涉資港幣300,000,000元的貸款。此外，為減低息差不斷收窄的影響，東亞銀行亦致力加強拓展非利息收入，在多項銀團貸款中擔任安排行、代理行及抵押品信託人等角色。

展望未來，東亞銀行將會繼續擴大客戶基礎及增加地區佔有率。

2003年上半年，在經濟不景和非典型肺炎爆發的嚴重影響下，香港的貿易融資活動大受打擊。有鑒於此，東亞銀行採取了富彈性的信貸政策，以照顧個別受影響企業客戶的需要。自去年7月份起，經濟已逐漸復蘇。為配合客戶在資金需要方面的轉變，本行推出了「出口貸款融資」服務，為客戶提供營運資金。服務計劃推出後市場反應熱烈，而該產品對本行的出口貸款業務的增長作出了重大貢獻。此外，本行亦積極參與「中小企業信貸保證計劃」下的「應收賬融資計劃」。另一項新產品「配對貸款」會於2004年年初推出，協助客戶制定其業務拓展計劃。本行將會不斷研究及推出更多新產品，為企業客戶提供更佳服務，並持續開拓一些回報條件更佳的市場領域。

本行繼續根據經修訂的「中小企業信貸保證計劃」，積極參與推廣及包銷貸款；同時，採納該計劃以改善財務資源及提高生產力和競爭力之中小企業亦不斷增加，成績令人鼓舞。此外，本行亦是年內首家直接向中小企客戶推出「企業稅務貸款」的銀行。



The Bank remains a key player in the local taxi loan market.
東亞銀行是本地的士貸款市場的主要銀行之一。

Asset Based Finance

BEA remained a key player in the taxi lending market, and achieved significant business growth in the second half of 2003 as the value of taxi licences saw a quick rebound after the SARS crisis. Performance in the private car and commercial vehicle loan business was encouraging, with a year-on-year 34% jump in new business.

The equipment finance portfolio recorded double-digit growth in the year. In addition to an ongoing effort to build business partnerships with machine dealers and participation in the government's SME Loan Guarantee Scheme, the Asset Based Finance Department has extended its reach to the retail segment by offering loan services to members of the Hong Kong Article Numbering Association.

Securities Lending

With the recovery of the local securities market in the fourth quarter, BEA has actively participated in stagging loan business for subscription of new shares under initial public offerings. An improvement in loans outstanding has been achieved. BEA also successfully completed four receiving bank projects.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

Bank of East Asia (Trustees) Limited is one of two approved trustees under the Mandatory Provident Fund ("MPF") Schemes Ordinance to offer both the Master Trust Scheme and Industry Scheme in Hong Kong. By providing professional one-stop MPF services, covering trustee, scheme administration, custody and investment management services, BEA recorded a growth of 18% in its MPF membership in 2003, despite the sluggish economy and high unemployment rate. With the rebound of the global economy, all constituent funds of BEA MPF schemes recorded positive investment returns in 2003. In order to further lower costs and increase the efficiency of MPF operations, BEA relocated some MPF administration functions to China during 2003.

Trust Service

In addition to the provision of MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services, including acting as executor or trustee of wills, trustee of family trusts, investment funds, unit trusts, charities and public funds. In 2003, the Company was appointed as trustee to BEA Capital Growth Fund, an Approved Pooled Investment Fund launched by the Bank. A sub-fund, BEA Asia Strategic Growth Fund, was successfully launched for public subscription in September 2003. During the year, the Company provided custodian services for the maintenance funds of various estates under the Tenants Purchase Scheme of the Hong Kong Housing Authority.

Corporate Cyberbanking

The use of electronic banking services by corporate users exhibited a rising trend in 2003, both in terms of number of customers and number of transactions. At the end of 2003, over 9,300 corporate customers had registered with the Bank's Corporate Cyberbanking service, representing a net increase of 5,700 customers, or 156%, compared to the end of 2002. In addition, the number of transactions conducted through Corporate Cyberbanking has grown significantly.

An innovative real-time Funds Transfer to China service was introduced in May 2003. This new service enables customers to conduct real-time funds transfer from local BEA accounts to BEA accounts in China through the Corporate Cyberbanking platform.


Global Offering
Hopewell Highway Infrastructure Limited
citigroup

BEA continues to expand its IPO receiving bank service, and actively participates in stagging loan business.
本行大力拓展新股上市之收票行服務，並積極參與新股認購貸款業務。

資產融資

東亞銀行仍是的士貸款市場的主要銀行，由於在非典型肺炎疫症過後的士牌照價值迅速回升，本行於2003年下半年在此方面的業務錄得大幅增長。私家車及商用汽車貸款業務的表現亦非常理想，有關的新增業務按年增長率達34%。

年內，機器融資貸款共錄得雙位數字的理想升幅。除繼續與機器供應商建立業務夥伴關係，及參與政府的「中小企業信貸保證計劃」外，資產融資部進一步拓展業務至零售業，透過香港貨品編碼協會向其會員提供貸款服務。

證券貸款

隨著第4季本地證券市場回升，東亞銀行積極參與新股認購貸款服務。尚未償還的貸款已有所改善。年內，本行亦成功就4個新上市項目完成收票銀行計劃。

東亞銀行（信託）有限公司

強制性公積金

東亞銀行（信託）有限公司乃根據《強制性公積金計劃條例》，在香港同時營運集成信託計劃及行業計劃的兩個核准受託人之一。儘管經濟呆滯且失業率高企，東亞銀行透過提供一站式而專業的強積金服務，包括受託人、計劃行政管理、資產保管及投資管理等服務，仍於2003年內在強積金計劃成員人數方面錄得了18%的增長。由於全球經濟反彈，東亞銀行強積金計劃所有成分基金均於2003年錄得正面的投資回報。為進一步減低成本和提高強積金業務的效率，東亞銀行於2003年內將部分強積金管理程序遷移往內地處理。

信託管理服務

東亞銀行（信託）有限公司在提供強積金服務之外，亦為客戶提供廣泛的信託服務，包括遺囑執行人或信託人、家庭信託基金信託人、投資基金信託人、單位信託基金信託人、慈善基金信託人及公用基金信託人等。於2003年，東亞銀行（信託）有限公司獲委任為本行所推出核准匯集投資基金「東亞資本增長基金」的信託人。成份基金「東亞亞洲策略增長基金」已於2003年9月成功推出供公開認購。年內，本公司為香港房屋委員會之「租者置其屋」計劃轄下多個屋邨提供託管維修基金的服務。

企業電子網絡銀行服務

2003年，使用電子銀行服務的企業客戶及交易宗數均不斷上升。至2003年年底，已有超過9,300名企業客戶登記使用本行的企業電子網絡銀行服務，較2002年年底淨增加5,700名企業客戶，或156%。此外，透過企業電子網絡銀行服務進行的交易宗數亦大幅上升。

在2003年5月，本行推出嶄新的中港轉賬服務，該項全新的服務讓客戶透過企業電子網絡銀行的服務平台，把資金即時從東亞銀行本地賬戶轉賬至任何東亞銀行內地分行賬戶。


BEA Forum
東亞論壇
BEA東亞銀行

Renowned business leaders at BEA Forum – sharing their successful experiences in China with BEA's corporate customers.
本行舉辦「東亞論壇」，邀請商界專才作嘉賓，與企業客戶分享其在內地營商的成功之道。

Business Development

BEA has deepened its strategic alliances with The Chinese Manufacturers' Association of Hong Kong and Hong Kong Trade Development Council, assisting local enterprises to expand their business in Hong Kong and the Mainland. In December, the Bank formed a collaborative relationship with The Hong Kong Article Numbering Association to offer a host of privileged corporate banking services to the Association's members.

BEA organised a forum – "Sharing of Success in China" – in June 2003 to enhance its relationships with corporate customers. Three renowned business leaders were invited to share their success stories in China at the forum.

To help both existing and prospective customers to take full advantage of business opportunities under CEPA, the Bank, together with its subsidiary, Tricor Services Limited, is promoting a one-stop financial and corporate service package.

The Bank also participated in various seminars and exhibitions, such as the SME Market Day and the CEPA Expo, organised by the Trade Development Council.

In September 2003, BEA partnered with E-Business Technology Institute, a joint effort between the University of Hong Kong and IBM China/Hong Kong Limited to facilitate local e-commerce, to launch the e-Donation Box campaign. The e-Donation Box is an Internet payment solution that facilitates making donations to local charities on line. To date, BEA has secured the participation of over 10 local charities in the e-Donation Box programme.

Investment Banking and Services

East Asia Securities Company Limited – Securities Cybertrading

The number of Cybertrading accounts grew by 33% during the year. As of 31st December, 2003, more than 37% of securities clients had subscribed to the Internet Trading Service.

Following the abolition of the minimum brokerage commission rate effective April 2003, East Asia Securities has accordingly lowered its standard brokerage commission rate for telephone call-in orders and orders placed over the counter.

East Asia Securities has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 62% of number of trades and 39% of transaction value.

With a view to further enhancing the Cybertrading Service, in March 2004, East Asia Securities will introduce the "Snapshot" real-time stock price quote service over the Internet. The snapshot price quote system offers a similar level of service to the existing "streaming" real-time stock price quotes service, but at a much lower cost. East Asia Securities will also further enhance its IVRS Trading System in the first half of 2004.

Currency/Indices/Equity Linked Deposit Services

With a view to further extending its wealth management services, the Bank launched a Currency and Equity Linked Deposit service through its Cyberbanking platform in September 2003.


BEA
電子網絡股票買賣服務

Cybertrading allows securities customers to trade stocks efficiently and securely over the Internet.
透過電子網絡股票買賣服務，客戶可更安全快捷地在網上進行股票買賣。


BEA東亞銀行
股票/外幣掛鈎存款
衝破定期存款界限，邁向理想潛在回報

In response to the current low interest rate environment, BEA has developed a range of sophisticated investment products tailored to customers' investment needs.
東亞銀行不斷發展多元化的投資產品，致力滿足客戶在低息環境下的特別投資需要。

業務拓展

東亞銀行持續與香港中華廠商聯合會及香港貿易發展局緊密合作，攜手扶助本地企業拓展中港兩地業務。於12月，本行與香港貨品編碼協會建立合作關係，為該協會會員提供多項超卓的企業銀行服務。

為鞏固與企業客戶的關係，東亞銀行於2003年6月舉辦了以「進軍中國市場、掌握成功之道」為題的論壇，邀請了3位在內地從事不同行業的商界專才作講者，在論壇上分享他們在內地營商的成功之道。

為協助現有及潛在客戶全面把握CEPA所帶來的商機，本行連同東亞銀行集團成員卓佳專業商務有限公司，為企業客戶推廣一站式的金融及企業服務計劃。

年內，本行亦參與了香港貿易發展局舉辦的多個研討會及博覽，其中包括「中小企市場推廣日」及「CEPA商機博覽」。

2003年9月，東亞銀行與電子商業科技研究所合作，推出「電子慈善捐款箱」計劃；電子商業科技研究所乃由香港大學，以及國際商業機器(IBM)中國/香港有限公司聯合為促進本地電子商貿而設立。「電子慈善捐款箱」計劃為促進向本地慈善團體於網上作出捐款的互聯網付款解決方案。至今，東亞銀行已獲超過10個本地慈善團體參與「電子慈善捐款箱」計劃。

投資銀行服務

東亞證券有限公司 — 電子網絡股票買賣服務

年內，本行的電子網絡股票買賣賬戶數目上升33%。於2003年12月31日，本行已有超過37%的證券客戶選用網上股票買賣服務。

隨著最低佣金收費於2003年4月正式撤消，東亞證券有限公司因而調低有關透過電話或於櫃面落盤買賣交易的標準佣金收費。

為鼓勵客戶使用本行簡易操作的電子買賣平台進行股票買賣，東亞證券有限公司已提供各項優惠安排，並得到客戶的廣泛支持。現時，透過電子網絡股票買賣系統完成的交易，分別佔本行錄得總成交宗數及總成交金額的62%及39%。

為進一步提升電子網絡股票買賣服務，於2004年3月，東亞證券有限公司將引入互聯網「定點」即時股票報價服務，此項定點股票報價服務類似現時的「串流」即時股票報價服務，但收費將會更低。此外，東亞證券有限公司亦將於2004年上半年進一步提升「話音識別」電話買賣系統服務。

外幣／指數／股票掛鈎存款服務

為進一步拓展財富管理服務，東亞銀行於2003年9月透過其電子網絡銀行服務平台，推出外幣及股票掛鈎存款服務。



Tricor's head office at BEA Harbour View Centre in Wanchai.
位於灣仔東亞銀行港灣中心的卓佳總辦事處。



The Bank is at the forefront of foreign banks providing RMB services on the Mainland.
東亞銀行於內地提供人民幣服務方面，在外資銀行中穩佔領先市場的優勢。

To cater to the increasing demand for sophisticated investment products under the current low interest rate environment, in the fourth quarter of 2003 the Bank began offering tailor-made linked deposits, such as the principal protected Target Redemption Index Linked Deposit and Stock Basket Equity Linked Deposit.

In 2003, the portfolio of linked deposits has grown nearly three-fold, and the related income nearly six-fold, compared with last year.

Business, Corporate and Investor Services

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is the largest provider of business, corporate and investor services in Hong Kong. These services include share registration, corporate secretarial, trust and outsourced administration services. Tricor, which is 75% owned by the Bank, has built its business through the acquisition of leading service providers from major international accounting firms.

During the first half of the year, Tricor experienced a decline in servicing inward investment into Hong Kong/Greater China due to the challenges arising from the war in Iraq, the SARS outbreak and the unfavourable economic climate. In addition, some clients postponed initial public offerings in Hong Kong, and there was general pressure on fees from clients. With these incidents now in the past, Tricor's service lines started to pick up in the fourth quarter of the year.

To rationalise its operating structure, the BEA Group sold its offshore corporate services entity located in the British Virgin Islands ("BVI"), East Asia Corporate Services (BVI) Limited ("EACS"), to Tricor in late 2003. Thus, Tricor now offers a full range of offshore corporate services to complement its domestic practice. EACS employs legally qualified and experienced staff in the BVI, who are assisted by Tricor staff in Hong Kong.

In addition, Tricor established an executive recruitment business in late 2003 by hiring practice leaders of the former PricewaterhouseCoopers Executive Search and Selection division in Hong Kong. The new business has good growth prospects as the economy recovers.

Tricor has successfully maintained its market leading position. Of all companies newly listed in Hong Kong in 2003, 55% chose Tricor to provide public share registration services. The recent signing of CEPA further enhances Tricor's prospects.

China Division

During 2003, BEA emerged as the foreign bank with the largest branch network in China, with the opening of Beijing Branch, Guangzhou Huanshilu Sub-branch and Shanghai Gubei Sub-branch. Further expansion is planned for 2004, with the opening of Chengdu Branch and Shenzhen Luohu Sub-branch.

BEA Guangzhou and Zhuhai branches were granted Renminbi business licenses during 2003, joining BEA Shanghai, Shenzhen and Dalian branches to provide Renminbi banking services to foreigners and foreign-owned companies in China. With the further liberalisation of China's banking sector, all five branches have lodged applications to conduct RMB business with wholly locally-owned companies. In February 2004, Shanghai Branch was among the first batch of foreign banks in China accredited to provide RMB service to locally-owned companies.

As all BEA branches in China have been granted the authority to provide foreign currency services to all clients from 2003, a series of new personal banking products have been launched, including SupremeGold and Kid Master. BEA will strive to remain at the forefront of the market, and introduce innovative banking products to maintain its leading role in China.





在目前利率低企的環境下，客戶對多元化的投資產品需求日益殷切。為切合客戶需要，本行於2003年第4季開始提供度身訂造的掛鈎產品，如屬保本性質的「目標回報指數掛鈎存款」及「股票籃子掛鈎存款」。

於2003年，掛鈎存款的投資組合總額較對上年度增長接近3倍，而相關收入更增長接近6倍，成績令人非常鼓舞。

商務、企業及投資者服務

透過集團成員Tricor Holdings Limited（「卓佳」），東亞銀行集團成為香港商務、企業及投資者服務行業的最大供應商。該等服務包括股份登記、公司秘書、信託及外判管理服務。本行佔有卓佳75%的權益，而卓佳乃透過自主要國際會計師行收購領導服務供應商而建立其強大業務。

2003年上半年內，由於美伊戰爭和非典型肺炎爆發，加上經濟環境不利，因此卓佳在為外商於香港及大中華區投資所提供的支援服務上，業務收入有所減少。此外，部分客戶亦暫延在香港的上市計劃，且一般而言卓佳在來自客戶的收費亦面對一定的壓力。隨著上述事件現已結束，卓佳的業務在2003年第4季已開始逐步回升。

為精簡營運架構，東亞銀行集團於2003年年底，向卓佳出售其位於英屬處女群島的離岸企業服務公司East Asia Corporate Services (BVI) Limited（「EACS」）。因此，卓佳現時可以提供全面的離岸企業服務，以配合其於本地這方面的業務。EACS聘有具專業資格和經驗豐富的職員，加上卓佳在香港職員的協助，為個人及企業客戶提供方便、快捷和高效率的服務。

此外，卓佳透過聘請羅兵咸永道會計師事務所於香港的行政人員徵聘部門前負責人，於2003年年底成立了高級行政人員招聘業務。隨著經濟復蘇，預計該項新業務的前景將會有理想的增長。

卓佳成功保持其市場領導地位。所有於2003年在香港新上市的公司中，55%選擇卓佳提供之公開股份登記服務；而近期簽訂CEPA亦進一步使卓佳的業務前景更為樂觀。

中國業務總部

東亞銀行於2003年開設了北京分行、廣州環市路支行及上海古北支行後，成為內地分行網絡最龐大的外資銀行。本行計劃於2004年開設成都分行及深圳羅湖支行，進一步拓展內地業務。

2003年內，東亞銀行廣州及珠海分行先後獲取人民幣經營牌照，連同於上海、深圳及大連的分行，為外國人和外商投資企業提供人民幣銀行服務。隨著內地銀行業進一步開放，上述5間分行已提出申請將人民幣服務擴展至內地企業。其中上海分行已於2004年2月獲准成為國內首批可以向內地企業提供人民幣服務的外資銀行之一。

由於所有東亞銀行之內地分行自2003年起已獲准向所有客戶提供外幣服務，故本行積極推出一系列全新的個人銀行服務產品，包括「顯卓理財」和「聰明小當家」賬戶服務。東亞銀行將會致力穩站市場前線，並引入更多具創意的銀行產品，以維持於內地外資銀行中的領導地位。



The new headquarters of The Bank of East Asia (U.S.A.) N.A. at Canal Street, New York City.
美國東亞銀行設於紐約市堅尼路的總部。

Overseas Operations

In 2003, the BEA Group achieved several major milestones in expanding its operations in the United States. The Group's wholly owned subsidiary, The Bank of East Asia (U.S.A.) N.A. took the first steps toward multi-state operations by relocating its headquarters from Alhambra, California to New York City, and opening its first branch in New York on 5th December. Earlier in the year, it opened a branch in Temple City, its third in the greater Los Angeles area. Plans are under way to open additional branches in New York and California in 2004. To manage the expanding U.S. operations more effectively, the BEA Group also established a U.S. Regional Headquarters in New York City.

The overseas business units recorded a growth of 9% in the loan portfolio in 2003. Despite the low interest rate environment and narrowed interest margins, overseas business units achieved growth of 15% in net operating profit before provisions for the year ended 31st December, 2003. The risk distribution of the overseas loan portfolio on a geographical basis remains fairly balanced.

BEA's overseas business units will continue to work to improve profitability and provide high quality niche banking services to its target customers.

Human Resources

BEA Group staff at 31st December, 2003:

Hong Kong	4,139
Other Greater China	943
Overseas	386
Total	5,468

Throughout 2003, efforts were focussed on monitoring and improving the standardised personnel policies that had been implemented the previous year. To further enhance organisational effectiveness, a new Management Performance System, integrating individual and corporate objectives, was introduced.

A series of new training courses covering enhanced financial products, regulatory compliance and risk management were held during the year. Furthermore, the training records system was upgraded to form a more solid basis for tracking staff competencies and to facilitate staff development planning.

The outbreak of SARS in late March severely tested the Bank's employee care and support policy, and the system proved to be highly robust.

Dealings in Listed Securities of the Bank

During the year, the Bank fully redeemed the Convertible Bonds due 2003 (the "Bonds") in the amount of HK$119,621,000 (US$15,340,000) upon maturity pursuant to the terms and conditions of the Bonds. Save for the redemption of the Convertible Bonds, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2003.

CHAN Kay-cheung
Executive Director

Joseph PANG Yuk-wing
Executive Director

David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 10th February, 2004



Training programmes enhance frontline staff service quality.
為提升分行服務素質,本行不時為前線職員舉辦相關的課程。

海外分行業務

2003年,東亞銀行集團在拓展美國境內的業務上奠下數個重要里程碑,本集團的全資附屬公司美國東亞銀行向跨洲經營邁出重要的第一步,將總部由加州亞罕布拉市 (Alhambra) 遷往紐約市,並於12月5日在紐約開設其首間分行。而較早前,該行已於天普市開設分行,是其位於洛杉磯地區的第3間分行。美國東亞銀行擬於2004年在紐約及加州增設分行,有關計劃現正在進行。此外,東亞銀行集團已於紐約市設立美國地區總部,以便更有效管理在美國不斷擴展的業務。

海外分行的業務於2003年在貸款組合錄得9%的增長。儘管利率低企且息差收窄,截至2003年12月31日止年度,海外分行業務之未扣除準備之淨經營溢利仍錄得15%的增幅。就地區而言,海外分行貸款組合的風險分布仍然相當平均。

東亞銀行各海外分行將會繼續致力改善盈利能力,為其目標客戶提供優質的銀行服務。

人力資源

於2003年12月31日,東亞銀行集團的員工數目如下:

香港	4,139人
大中華其他地區	943人
海外	386人
合共	5,468人

在2003年年內,本行專注監察及改善對上年度實施的統一人事政策。為進一步提高組織效率,本行引入全新合併個人及企業目標的「工作表現管理制度」。

年內,本行為員工舉辦了一系列全新的培訓課程,內容包括有關進階金融產品、法規監管及風險管理等。同時,本行已提升培訓紀錄制度,為監察員工能力提供更穩健的基礎,促進員工在工作上的發展計劃。

此外,於3月下旬爆發的非典型肺炎,對本行的「員工關懷及支援政策」是一項重大考驗,結果證明有關政策安排極為恰當。

買賣本行上市證券

年內,本行根據可換股債券(「債券」)的條款及條件,於到期時全數贖回港幣119,621,000元(15,340,000美元)於2003年到期的債券。除贖回可換股債券外,在截至2003年12月31日止年度內,本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

執行董事	*執行董事*	*主席兼行政總裁*
陳棋昌	**彭玉燊**	**李國寶**

香港,2004年2月10日

FIVE-YEAR FINANCIAL SUMMARY

TOTAL CAPITAL RESOURCES 資本總額



HK Dollars Million
港幣百萬元
25,000
20,000
15,000
10,000
5,000
15,702
20,088
22,538
23,107
24,387
1999
2000
2001
2002
2003

Remark: Comparative figures for 2002 are restated. Details are set out in Note 3 and Note 39 on the accounts. Comparative figures for 2001 and prior years have not been restated to reflect the change in accounting policies and the presentation as the benefits which would be derived from fully restating figures would not justify the cost of such restatement.

註： 2002年之比較數字已予重報，詳情載於賬項附註3及賬項附註39內。至於2001年及更早年份之比較數字，則並未予以重報以反映有關會計政策及呈報方式之變更，因全面重報該等數字涉及繁浩工序，故本行決定不會重報該等早期數字。

ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL ASSETS
客戶貸款 / 客戶存款 / 資產總額



HK Dollars Million
港幣百萬元
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Assets 資產總額
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
84,074
112,259
145,483
103,994
138,747
179,168
108,175
140,817
181,765
108,409
141,662
185,414
102,909
155,421
198,476
1999
2000
2001
2002
2003

5年財務概要

PROFIT ATTRIBUTABLE TO SHAREHOLDERS 股東應佔溢利



HK Dollars Million
港幣百萬元
2,000
1,600
1,200
800
400
1,481
1,887
1,600
1,270
1,922
1999
2000
2001
2002
2003

Remark: Comparative figures for 2002 are restated. Details are set out in Note 3 and Note 39 on the accounts. Comparative figures for 2001 and prior years have not been restated to reflect the change in accounting policies and the presentation as the benefits which would be derived from fully restating figures would not justify the cost of such restatement.

註： 2002年之比較數字已予重報，詳情載於賬項附註3及賬項附註39內。至於2001年及更早年份之比較數字，則並未予以重報以反映有關會計政策及呈報方式之變更，因全面重報該等數字涉及繁浩工序，故本行決定不會重報該等早期數字。

FIVE-YEAR COMPARISON 5年比較

	1999 HK$Mil 港幣百萬元	2000 HK$Mil 港幣百萬元	2001 HK$Mil 港幣百萬元	2002 HK$Mil 港幣百萬元	**2003 HK$Mil 港幣百萬元**
Total capital resources 資本總額	15,702	20,088	22,538	23,107	**24,387**
Customer deposits 客戶存款	112,259	138,747	140,817	141,662	**155,421**
Debt instruments issued 已發行債務證券	10,680	10,496	8,902	10,277	**5,527**
Advances to customers 客戶貸款	84,074	103,994	108,175	108,409	**102,909**
Total assets 資產總額	145,483	179,168	181,765	185,414	**198,476**
Loan to deposit ratio 貸款對存款比率	68%	70%	72%	71%	**64%**
Profit attributable to shareholders 股東應佔溢利	1,481	1,887	1,600	1,270	**1,922**
Earnings per share 每股盈利	HK$1.07	HK$1.34	HK$1.12	HK$0.88	**HK$1.32**
Dividends per share 每股股息	HK$0.53	HK$0.65	HK$0.54	HK$0.56	**HK$0.85**

NOTICE OF EIGHTY-FIFTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-fifth Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Wednesday, 31st March, 2004 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Accounts and the Reports of the Directors and of the Auditors for the year ended 31st December, 2003;
2. To declare a final dividend;
3. To elect Directors;
4. To appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Special Resolution

5. "THAT the Articles of Association of the Bank be and are hereby amended in the following manner:

   (a) by deleting the word "special" wherever it appears in Article 76 and substituting therefor the word "ordinary" in each case;

   (b) by deleting the words "and all of the other Directors are not less than seven in number" in Article 78(a);

   (c) by altering Article 119 in the following manner:

      (i) adding the words "direct debit, bank transfer or other automated system of bank transfer," immediately following the words "paid by" in the second line of Article 119;

      (ii) adding the words ", and in the case of a cheque or warrant, the same be," immediately before the words "sent through" in the second line of Article 119;

   (d) by altering Article 135 in the following manner:

      (i) renumbering the existing Article 135 as sub-clause (A) of Article 135;

      (ii) adding the following as sub-clause (B) of Article 135:

      "(B) The Company may purchase and maintain insurance for the benefit of the Company and/or any related company and/or of any Director, Executive Director, manager, secretary or officer of the Company against:

      (a) (in the case of the Company and/or any related company) any loss, damage, liability and claim which it may suffer or sustain in connection with any breach by the Directors (and/or other officers and/or other persons) or any of them of their duties to the Company;

      (b) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

      (c) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

      For the purpose of this Article 135(B), "related company" means any company that is the Company's subsidiary or holding company or a subsidiary of that holding company."

第85屆股東周年常會通告

敬啟者：本銀行謹訂於2004年3月31日星期三上午11時在香港中環干諾道中3號麗嘉酒店大禮堂舉行第85屆股東周年常會討論下列事項：

1. 省覽及接納截至2003年12月31日止年度已審核賬目與董事會及核數師報告書；
2. 宣布派發末期股息；
3. 選舉董事；
4. 聘請核數師並授權董事會釐訂其酬金；

作為特別事項考慮並酌情通過或經修訂後通過下列決議案：

特別決議案

5. 「動議以下列方式修訂本銀行的組織章程細則：

(a) 把所有於第76條中的「特別」一詞刪除並以「普通」一詞代替；

(b) 刪除於第78條(a)款中的「而其數目不少於七者，」；

(c) 以下列方式更改第119條：

(i) 第一行「支票」一詞前加入「直接支帳付款，銀行轉賬，其他銀行自動轉賬系統，」；

(ii) 第二行「股息單」一詞後加入「支付。如屬支票或股息單，則把該支票或股息單」；

(d) 以下列方式更改第135條：

(i) 把原有的第135條重新編號為第135條(A)款；

(ii) 加入第135條(B)款如下：

「(B)公司可為本身及/或任何有關連的公司及/或任何董事，執行董事，經理，秘書或職員購買並持有保險：

(a) (就公司本身及/或任何有關連的公司而言)因該名董事(及/或其他職員及/或其他人士)失職而導致公司蒙受或承受任何損失、毀壞、責任及索償；

(b) (就公司之任何董事、執行董事、經理、秘書或職員而言)因該名董事、執行董事、經理、秘書或職員犯了與該公司或某有關連的公司有關的疏忽、失責、失職或違背信託行為(欺詐行為除外)而招致對該公司、某有關連的公司或任何其他人的法律責任；及

(c) (就公司之任何董事、執行董事、經理、秘書或職員而言)因該名董事、執行董事、經理、秘書或職員犯了與該公司或某有關連的公司有關的疏忽、失責、失職或違背信託行為(包括欺詐行為)而在針對他提出的民事或刑事法律程序中進行辯護所招致的法律責任。

就第135條(B)款而言，「有關連的公司」指公司的附屬公司或控股公司；或指公司的控股公司的附屬公司。」

Ordinary Resolutions

6. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal value of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

7. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

普通決議案

6.「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本銀行的一切權力，配發、發行及處理本銀行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本面值總額20%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使授予本銀行及其附屬公司僱員的任何認股計劃或類似安排的期權；或

(iii) 遵照本銀行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；或

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

7.「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本銀行一切權力，在符合不時經修訂的一切適用法例以及《香港聯合交易所有限公司證券上市規則》或任何其他證券交易所的規定的情況下購回本銀行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本銀行因根據本會議通告第2項批准的以股代息而增加的已發行股本的10%；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本銀行下屆股東周年常會結束；

(ii) 法例規定本銀行須舉行下屆股東周年常會期限屆滿之日；或

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

8. "THAT, conditional on the passing of Resolutions in item 6 and item 7 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 6 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 7 of the Notice of this Meeting."

By Order of the Board

Molly HO Kam-lan

Company Secretary

Hong Kong, 10th February, 2004

Notes:

a. *The Register of Members of the Bank will be closed from Friday, 5th March, 2004 to Wednesday, 10th March, 2004. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. Thursday, 4th March, 2004.*

b. *The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.*

c. *A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. The number of proxy so appointed shall not exceed two. A proxy need not be a member.*

d. *The Memorandum and Articles of Association of the Bank is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Resolution as set out in item 5 above on amendments of Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail. The purpose of item 5 is to bring the Articles of Association in line with certain changes to the Companies Ordinance which will come into effect on 13th February, 2004 (including matters regarding removal of Directors and the purchase of insurance in relation to Directors and other officers of the Bank), to provide flexibility in relation to the means of making payments to members and to generally clarify and/or improve the drafting of certain provisions of the Articles of Association of the Bank.*

The following are the existing Articles 76, 78, 119 and 135 of the Articles of Association of the Bank:

Article 76

"The Company may by special resolution remove any Director before the expiration of his period of office and may (subject to these Articles) by special resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director."

Article 78

"Without prejudice to the provisions for retirement by rotation hereinafter contained, the office of a Director shall be vacated in any of the events following, namely:

(a) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors and all of the other Directors are not less than seven in number;"

Article 119

"Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders."

Article 135

"Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court."

8. 「動議，倘若通過了本會議通告第6項及第7項所載決議案，將根據本會議通告第6項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本銀行根據本會議通告第7項所載決議案所獲授的權力而購回的股本總面值的數額。」

承董事會命

秘書

何金蘭 謹啟

香港，2004年2月10日

附註：

a. 由2004年3月5日星期五起至3月10日星期三止，本銀行暫停辦理股票過戶登記。如欲享有上述末期股息，請於2004年3月4日星期四下午4時前將過戶文件送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司辦理登記。

b. 董事會主席已表示他將指示以全體投票方式表決所有於本會議通告中列明之決議案。

c. 有資格出席及投票的股東可委任代表出席及投票。獲委任為代表的人數不得超過兩名。該代表人不須為本銀行的股東。

d. 本銀行的組織章程大綱及細則以英文撰寫，並無正式中文譯本。因此，上述第5項所載有關修改組織章程細則的決議案之中文本純為中文譯本。文義如有岐異，應以英文本為準。第5項修訂組織章程細則的目的是為配合將於2004年2月13日生效對公司條例作出的各項修改（包括董事的免任及有關為銀行董事和其他職員購買保險事宜），為對股東支付款項提供具彈性的方法及總體上為清晰及/或改善本銀行組織章程細則某些現有條款之草擬。

下列乃本銀行組織章程細則中現有之第76、78、119及135條：

<u>第76條</u>

「本公司可以特別議案辭退任期未屆滿之董事，亦可（除非本章程另有規定）以特別議案委任另一人取代其位，被委任之任何人仕應在被辭退之董事原來任期屆滿之時卸任，猶如其在被辭退之董事之上任日已取代其位論。」

<u>第78條</u>

「在不影響後述之輪值告退條款下，董事應在下述事件中被停職，即：

(a) 若所有其他董事而其數目不少於七者，向辦事處或在董事會會議中呈遞書面通知請求該董事辭職；」

<u>第119條</u>

「任何應以現金支付予股份持有人之股息、利息或其他款項可以支票或股息單郵寄往持有人之登記地址或在共同持有人之情況下，登記冊上有關股份持有人排名最首者之登記地址或該持有人或共同持有人書面指示之人仕及其地址。除非持有人或共同持有人另有指示，每一張該等支票或股息單將根據持有人之指定為抬頭人，或在共同持有人之情況下，根據登記冊上有關股份之排名最首者之指示作抬頭人，郵寄風險由有關人承擔，銀行兌現支票或股息單即証明本公司已有效清繳。兩個或以上之共同持有人之任何一人皆可就該等共同持有人持有之股份獲分配之任何股息或其他款項或資產分配，發出有效之收據。」

<u>第135條</u>

「本公司的每名董事、執行董事、經理、秘書及職員，倘以該董事、執行董事、經理、秘書或職員的身份，對任何訴訟（不論刑事或民事）進行抗辯而得直或獲釋，或根據該條例而提交的有關申請獲得法院豁免其責任，則所引致的全部債務將獲本公司從其基金中賠償。」

LIST OF BRANCHES


九龍
Hong Kong
香港

分行一覽

LOCAL BRANCH NETWORK 本地分行網絡

1 Main Branch 總行

Hong Kong Branches 香港分行

2	Aberdeen	香港仔
3	BEA Harbour View Centre	東亞銀行港灣中心
4	Bonham Road	般含道
5	Caine Road	堅道
6	Causeway Bay	銅鑼灣
7	Central	中區
8	Chai Wan	柴灣
9	Des Voeux Road West	德輔道西
10	Happy Valley	跑馬地
11	Harbour Road	港灣道
12	International Finance Centre	國際金融中心
13	Jervois Street	蘇杭街
14	Johnston Road	莊士敦道
15	Kennedy Town Centre	堅城中心
16	King's Road	英皇道
17	Lei King Wan	鯉景灣
18	Lei Tung Estate	利東邨
19	Lyndhurst Terrace	擺花街
20	North Point	北角
21	Pokfulam Gardens	薄扶林花園
22	Port Centre	利港中心
23	Quarry Bay	鰂魚涌
24	Queen's Road East	皇后大道東
25	Revenue Tower	稅務大樓
26	Sai Ying Pun	西營盤
27	Shaukiwan	筲箕灣
28	Sheung Wan	上環
29	Siu Sai Wan	小西灣
30	Taikoo Shing	太古城
31	The University of Hong Kong	香港大學
32	Times Square	時代廣場
33	Wanchai	灣仔
34	Wong Chuk Hang	黃竹坑

Kowloon Branches 九龍分行

35	Amoy Plaza	淘大商場
36	Castle Peak Road	青山道
37	Cheung Sha Wan Road	長沙灣道
38	Chuk Yuen Estate	竹園邨
39	Festival Walk	又一城
40	Hoi Yuen Road	開源道
41	Hong Kong Baptist University	香港浸會大學
42	Houston Centre	好時中心
43	Hung Hom	紅磡
44	Jordan	佐敦
45	Kowloon City	九龍城
46	Kwun Tong	觀塘
47	Laguna City	麗港城
48	Lai Chi Kok	荔枝角
49	Lok Fu Estate	樂富邨
50	Lower Wong Tai Sin Estate	黃大仙下邨
51	Ma Tau Wei Road	馬頭圍道
52	Mei Foo Sun Chuen	美孚新邨
53	Mongkok	旺角
54	Mongkok North	旺角北
55	Mongkok South	旺角南
56	Olympian City	奧海城
57	One Peking	北京道一號
58	Pau Chung Street	炮仗街
59	San Po Kong	新蒲崗
60	Shamshuipo	深水埗
61	Tai Hang Tung	大坑東
62	Tai Po Road	大埔道
63	Tokwawan	土瓜灣
64	Tsim Sha Tsui	尖沙咀
65	Tsz Wan Shan	慈雲山
66	Waterloo Road	窩打老道
67	Whampoa Garden	黃埔花園
68	Yaumati	油麻地

New Territories Branches 新界分行

69	Chung Fu Shopping Centre	頌富商場
70	Chung On Estate	頌安邨
71	Fanling	粉嶺
72	Ha Kwai Chung	下葵涌
73	Ka Fuk Estate	嘉福邨
74	Lee On Estate	利安邨
75	Lingnan University	嶺南大學
76	Metro City Plaza	新都城中心
77	Ming Tak Estate	明德邨
78	Sha Tsui Road	沙咀道
79	Shatin New Town	沙田新城市
80	Shatin Plaza	沙田廣場
81	Sheung Kwai Chung	上葵涌
82	Sheung Shui	上水
83	Sun Chui Estate	新翠邨
84	Tai Po	大埔
85	Tai Po Plaza	大埔廣場
86	Tai Wai	大圍
87	The Hong Kong Institute of Education	香港教育學院
88	Tsing Yi Garden	青怡花園
89	Tsuen Wan	荃灣
90	Tuen Mun	屯門
91	Tuen Mun Town Plaza	屯門市廣場
92	Yuen Long	元朗
93	Yuen Long Main Road	元朗大馬路

Outlying Islands Branches 離島分行

94	Cheung Chau	長洲
95	Dragonair House	港龍大廈
96	Fu Tung Estate	富東邨
97	Peng Chau	坪洲
98	Silvermine Bay	梅窩
99	Tai O	大澳

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
Beijing Branch	北京分行	(86 10) 6554 3101
Shanghai Branch	上海分行	(86 21) 6888 0333
Shanghai Puxi Sub-Branch	上海浦西支行	(86 21) 6323 3518
Shanghai Gubei Sub-Branch	上海古北支行	(86 21) 6208 0333
Dalian Branch	大連分行	(86 411) 265 2873
Xi'an Branch	西安分行	(86 29) 720 1158
Xiamen Branch	廈門分行	(86 592) 585 4986
Guangzhou Branch	廣州分行	(86 20) 8755 1892
Guangzhou Huanshilu Sub-Branch	廣州環市路支行	(86 20) 8386 0338
Shenzhen Branch	深圳分行	(86 755) 8228 2349
Zhuhai Branch	珠海分行	(86 756) 889 6868
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Qingdao Representative Office	青島代表處	(86 532) 287 7700
Fuzhou Representative Office	福州代表處	(86 591) 780 9306
Wuhan Representative Office	武漢代表處	(86 27) 8376 8690
Chongqing Representative Office	重慶代表處	(86 23) 6373 0386
Chengdu Representative Office	成都代表處	(86 28) 8678 7688
Macau Branch	澳門分行	(853) 370 662
Taipei Branch	台北分行	(886 2) 2545 5639
Kaohsiung Branch	高雄分行	(886 7) 225 1357

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 238 8200
New York Wholesale Branch	紐約企業分行	(1 212) 238 8200
Los Angeles Branch	洛杉磯分行	(1 213) 892 1572
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 212) 238 8208
• Canal Street Main Branch	• 堅尼路總行	(1 212) 238 8208
• Alhambra Branch	• 亞罕布拉市分行	(1 626) 300 8888
• City of Industry Branch	• 工業市分行	(1 626) 965 3938
• Temple City Branch	• 天普市分行	(1 626) 656 8888
• Flushing Loan Production Office	• 法拉盛貸款辦事處	(1 718) 886 9765
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
• Richmond Hill Main Branch	• 烈治文山總行	(1 905) 882 8182
• Markham Branch	• 萬錦分行	(1 905) 940 2218
• Mississauga Branch	• 密西西加分行	(1 905) 890 2388
• Scarborough Branch	• 士嘉堡分行	(1 416) 298 6883
• Vancouver Branch	• 溫哥華分行	(1 604) 278 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女群島)有限公司	(1 284) 494 6775
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2026 6210

Total Services

全面服務 優質稱心


SUPREME
Gold
BEA
我知道

We at BEA always strive to surpass customer expectations, helping our clients achieve their financial goals in a rapidly changing world. BEA has developed extensive expertise and a diversified network of services to enhance customers' banking and financial experience.

世界瞬息萬變,能隨時配合客戶各種理財需要,甚至超越他們的期望正是東亞銀行不斷向前的動力。我們已發展多項創新及多元化的產品,加上我們豐富而專業的經驗,務求讓客戶真正體驗本行提供的卓越銀行服務。





REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their annual report together with the audited accounts for the year ended 31st December, 2003.

Principal Activities

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

Profit

The consolidated profit of the Group for the year ended 31st December, 2003, together with particulars of the appropriations which have been made therefrom or which are recommended, and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 76 to 144.

Major Customers

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

Donations

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$3,881,000 (2002: HK$2,008,000).

Fixed Assets

Details of the movements in fixed assets are set out in Note 26 on the accounts.

Share Capital

During the year, a sum of HK$17,261,000 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 6,904,455 shares of HK$2.50 each which were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2002 final dividend and the 2003 interim dividend.

During the year, 14,204,000 shares of HK$2.50 each were issued for cash of HK$217,003,000 on the exercise of options granted under the approved Staff Share Option Schemes.

Convertible Bonds due 2003

In July 2003, the Bank fully redeemed the Convertible Bonds due 2003 (the "Bonds") at par in the amount of HK$119,621,000 (US$15,340,000) upon maturity pursuant to the terms and conditions of the Bonds. The Bonds were listed on the Luxembourg Stock Exchange.

Dealings in Listed Securities of the Bank

Save for the redemption of the Convertible Bonds, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2003.

Directors

The present Directors of the Bank are shown on page 5.

During the year, George Ho (an Independent Non-executive Director, Chairman of the Remuneration Committee and a member of the Nomination Committee) retired upon conclusion of the Annual General Meeting on 25th March, 2003.

It is with deep sadness that the Board of Directors records that Alan LI Fook-sum (a Non-executive Director and a member of the Audit Committee) passed away on 30th December, 2003.

In accordance with the Articles of Association of the Bank, all Directors, including non-executive Directors, are subject to retirement by rotation and re-election at the Annual General Meeting. Accordingly, Aubrey LI Kwok-sing, Winston LO Yau-lai, KHOO Kay-peng and David LI Kwok-po retire and, being eligible, offer themselves for re-election at the Annual General Meeting to be held on Wednesday, 31st March, 2004.

No Director proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract which is not determinable by the Bank or any of its subsidiaries within

董事會報告書

董事會全寅現謹向各股東發表董事會報告書及截至2003年12月31日止年度的已審核的賬項。

主要業務

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務,以及商務、企業及投資者服務。

溢利

本集團截至2003年12月31日止年度的綜合溢利連同此等溢利的分配或有關建議,及本行和本集團於當日的財政狀況,請參閱本年報第76頁至第144頁。

主要客戶

董事會認為,本集團5位最大客戶所佔是年度本集團利息及其他營業收入總額少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣3,881,000元(2002年為港幣2,008,000元)。

固定資產

固定資產的變動詳情載於賬項附註26。

股本

年內,本銀行由股份溢價賬項中撥出港幣17,261,000元作為資本,以發行及繳足6,904,455股每股面值港幣2.50元的股份,派發予各選擇以新股份代替2002年度末期股息及2003年度中期股息的股東。

本年內,在認可僱員認股計劃認股權方面,以溢價發行14,204,000股每股面值港幣2.50元的股份,所得現金為港幣217,003,000元。

2003年到期的可換股債券

在2003年7月,本銀行根據有關條款及條件,在到期日全數贖回合共港幣119,621,000元(15,340,000美元)於2003年到期的可換股債券。該等可換股債券在盧森堡證券交易所上市買賣。

買賣本銀行上市證券

除贖回可換股債券外,在截至2003年12月31日止的年度內,本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

董事會

本銀行現任董事的名單載於本年報第5頁。

年內,何佐芝(獨立非執行董事、薪酬委員會主席及提名委員會委員)在2003年3月25日舉行的股東周年大會結束後退休。

本銀行董事李福深(非執行董事及審核委員會委員)痛於2003年12月30日逝世,全寅深感惋惜,謹誌哀悼。

按照本銀行組織章程,各董事包括非執行董事須在周年常會上輪值告退及膺選連任。根據此規定,李國星、羅友禮、邱繼炳及李國寶將在2004年3月31日星期三舉行的股東周年常會上輪值告退,並願膺選連任。

one year without payment of compensation, other than normal statutory obligations.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(p)(iv) and 38 on the accounts.

The Chairman and each of the Directors, including the Independent Non-executive Directors, received HK$150,000 and HK$75,000, respectively, as directors' fees for the year ended 31st December, 2003.

The fee to the Director who retired during the year was paid in accordance with his length of service.

Audit Committee

The composition of the Committee is shown on page 5. LEE Shau-kee resigned as a member of the Committee on 1st January, 2004. All the members are Independent Non-executive Directors, as at the date of this Report.

The Committee is responsible for reviewing and supervising the Group's financial reporting process and internal control systems, including risk management. In respect of the review of the financial reports and the internal control systems, all issues raised have been addressed by management. The work and findings of the Committee have been reported to the Board. During the year, no issues brought to the attention of management and the Board were of sufficient importance to require disclosure in the Annual Report.

The Committee met three times during 2003. Winston LO Yau-lai attended all three meetings; WONG Chung-hin, LEE Shau-kee, Allan WONG Chi-yun and Thomas KWOK Ping-kwong attended two meetings each.

The Chairman received HK$20,000 and each of the members of the Committee received HK$10,000 as remuneration for the year ended 31st December, 2003.

Nomination Committee

The Committee is chaired by Simon LI Fook-sean. The other members are David LI Kwok-po, LI Fook-wo, LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

The Committee is responsible for recommending to the Board all new appointments of Directors, senior management and key personnel of the Bank, and for review of management succession planning for senior management and key personnel of the Bank.

No remuneration was paid to the Chairman or members of the Committee for the year ended 31st December, 2003.

Remuneration Committee

George HO retired as Chairman of the Committee on 25th March, 2003, and was succeeded as Chairman by Allan WONG Chi-yun. The other members are Simon LI Fook-sean, Aubrey LI Kwok-sing, Winston LO Yau-lai (appointed on 25th March, 2003) and Thomas KWOK Ping-kwong.

The Committee is responsible for reviewing and recommending the remuneration packages of senior management and key personnel of the Bank, and for recommending the remuneration policy framework to the Board.

The Chairman received HK$20,000 and each of the members of the Committee received HK$10,000 as remuneration for the year ended 31st December, 2003.

所有擬在即將召開的股東周年常會上膺選連任的董事，並沒有尚未屆滿的服務合約，該等合約屬本行或其附屬公司在一年內不可在不予賠償(法定賠償除外)的情況下終止者。

在年底或本年內凡與本銀行或其任何附屬公司業務有重大關係的合約，本銀行各董事均無佔有任何重大權益。

除本行業務外，本銀行各董事並無在其他業務中佔有權益，而該其他業務直接或間接與本銀行的業務構成競爭或可能構成競爭。

除於下列「認股權資料」項下及賬項附註2(p)(iv)及38所詳載的僱員認股計劃外，本年內本銀行或其任何附屬公司並無簽訂任何合約，以致本銀行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本銀行或其他法人團體的股份或債券而獲益。

本銀行主席及各董事包括獨立非執行董事分別獲港幣150,000元及港幣75,000元作為截至2003年12月31日止財政年度的董事袍金。

在年內退休的董事之袍金則按其服務期支付。

審核委員會

審核委員會的成員名單刊載於本年報第5頁。李兆基於2004年1月1日辭任審核委員會委員一職。在本報告刊發日期，該委員會的所有成員均為獨立非執行董事。

審核委員會負責審查及監察本集團的財務匯報程序及內部監控系統包括風險管理。在審查財務匯報及內部監控系統的過程中發現的事項已交由管理層處理。委員會的工作情況及審閱結果已向董事會報告。在年內，已提交管理層以及董事會所需留意的事項，其重要性不足以需在年報內披露。

該委員會在2003年內共舉行了三次會議。羅友禮出席所有會議；黃頌顯、李兆基、黃子欣及郭炳江各出席兩次會議。

該委員會的主席及各委員分別獲港幣20,000元及港幣10,000元作為截至2003年12月31日止年度的酬金。

提名委員會

提名委員會的主席為李福善，其他成員包括李國寶、李福和、李兆基、黃子欣及李國星。

該委員會負責向董事會提出委任董事、高層管理人員及主要職員的建議；以及審議高層管理人員及主要職員的繼任安排。

該委員會的主席及各成員在2003年12月31日止的年度內並無獲支付任何薪酬。

薪酬委員會

何佐芝在2003年3月25日退任薪酬委員會主席一職，由黃子欣接任為主席。其他成員包括李福善、李國星、羅友禮(於2003年3月25日獲委任)及郭炳江。

該委員會負責審議本行高層管理人員及主要職員的薪酬方案及提出有關建議；以及就薪酬政策架構向董事會提出建議。

該委員會的主席及各成員分別獲港幣20,000元及港幣10,000元作為截至2003年12月31日止年度的酬金。

Other Committees

There are ten other specialised committees formed under the Board, namely Sealing Committee, Executive Committee, Risk Management Committee, Credit Committee, Asset and Liability Management Committee, Operational and Other Risks Management Committee, Investment Committee, Policy Committee, Crisis Management Committee and Steering Committee for the Basel Project. The roles, functions and composition of these committees are disclosed in Point (6) of Unaudited Supplementary Financial Information.

Directors' and Chief Executive's Interests

As at 31st December, 2003, interests and short positions of the Directors and Chief Executive in the shares, underlying shares and debentures of the Bank or any associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	17,645,918		
	Interest of spouse	639,336	18,285,254 [1]	1.25
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,955,378	32,191,182 [2]	2.19
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941 [3]	0.03
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985 [4]	0.11
Simon LI Fook-sean	Beneficial owner	894,000		
	Interest of spouse	3,113,000		
	Founder of discretionary trust	42,833,690	46,840,690 [5]	3.19
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,482,901	10,483,025 [6]	0.71
Aubrey LI Kwok-sing	Beneficial owner	23,093		
	Interest of spouse	32,830		
	Beneficiary of discretionary trust	30,955,378	31,011,301 [7]	2.11
Joseph PANG Yuk-wing	Beneficial owner	204,318	204,318	0.01
William MONG Man-wai	Beneficial owner	776,349		
	Interest of corporation	5,242,661	6,019,010 [8]	0.41
CHAN Kay-cheung	Beneficial owner	218,610	218,610	0.01
Winston LO Yau-lai	Trustee of trust	258,390	258,390 [9]	0.02
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000 [10]	0.07
Thomas KWOK Ping-kwong	–	–	Nil	Nil
Richard LI Tzar-kai	–	–	Nil	Nil

其他委員會

其他10個由董事會成立的專責委員會包括印章委員會、執行委員會、風險管理委員會、信貸委員會、資產負債管理委員會、營運及其他風險管理委員會、投資委員會、政策委員會、危機管理委員會及巴塞爾項目督導委員會。該等委員會的角色、職能及組織載於未經審核補充財務資料第(6)項下。

董事及行政總裁權益

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)公布的各董事及行政總裁於2003年12月31日所持有本行及其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中的權益及淡倉的詳情如下:

I. 本行股份權益的好倉:

姓名	身分及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	17,645,918		
	配偶的權益	639,336	18,285,254[1]	1.25
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,955,378	32,191,182[2]	2.19
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.03
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.11
李福善	實益擁有人	894,000		
	配偶的權益	3,113,000		
	酌情信託的成立人	42,833,690	46,840,690[5]	3.19
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,482,901	10,483,025[6]	0.71
李國星	實益擁有人	23,093		
	配偶的權益	32,830		
	酌情信託的受益人	30,955,378	31,011,301[7]	2.11
彭玉榮	實益擁有人	204,318	204,318	0.01
蒙民偉	實益擁有人	776,349		
	法團的權益	5,242,661	6,019,010[8]	0.41
陳棋昌	實益擁有人	218,610	218,610	0.01
羅友禮	信託的受託人	258,390	258,390[9]	0.02
邱繼炳	法團的權益	1,000,000	1,000,000[10]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無

Notes:

1 *David LI Kwok-po was the beneficial owner of 17,645,918 shares and he was deemed to be interested in 639,336 shares through the interests of his spouse, Penny POON Kam-chui.*

2 *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,955,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,955,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,955,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 7 below).*

3 *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4 *LEE Shau-kee was the beneficial owner of 647,985 shares.*

LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 36.72% held by Henderson Investment Limited which in turn was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5 *Simon LI Fook-sean was the beneficial owner of 894,000 shares and he was deemed to be interested in 3,113,000 shares through the interests of his spouse, YANG Yen-ying. The remaining 42,833,690 shares were held by two discretionary trusts, Settlement of Dr. Simon F.S. Li and The Longevity Trust, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 42,833,690 shares was made on a voluntary basis.*

6 *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

7 *Aubrey LI Kwok-sing was the beneficial owner of 23,093 shares and he was deemed to be interested in 32,830 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,955,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,955,378 shares as founder of the discretionary trust (please refer to note 2 above).*

8 *William MONG Man-wai was the beneficial owner of 776,349 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

9 *Winston LO Yau-lai was deemed to be interested in 258,390 shares which were held by K.S. Lo Foundation of which he was a trustee.*

10 *KHOO Kay-peng was deemed to be interested in 1,000,000 shares which were held through Bonham Industries Limited, a company beneficially owned by him.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the year ended 31st December, 2003 was shown in the following section under the heading "Information on Share Options".

附註:

1 *李國寶為17,645,918股的實益擁有人。由於其配偶潘金翠擁有639,336股之權益,他亦被視為擁有該等股份。*

2 *李福和為1,235,804股的實益擁有人。餘下之30,955,378股由The Fook Wo Trust持有,李福和為該信託的成立人,惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。李國星作為該信託其中一位酌情受益人,亦擁有該30,955,378股的權益(請參閱下列附註7)。*

3 *黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益,他亦被視為擁有該等股份。*

4 *李兆基為647,985股的實益擁有人。*

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有73.48%股權的恒基兆業發展有限公司持有中華煤氣36.72%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產61.87%股權。Hopkins (Cayman) Limited(「Hopkins」),作為一個單位信託(「該單位信託」)的受託人,擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」),分別為不同全權信託的受託人,持有該單位信託的單位。李兆基擁有Hopkins,Rimmer及Riddick的全部已發行股份。

5 *李福善為894,000股的實益擁有人。由於其配偶楊延茵擁有3,113,000股之權益,他亦被視為擁有該等股份。餘下之42,833,690股由兩個酌情信託Settlement of Dr. Simon F.S. Li及The Longevity Trust持有,李福善為該兩個酌情信託的成立人,惟他不可以影響受託人如何行使其酌情權。披露該42,833,690股出於自願性質。*

6 *由於其配偶郭志蕙擁有124股之權益,黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人,他亦被視為擁有該酌情信託所持有的10,482,901股。*

7 *李國星為23,093股的實益擁有人。由於其配偶吳伊莉擁有32,830股之權益,他亦被視為擁有該等股份。餘下之30,955,378股由一個酌情信託The Fook Wo Trust持有,李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人,李福和亦已就該等30,955,378股作出披露(請參閱上列附註2)。*

8 *蒙民偉為776,349股的實益擁有人。餘下的5,242,661股當中:(i) 4,502,798股由信興電器貿易有限公司持有;(ii) 668,323股由信興科技有限公司持有;及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。*

9 *由於羅友禮為K.S. Lo Foundation的一位受託人,他被視為擁有K.S. Lo Foundation持有之258,390股。*

10 *邱繼炳被視為擁有由他實益擁有的Bonham Industries Limited持有之1,000,000股。*

II. 本行相關股份(就股本衍生工具而言)的好倉:

根據本銀行的認可僱員認股計劃,李國寶、彭玉榮及陳棋昌獲授予認股權,以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2003年12月31日止期間的資料,見於下列「認股權資料」項下。

III. Short positions in shares and (in respect of equity derivatives) underlying shares of the Bank:

None

IV. Long and short positions in shares and (in respect of equity derivatives) underlying shares of associated corporation(s) of the Bank:

None

V. Interests in debentures of the Bank:

None

VI. Interests in debentures of the associated corporation of the Bank:

Name	Issuer	Capacity and nature	Amount of debentures	Total
LEE Shau-kee	East Asia Financial Holding (BVI) Limited	Interest of corporation	US$5,000,000	US$5,000,000[1]
Simon LI Fook-sean	East Asia Financial Holding (BVI) Limited	Beneficial owner	US$1,000,000	
		Founder of discretionary trust	US$1,000,000	US$2,000,000[2]

Notes:

1 *LEE Shau-kee was deemed to be interested in the debentures of East Asia Financial Holding (BVI) Limited ("EAFH (BVI)") (a wholly-owned subsidiary of the Bank) in the amount of US$5,000,000 held through Glorious Asia S.A. Glorious Asia S.A. was wholly owned by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.*

2 *Simon LI Fook-sean was the beneficial owner of the debentures of EAFH (BVI) in the amount of US$1,000,000 and he was deemed to be interested in the debentures of EAFH (BVI) in the amount of US$1,000,000 held by a discretionary trust, Settlement of Dr. Simon F.S. Li, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of the US$1,000,000 debentures held by the discretionary trust was made on a voluntary basis.*

Save as disclosed above, as at 31st December, 2003, none of the Directors or the Chief Executive of the Bank had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Bank or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Bank pursuant to section 352 of the SFO or any interests which are required to be notified to the Bank and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

III.本行股份及(就股本衍生工具而言)相關股份的淡倉：

無

IV. 本行相關法團的股份及(就股本衍生工具而言)相關股份的好倉及淡倉：

無

V. 本行債權證權益：

無

VI. 本行相關法團債權證權益：

姓名	發行人	身分及性質	債權證數額	總數
李兆基	East Asia Financial Holding (BVI) Limited	法團的權益	5,000,000美元	5,000,000美元[1]
李福善	East Asia Financial Holding (BVI) Limited	實益擁有人	1,000,000美元	
		酌情信託的成立人	1,000,000美元	2,000,000美元[2]

附註：

1 *李兆基被視為擁有由Glorious Asia S.A.持有之5,000,000美元債權證。該等債權證由East Asia Financial Holding (BVI) Limited(「EAFH (BVI)」)(本行的全資附屬公司)發行。Glorious Asia S.A.由恒基兆業有限公司(「恒基兆業」)全資擁有。Hopkins (Cayman) Limited(「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins，Rimmer及Riddick的全部已發行股份。*

2 *李福善實益擁有為數1,000,000美元由EAFH (BVI)發行的債權證，而他亦被視為擁有由一個酌情信託Settlement of Dr. Simon F.S. Li持有為數1,000,000美元由EAFH (BVI)發行的債權證。李福善為該酌情信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該等由酬情信託持有之1,000,000美元債權證出於自願性質。*

除上文所披露者外，於2003年12月31日，本行各董事或行政總裁概無根據《證券及期貨條例》第XV部第7及第8分部於本行或其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份或債權證中擁有(或根據《證券及期貨條例》的有關規定被認為或被視作擁有)任何權益或淡倉，或任何必須列入本行根據《證券及期貨條例》第352條予以存置的登記冊內的權益，或任何根據上市規則所載上市公司董事進行證券交易的標準守則必須向本行及香港聯合交易所有限公司申報的權益。

Information on Share Options

Information in relation to share options disclosed in accordance with the Listing Rules was as follows:

(1) Movement of share options during the year ended 31st December, 2003:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding At 1/1/2003	Granted	Exercised	Lapsed	Outstanding At 31/12/2003
David LI Kwok-po	20/4/1998	133,800	–	–	133,800	Nil
	21/4/1999	145,000	–	–	–	145,000
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	–	1,000,000[b]	–	–	1,000,000
Joseph PANG Yuk-wing	20/4/1998	119,400	–	–	119,400	Nil
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	–	500,000[b]	–	–	500,000
CHAN Kay-cheung	20/4/1998	119,400	–	–	119,400	Nil
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	–	500,000[b]	–	–	500,000
Aggregate of other Employees*	20/4/1998	4,988,600	–	–	4,988,600	Nil
	21/4/1999	4,105,000	–	3,764,000[c]	10,000	331,000
	20/4/2000	10,723,000	–	6,990,000[c]	440,000	3,293,000
	19/4/2001	3,710,000	–	1,665,000[c]	260,000	1,785,000
	18/4/2002	3,855,000	–	1,785,000[c]	270,000	1,800,000
	02/5/2003	–	13,525,000[b]	–	360,000	13,165,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

認股權資料

根據《上市規則》所披露有關認股權的資料如下:

(1) 截至2003年12月31日止年度內認股權的變動:

		認股權數目				
姓名	授予日期[a]	於1/1/2003日尚未行使	授出	行使	失效	於31/12/2003日尚未行使
李國寶	20/4/1998	133,800	–	–	133,800	無
	21/4/1999	145,000	–	–	–	145,000
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	–	1,000,000[b]	–	–	1,000,000
彭玉榮	20/4/1998	119,400	–	–	119,400	無
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	–	500,000[b]	–	–	500,000
陳棋昌	20/4/1998	119,400	–	–	119,400	無
	21/4/1999	130,000	–	–	–	130,000
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	–	500,000[b]	–	–	500,000
其他僱員的總數*	20/4/1998	4,988,600	–	–	4,988,600	無
	21/4/1999	4,105,000	–	3,764,000[c]	10,000	331,000
	20/4/2000	10,723,000	–	6,990,000[c]	440,000	3,293,000
	19/4/2001	3,710,000	–	1,665,000[c]	260,000	1,785,000
	18/4/2002	3,855,000	–	1,785,000[c]	270,000	1,800,000
	02/5/2003	–	13,525,000[b]	–	360,000	13,165,000

* *按香港《僱傭條例》所指的「連續合約」工作的僱員*

(2) No share options were cancelled during the year ended 31st December, 2003.

(3) The accounting policy adopted for share options is set out in Note 2(p)(iv) on the accounts.

Notes:

a Particulars of share options:

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share HK$
20/4/1998	20/4/1998 - 19/4/1999	20/4/1999 - 20/4/2003	15.30
21/4/1999	21/4/1999 - 20/4/2000	21/4/2000 - 21/4/2004	12.09
20/4/2000	20/4/2000 - 19/4/2001	20/4/2001 - 20/4/2005	16.46
19/4/2001	19/4/2001 - 18/4/2002	19/4/2002 - 19/4/2006	16.96
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80
02/5/2003	02/5/2003 - 01/5/2004	02/5/2004 - 02/5/2008	14.90

b (i) The closing price of the shares of the Bank immediately before 2nd May, 2003 on which the options were granted was HK$14.45.

(ii) Value of share options granted during the year ended 31st December, 2003:

The Directors consider that it is not appropriate to disclose the value of options granted during the year ended 31st December, 2003, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

c Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2003:

Date of Grant	No. of Options Exercised	Exercise Price Per Share HK$	AWA Closing Price HK$
21/4/1999	3,764,000	12.09	19.78
20/4/2000	6,990,000	16.46	22.45
19/4/2001	1,665,000	16.96	23.62
18/4/2002	1,785,000	15.80	21.37

Save as disclosed above, as at 31st December, 2003, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

(2) 截至2003年12月31日止年度內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(p)(iv)。

附註：

a 認股權詳情：

授予日期	有效期	行使期	每股行使價 港幣(元)
20/4/1998	20/4/1998 - 19/4/1999	20/4/1999 - 20/4/2003	15.30
21/4/1999	21/4/1999 - 20/4/2000	21/4/2000 - 21/4/2004	12.09
20/4/2000	20/4/2000 - 19/4/2001	20/4/2001 - 20/4/2005	16.46
19/4/2001	19/4/2001 - 18/4/2002	19/4/2002 - 19/4/2006	16.96
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80
02/5/2003	02/5/2003 - 01/5/2004	02/5/2004 - 02/5/2008	14.90

b (i) 本銀行股份在緊接2003年5月2日授出認股權當日之前的收市價為港幣14.45元。

(ii) 在截至2003年12月31日止年度內授出認股權的價值：

董事會認為評估認股權的價值涉及多方面主觀及不肯定的假設，因此不宜披露於截至2003年12月31日止年度內授出之認股權的價值。董事會相信基於揣測性的假設以評估認股權的價值意義不大，且對股東有所誤導。

c 在截至2003年12月31日止年度內本銀行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價 港幣(元)	全年加權平均收市價 港幣(元)
21/4/1999	3,764,000	12.09	19.78
20/4/2000	6,990,000	16.46	22.45
19/4/2001	1,665,000	16.96	23.62
18/4/2002	1,785,000	15.80	21.37

除上述所披露外，於2003年12月31日，本銀行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利，以認購本銀行或其任何聯繫公司的股本或債務證券。

Information on Share Option Scheme

The following is a summary of the Staff Share Option Scheme 2002 which was adopted on 26th March, 2002 (the "Scheme") disclosed in accordance with the Listing Rules:

1 **Purpose of the Scheme:**

(a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

(b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2 **Participants of the Scheme:**

The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3 **Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2003:**

The number of shares available for issue under the Scheme is 71,696,959 shares representing 4.89% of the issued share capital at 31st December, 2003.

4 **Maximum entitlement of each participant under the Scheme:**

No options may be granted to any eligible persons which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5 **The period within which the shares must be taken up under an option:**

Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6 **The minimum period for which an option must be held before it can be exercised:**

From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7 **The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:**

N/A

8 **The basis of determining the exercise price:**

The exercise price is determined by the Directors and being not less than the highest of:

(a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

(b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

(c) the nominal value of the Bank's shares.

9 **The remaining life of the Scheme:**

The Scheme Period will end on 25th March, 2007.

認股權計劃資料

根據上市規則披露的有關於2002年3月26日採納的僱員認股計劃2002（「計劃」）的摘要如下：

1 計劃的目的：

(a) 本計劃屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。

(b) 本計劃為合資格人士提供機會持有本銀行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2 計劃的參與人：

董事會可按其酌情權，向本集團任何僱員，包括執行董事和行政總裁，授予認股權。

3 計劃中可予發行的股份數目及其於2003年12月31日佔已發行股本的百分率：

計劃中可予發行的股份數目為71,696,959股，佔本行於2003年12月31日已發行股本的4.89%。

4 計劃中每名參與人可獲授權益上限：

凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日（包括當日）止十二個月內，因行使已經根據或將會根據本計劃及本銀行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使的認股權）時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權，須受載於該計劃的規則內的若干規定所約束。

5 可根據認股權認購股份的期限：

由該認股權授予日的第一周年開始截至授予日的第五周年止。

6 認股權行使之前必須持有的最短期限：

由認股權授出之日起直至授予日的第一周年之前一日。

7 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限：

不適用

8 行使價的釐定基準：

行使價由董事會釐定，但不少於下列的較高價：

(a) 於授出有關認股權當日，本銀行股份於聯交所日報表的收市價；

(b) 相等於緊接授出有關認股權當日之前五個營業日，本銀行股份於聯交所日報表的平均收市價；及

(c) 本銀行股份的面值。

9 計劃尚餘的有效期：

計劃期間將於2007年3月25日終止。

Interests of Substantial Shareholders and Other Persons

Save as disclosed below, as at 31st December, 2003, the Directors were not aware of any person (other than a Director or Chief Executive of the Bank or his respective associate(s)) who had an interest or short position in the shares or underlying shares of the Bank which would fall to be disclosed to the Bank under Divisions 2 and 3 of Part XV of the SFO:

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	% on issued share capital
East Asia International Trustees Limited	Trustee	94,710,382*	6.45

* *East Asia International Trustees Limited was deemed to be interested in these 94,710,382 shares held by various trusts of which this company was the trustee.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

None

III. Short positions in shares and (in respect of equity derivatives) underlying shares of the Bank:

None

Compliance

(1) In preparing the accounts for 2003, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2003.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 10th February, 2004

大股東及其他人士的權益

除下文所披露者外，董事並不知悉有任何其他人士(本行的董事或行政總裁或其各自的聯繫人士除外)於2003年12月31日在本行的股份或相關股份中，擁有根據《證券及期貨條例》第XV部第2及第3分部必須向本行披露的權益或淡倉。

I. 本行權益股份的好倉：

姓名	身分及性質	股份數目	佔已發行股本的百分率
East Asia International Trustee Limited	受託人	94,710,382*	6.45

* *該等股份由多個信託持有，East Asia International Trustee Limited為該等信託的受託人，因而被視為擁有該等94,710,382股股份。*

II. 本行(就股本衍生工具而言)相關股份的好倉：

無

III. 本行股份及(就股本衍生工具而言)相關股份的淡倉：

無

符合指引

(1) 本銀行已完全按照香港金融管理局於2002年11月8日所頒布的監管政策手冊《本地註冊認可機構披露財務資料》所載的指引編製2003年度賬目。

(2) 在截至2003年12月31日止年度內本銀行已遵守上市規則附錄14所載的「最佳應用守則」。

核數師

在即將召開的股東周年常會中，將提請通過再聘畢馬威會計師事務所為本銀行核數師的議案。

主席兼行政總裁
李國寶

香港，2004年2月10日

REPORT OF THE AUDITORS

KPMG

TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 76 to 144 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 10th February, 2004

核數師報告書

KPMG

致東亞銀行有限公司各股東：

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第76頁至第144頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港《公司條例》第141條的規定，只向作為法人團體的股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及 貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實與公平地反映 貴銀行及 貴集團於2003年12月31日的財政狀況和 貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，2004年2月10日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益賬

For the year ended 31st December, 2003　截至2003年12月31日止年度

		Notes 附註	**2003** **HK$'000 港幣千元**	2002 Restated 重報 HK$'000 港幣千元
Interest income	利息收入	4	**5,763,729**	6,379,553
Interest expense	利息支出	5	**(2,167,649)**	(2,727,277)
Net interest income	淨利息收入		**3,596,080**	3,652,276
Fees and commission income	服務費及佣金收入	6	**1,266,294**	1,133,295
Fees and commission expense	服務費及佣金支出		**(210,818)**	(183,696)
Net trading profits	交易溢利淨額	7	**473,079**	195,860
Other operating income	其他經營收入	8	**271,612**	258,561
Operating income	經營收入		**5,396,247**	5,056,296
Operating expenses	經營支出	9	**(2,525,540)**	(2,542,594)
Operating profit before provisions	未扣除準備的經營溢利		**2,870,707**	2,513,702
Charge for bad and doubtful debts	壞賬及呆賬支出	10	**(498,670)**	(810,939)
Operating profit after provisions	已扣除準備之經營溢利		**2,372,037**	1,702,763
Net loss on disposal of fixed assets	出售固定資產之淨虧損		**(11,195)**	(31,167)
Revaluation surplus/(deficit) on investment properties	重估投資物業盈餘/(虧損)	26	**12,816**	(92,257)
Impairment loss on bank premises	銀行行址減值損失	26,33(c)	**(113,782)**	-
Net (loss)/profit on disposal of held-to-maturity debt securities, investment securities and associates	出售持至到期債務證券、投資證券和聯營公司淨(虧損)/溢利		**(14,040)**	456
Write back/(provision) on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金回撥/(調撥)		**15,874**	(39,581)
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**112,598**	32,656
Profit for the year before taxation	年度內除税前溢利	11	**2,374,308**	1,572,870
Income tax	所得税	12	**(433,401)**	(277,013)
Profit for the year after taxation	年度內除税後溢利		**1,940,907**	1,295,857
Minority interests	少數股東權益		**(19,193)**	(26,071)
Profit attributable to shareholders	股東應佔溢利	13	**1,921,714**	1,269,786
Appropriations:	撥款：			
Dividends attributable to the year	應屬本年度股息	14		
Interim paid	已支付中期股息		**334,057**	302,348
Final paid in respect of previous year	已支付屬上年度末期股息		**11**	148
Final proposed	擬派末期股息		**909,821**	506,221

			HK$ 港幣	HK$ 港幣
Earnings per share	每股盈利			
Basic	基本	15(a)	**1.32**	0.88
Diluted	攤薄	15(b)	**1.32**	0.88
Cash	現金	15(d)	**1.42**	0.98

The notes on pages 82 to 144 form part of these accounts.　第82至144頁之附註屬本賬項之一部分。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

As at 31st December, 2003　2003年12月31日

		Notes 附註	2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	19	**36,033,510**	34,937,640
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	29	**21,075,521**	11,670,652
Trade bills less provisions	已扣除準備的貿易票據		**623,273**	671,763
Certificates of deposit held	持有的存款證	20(a),29	**3,016,556**	2,370,751
Other investments in securities	其他證券投資	20(b)	**10,151,335**	13,255,164
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	21,22	**108,379,794**	111,824,208
Held-to-maturity debt securities	持至到期債務證券	20(c),29	**11,709,225**	3,125,686
Investment securities	投資證券	20(d)	**243,097**	253,428
Investments in associates	聯營公司投資	24	**736,484**	639,500
Goodwill	商譽	25	**2,343,408**	2,181,433
Deferred tax assets	遞延稅項資產	30(b)	**79,217**	77,029
Fixed assets	固定資產	26	**4,084,698**	4,407,057
Total Assets	資產總額		**198,476,118**	185,414,311
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	29	**7,516,565**	5,754,837
Deposits from customers	客戶存款	29	**155,420,612**	141,661,889
Certificates of deposit issued	已發行存款證	29	**5,527,339**	10,157,757
Convertible bonds issued	已發行可換股債券	27,29	**-**	119,637
Current taxation	本期稅項	30(a)	**144,644**	123,535
Other accounts and provisions	其他賬項及準備		**4,616,361**	3,778,844
Deferred tax liabilities	遞延稅項負債	30(b)	**863,928**	710,358
Total Liabilities	負債總額		**174,089,449**	162,306,857
CAPITAL RESOURCES	**資本**			
Loan capital	借貸資本	31	**4,260,751**	4,276,227
Share capital	股本	32	**3,668,634**	3,615,863
Reserves	儲備	33	**16,432,866**	15,170,656
Shareholders' Funds	股東資本		**20,101,500**	18,786,519
Minority interests	少數股東權益		**24,418**	44,708
Total Capital Resources	資本總額		**24,386,669**	23,107,454
Total Capital Resources and Liabilities	資本及負債總額		**198,476,118**	185,414,311

Approved and authorised for issue by the Board of Directors on 10th February, 2004.

董事會於2004年2月10日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	LEE Shau-kee		**李兆基**

The notes on pages 82 to 144 form part of these accounts.

第82至144頁之附註屬本賬項之一部分。

BALANCE SHEET
資產負債表

As at 31st December, 2003　2003年12月31日

		Notes 附註	2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	19	**35,507,437**	34,521,150
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	29	**21,001,725**	11,498,941
Trade bills less provisions	已扣除準備的貿易票據		**623,040**	671,763
Certificates of deposit held	持有的存款證	20(a),29	**2,559,319**	1,950,272
Other investments in securities	其他證券投資	20(b)	**9,487,976**	12,748,565
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	21,22	**105,783,734**	107,764,730
Amounts due from subsidiaries	附屬公司欠款	28(a)	**1,371,701**	2,161,098
Held-to-maturity debt securities	持至到期債務證券	20(c),29	**11,090,880**	2,591,727
Investment securities	投資證券	20(d)	**198,782**	210,213
Investments in subsidiaries	附屬公司投資	23	**1,811,125**	1,876,423
Investments in associates	聯營公司投資	24	**182,640**	188,582
Goodwill	商譽	25	**1,556,954**	1,653,615
Deferred tax assets	遞延稅項資產	30(b)	**65,725**	69,453
Fixed assets	固定資產	26	**3,596,807**	3,755,109
Total Assets	資產總額		**194,837,845**	181,661,641
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	29	**7,428,846**	5,697,438
Deposits from customers	客戶存款	29	**145,952,847**	131,438,933
Certificates of deposit issued	已發行存款證	29	**7,727,339**	12,357,757
Convertible bonds issued	已發行可換股債券	27,29	**–**	119,637
Amounts due to subsidiaries	欠附屬公司款項	28(b)	**10,696,720**	11,480,094
Current taxation	本期稅項	30(a)	**122,675**	97,026
Other accounts and provisions	其他賬項及準備		**3,221,405**	2,727,168
Deferred tax liabilities	遞延稅項負債	30(b)	**846,650**	703,393
Total Liabilities	負債總額		**175,996,482**	164,621,446
CAPITAL RESOURCES	**資本**			
Share capital	股本	32	**3,668,634**	3,615,863
Reserves	儲備	33	**15,172,729**	13,424,332
Total Capital Resources	資本總額		**18,841,363**	17,040,195
Total Capital Resources and Liabilities	資本及負債總額		**194,837,845**	181,661,641

Approved and authorised for issue by the Board of Directors on 10th February, 2004.

董事會於2004年2月10日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	LEE Shau-kee		**李兆基**

The notes on pages 82 to 144 form part of these accounts.

第82至144頁之附註屬本賬項之一部分。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31st December, 2003 截至2003年12月31日止年度

		Notes 附註	2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
Balance as at 1st January	於1月1日結餘			
– As previously reported	一如前匯報		**18,875,039**	18,247,501
– Prior period adjustments in respect of deferred tax	一遞延稅項產生的前期調整	3,33(c),33(d),33(i)	**(88,520)**	(76,025)
– As restated	一重報		**18,786,519**	18,171,476
(Recognition)/release of net deferred tax liabilities in:	(確認)/回撥遞延稅項負債淨額於：			
Revaluation reserve on bank premises	行址重估儲備	33(c)	**(15,302)**	2,137
Revaluation reserve on investment properties	投資物業重估儲備	33(d)	**–**	3,960
Revaluation deficit on investment properties	重估投資物業虧損		**–**	(108,341)
Impairment loss on bank premises	銀行行址減值損失	33(c)	**(122,013)**	–
Exchange and other adjustments	匯兑及其他調整	33(g),33(h)	**42,844**	32,570
Net losses not recognised in the profit and loss account	在損益賬未確認的淨虧損		**(94,471)**	(69,674)
Net profit for the year	年度內淨溢利			
– As previously reported	一如前匯報			1,288,378
– Prior period adjustments in respect of deferred tax	一遞延稅項產生的前期調整	33(i)		(18,592)
Profit attributable to shareholders (2002: as restated)	股東應佔溢利(2002年：重報)	33(i)	**1,921,714**	1,269,786
Dividends declared or approved during the year	年度內已宣布或核准派發股息	33(i)	**(840,289)**	(775,546)
Movements in shareholders' funds arising from capital transactions with shareholders:	與股東進行資本交易所產生的股本變動：			
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	32,33(a)	**217,003**	12,678
Shares issued in lieu of dividends	以股代息發行的股份	33(b)	**111,161**	177,809
Capital fee	資本費用	33(a)	**(137)**	(10)
			328,027	190,477
Balance as at 31st December	於12月31日結餘		**20,101,500**	18,786,519

The notes on pages 82 to 144 form part of these accounts. 第82至144頁之附註屬本賬項之一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2003 截至2003年12月31日止年度

		Notes 附註	2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務活動**			
Profit for the year before taxation	年度內除稅前溢利		**2,374,308**	1,572,870
Adjustments for non-cash items:	非現金項目調整：			
Charge for bad and doubtful debts	壞賬及呆賬支出	10	**498,670**	810,939
(Write back)/provision on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金(回撥)/調撥		**(15,874)**	39,581
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(112,598)**	(32,656)
Net loss/(profit) on disposal of held-to-maturity debt securities, investment securities and associates	出售持至到期債務證券、投資證券和聯營公司淨虧損/(溢利)		**14,040**	(456)
Net loss on disposal of fixed assets	出售固定資產之淨虧損		**11,195**	31,167
Interest expense on certificates of deposit and bonds issued	已發行存款證及債券利息支出		**396,750**	544,459
Depreciation on fixed assets	固定資產折舊	9,26	**228,842**	226,223
Amortisation and impairment of goodwill	商譽攤銷及減值	9,25	**140,087**	138,361
Impairment loss on bank premises	銀行行址減值損失		**113,782**	–
Dividend income from equity securities	股份證券股息收入	8	**(26,271)**	(24,982)
Amortisation of premium/discount on certificates of deposit and loan capital issued	已發行存款證及債務資本的溢價/折扣攤銷		**84,782**	32,793
Revaluation (surplus)/deficit on investment properties	重估投資物業(盈餘)/虧損	26	**(12,816)**	92,257
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**營運資金變動前的經營溢利**		**3,694,897**	3,430,556
(Increase)/decrease in operating assets:	經營資產(增)/減額：			
Placements with banks and other financial institutions with original maturity beyond three months	原本期限為3個月以上的銀行及其他金融機構存款		**(12,354,207)**	1,367,626
Trade bills	貿易票據		**48,434**	(93,727)
Certificates of deposit held with original maturity beyond three months	原本期限為3個月以上的持有的存款證		**(135,799)**	(191,844)
Other investments in securities	其他證券投資		**3,141,065**	(9,113,558)
Advances to customers	客戶貸款		**4,870,312**	(1,215,229)
Advances to banks and other financial institutions	銀行及其他金融機構貸款		**(475,419)**	(527,913)
Treasury bills with original maturity beyond three months	原本期限為3個月以上的國庫債券		**(1,091,022)**	555,589
Held-to-maturity debts securities and investment securities	持至到期債務證券及投資證券		**(8,629,332)**	(798,273)
Other accounts and accrued interest	其他賬項及應計利息		**(1,459,241)**	(1,043,832)
Deferred tax assets	遞延稅項資產		**(2,188)**	11,814
Increase/(decrease) in operating liabilities:	經營負債增/(減)額：			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**1,761,728**	586,586
Deposits from customers	客戶存款		**13,758,723**	845,138
Other accounts and provisions	其他賬項及準備		**844,638**	(75,745)
Deferred tax liabilities	遞延稅項負債		**(163,423)**	(71,821)
Exchange adjustments	匯兌調整		**58,442**	21,736

For the year ended 31st December, 2003 截至2003年12月31日止年度

		Notes 附註	2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
NET CASH INFLOW/(OUTFLOW) FROM OPERATIONS	**經營活動現金流入/(流出)淨額**		**3,867,608**	(6,312,897)
Hong Kong profits tax paid	已付香港利得稅		**(45,154)**	(21,941)
Overseas profits tax paid	已付海外利得稅		**(45,176)**	(43,629)
NET CASH FLOWS GENERATED FROM/(USED IN) OPERATING ACTIVITIES	**源自/(用於)經營業務活動之現金淨額**		**3,777,278**	(6,378,467)
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**17,669**	34,785
Dividends received from equity securities	收取股份證券股息	8	**26,271**	35,797
Purchase of equity securities	購入股份證券		**(85,692)**	(4,828)
Proceeds from sale of equity securities	出售股份證券所得款項		**95,173**	14,613
Purchase of fixed assets	購入固定資產	26	**(223,673)**	(173,225)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**88,092**	146,514
Purchase of interest in associates	購入聯營公司權益		**–**	(25,545)
Proceeds from disposal of associates	出售聯營公司所得款項		**–**	5,324
Purchase of subsidiaries	購入附屬公司	35(a)	**(300,509)**	(334,477)
Increase in shareholding of a subsidiary	增加一間附屬公司權益	35(b)	**(39,139)**	–
NET CASH USED IN INVESTING ACTIVITIES	**用於投資活動之現金淨額**		**(421,808)**	(301,042)
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(729,128)**	(597,737)
Issue of ordinary share capital	發行普通股股本	32,33(a)	**217,003**	12,678
Capital fee paid on increase in issued share capital	支付發行股本資本費用	33(a)	**(137)**	(10)
Issue of certificates of deposit	發行存款證		**2,991,300**	9,033,181
Redemption of certificates of deposit	贖回存款證		**(7,735,365)**	(7,490,941)
Redemption of convertible bonds	贖回可換股債券	27	**(119,621)**	(197,337)
Interest paid on loan capital	支付借貸資本利息		**(196,343)**	(238,619)
Interest paid on certificates of deposit	支付存款證利息		**(215,668)**	(351,873)
Interest paid on bonds issued	支付已發行債券利息		**(1,995)**	(6,487)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES	**(用於)/源自融資活動之現金淨額**		**(5,789,954)**	162,855
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨減額**		**(2,434,484)**	(6,516,654)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	**1月1日之現金及等同現金項目**		**36,325,022**	42,841,676
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	**12月31日之現金及等同現金項目**		**33,890,538**	36,325,022
Cash flows from operating activities included:	源自經營業務活動的現金流量包括:			
Interest received	利息收入		**5,691,064**	6,383,798
Interest paid	利息支出		**2,179,925**	2,719,753

The notes on pages 82 to 144 form part of these accounts. 第82至144頁之附註屬本賬項之一部分。

1. PRINCIPAL ACTIVITIES | 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、以及商務、企業及投資者服務。

2. SIGNIFICANT ACCOUNTING POLICIES | 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(a) 符合指引聲明

本賬項是按照香港會計師公會頒布的所有適用之《香港財務報告準則》(包含所有適用的《會計實務準則》及解釋)、香港公認會計原則和香港《公司條例》的要求而編製。此外，本賬項完全符合香港金融管理局所頒布的監管政策手冊《本地註冊認可機構披露財務資料》的指引。本賬項亦符合香港聯合交易所有限公司《證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

(b) Basis of Preparation of the Accounts

The accounts are prepared on a basis consistent with the accounting policies and methods adopted in the previous year except for the changes in accounting policies mentioned in Note 3.

With effect from 26th May, 2003, East Asia Credit Company Limited ("EAC") and East Asia Finance Company, Limited ("EAF") have been merged with the Bank through The Bank of East Asia, Limited (Merger of Subsidiaries) Ordinance, under which all the assets and liabilities situated in Hong Kong and the rights and obligations of EAC and EAF as expressly governed by Hong Kong law have been transferred to the Bank. By virtue of this Ordinance, the accounts of the Bank for the year ended 31st December, 2003 were prepared as if the undertaking of EAC and EAF had vested in the Bank on 1st January, 2003.

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain land and buildings, and the marking to market of certain investments in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(b) 賬項編製基準

除賬項附註3所述的會計政策變更外，本賬項是按照上年度的會計政策及方法而編製。

東亞授信有限公司(東亞授信)及東亞財務有限公司(東亞財務)已根據《東亞銀行有限公司(附屬公司合併)條例》於2003年5月26日起與本銀行合併。此條例賦予所有屬於香港境內及受香港法律約束的東亞授信及東亞財務資產及負債轉移予本銀行。本銀行截至2003年12月31日止的賬項，已根據此條例將東亞授信及東亞財務有關業務於2003年1月1日轉歸本銀行的情況下編製。

本賬項是以原值成本作為計量基準。但部分土地及建築物是以重估價值，以及部分證券投資及資產負債表外的金融工具是以市場價值列賬。有關詳情載列於下列會計政策。

(c) Basis of Consolidation

(i) Subsidiaries

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (Note 2(k)).

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets, goodwill arising on acquisition of the associate and impairment loss (Note 2(k)).

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, less any amortisation of goodwill and impairment loss charged during the year in accordance with Notes 2(j) and 2(k). When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

(c) 綜合基準

(i) 附屬公司

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。根據香港《公司條例》，附屬公司指該公司為本集團直接或間接地持有超過半數已發行股本、或控制超過半數投票權、或控制董事局的組成。在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失列賬（附註2(k)）。

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司，其業績是由購入日期開始或至出售日期止（以適用者為準）計算入綜合賬項內。

少數股東權益是指集團以外股東應佔附屬公司經營業績及淨資產的權益。

(ii) 聯營公司

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於購入後應佔該聯營公司的淨資產、因購入聯營公司的權益而產生的商譽及減值損失（附註2(k)）而調整。

綜合損益賬已反映本集團應佔購入聯營公司權益後年度業績，及減除於附註2(j)所述的年度內商譽攤銷支出及於附註2(k)所述的年度減值損失。除不超出本集團對該聯營公司所作出的承擔外，當本集團應佔該聯營公司的虧損超出賬面值時，超出的金額將不被確認，而該賬面值將被減值至零。

本銀行是以已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失（附註2(k)）列賬。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

The balance sheets of overseas branches, subsidiaries and associates are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date, whereas the profit and loss accounts are translated at the average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement in reserves. Exchange differences arising from retranslation of opening net assets at the rates of exchange ruling at the balance sheet date are accounted for in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(e) Revenue Recognition

Interest income and expense are recognised in the profit and loss account on a time-apportioned basis on the principal outstanding and at the rate applicable, except in the case of interest on doubtful debts (Note 2(f)(iii)).

Fees and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk incurred or accounted for as interest income.

Finance income implicit in finance lease is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

Rental income receivable under operating leases is recognised as other operating income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兑差額則計入損益賬內。

海外分行、附屬公司及聯營公司的資產負債表按結算日匯率折算為港幣，而損益賬按期間平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額於儲備內作調整。將期初資產淨值按結算日的匯率重新折算而產生的匯兑差額則記入儲備內。

計算出售海外企業的損益包括截至出售日因該企業產生的累積兑換差額。

(e) 收入確認

除屬呆賬的利息外(附註2(f)(iii))，利息收入與支出均根據本金結餘及適用利率，以時間分攤基準確認在損益賬內。

服務費及佣金收入在有關服務提供時確認，但如服務費是為彌補持續為客戶提供一項服務的成本或承受風險而收取或費用性質為利息則除外。在這些情況下，服務費在成本發生或承受風險的會計期確認或視作利息收入。

融資租賃隱含財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。

除非有更具代表性的基準衡量從租賃資產獲取利益的模式，其經營租賃之應收租金按該租期所涵蓋的會計年期以等額分期確認為其他經營收入。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨收款總額的組成部分。或有租金以該收入產生的會計期間列作收入。

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Advances and Doubtful Debts

(i) Advances

Advances to customers, banks and other financial institutions are measured at the cash consideration at the time of acquisition and are stated in the balance sheet after deducting provisions for estimated losses at subsequent periods. Cash rebates granted in relation to residential mortgage loans are capitalised and amortised to the profit and loss account over the early prepayment penalty period.

(ii) Provision for bad and doubtful debts

Provisions are made against specific doubtful debts as and when they are considered necessary by the Credit Committee with authority delegated by the Board of Directors and in addition an amount has been set aside as a general provision for advances. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

General provision provides cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains a general provision which is determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based on the historical loss experience. Historic level of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. Together with specific provisions, general provisions are deducted from advances to customers in the balance sheet.

(iii) Advances on which interest is being suspended

Interest on doubtful loans and advances is credited to a suspense account which is netted in the balance sheet against the relevant balances.

(iv) Repossession of assets

Assets acquired by repossession of collateral for realisation continue to be treated as securities for loans and advances. In this regard, provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(f) 貸款及呆賬

(i) 貸款

客戶、銀行和金融機構的貸款以購置時的現金價款,並在扣除預計日後虧損的準備後於資產負債表列賬。住宅按揭貸款的現金回贈需予以資本化及在提前還款罰息期間在損益賬攤銷。

(ii) 壞賬及呆賬準備

信貸委員會的權力由董事會授予,在信貸委員會認為有必要時,便會為呆賬提撥特殊準備,此外,亦會為貸款撥出一般準備。倘再無實際機會收回貸款時,則尚欠債務將會撇銷。

一般準備為於結算日已減值但只能於未來確定的貸款而提撥。根據以往的壞賬經驗,一般準備的撥備已計算本集團貸款組合的結構及風險特性和貸款組合內每一組成部分的預期損失。過往的潛在風險程度會定期作出檢討以確保一般準備的提撥保持足夠。一般準備從客戶貸款中扣除。

(iii) 利息懸欠的貸款

呆賬利息撥入懸欠利息賬內,並在資產負債表的相關結餘中扣除。

(iv) 收回資產

收回抵押品作變賣的資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(g) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the Hong Kong Society of Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are stated in the balance sheet at open market value, less any accumulated depreciation. Investment properties are valued annually by persons holding a recognised professional qualification in valuing properties and at intervals of not more than three years by independent valuers.

Surpluses and deficits arising on revaluation of investment properties are recognised on a portfolio basis. The net surplus is credited to the investment property revaluation reserve. The net deficit is first set off against any investment property revaluation reserve and any resulting debit balance is thereafter charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Surplus that is included in the bank premises revaluation reserve of the related bank premises disposed are transferred to the general reserve. Any revaluation surplus relating to the disposal of investment properties are transferred from the investment properties revaluation reserve to the general reserve.

(g) 物業

(i) 銀行行址是按成本或董事參照獨立專業評估作出的估值,減累計折舊及減值損失(附註2(k))於資產負債表列賬。

當重估出現虧損時,於損益賬撇銷的數額只限於超過以往因重估相同行址而存入行址重估儲備的重估盈餘結餘;當重估出現盈餘時,記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時,由於可採用香港會計師公會頒布的《會計實務準則》第17號「物業、廠房及設備」第80段所載的臨時條款,故行址並未在結算日重估至公平價值。

(ii) 投資物業按公開市值減累計折舊於資產負債表列賬。投資物業每年由一持有專業資格的估價師估值並由獨立專業估價師於不超過3年期間重新估值。

因重估投資物業而產生的盈餘及虧損按投資組合確認。淨盈餘記入投資物業重估儲備。淨虧損先從投資物業重估儲備內扣除,不足之數於損益賬內支銷。曾於損益賬支銷的虧損但其後再重估而產生的盈餘,計入損益賬之數額不超於以往曾於損益賬已支銷的數額。

(iii) 出售行址及投資物業的損益是以出售所得款項與資產賬面值的差價計算,並在出售時於損益賬內確認。有關之重估行址盈餘會從行址重估儲備撥入一般儲備內。有關之重估投資物業盈餘則從投資物業重估儲備撥入一般儲備內。

(h) Amortisation and Depreciation

(i) Bank premises

Freehold land is not amortised. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

(ii) Investment properties

No depreciation is provided on land where the residual lease is greater than 20 years. Buildings with either the remaining useful life or the remaining lease period of the land on which they are situated being 20 years or less are depreciated on a straight line basis at rates calculated to write off the cost or valuation of the building over the shorter of the remaining estimated useful life of the building or the remaining lease period of the land.

(iii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(i) Investments in Securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or as investments in subsidiaries or associates, are accounted for as follows:

Investments in securities are classified as held-to-maturity debt securities, investment securities and other investments in securities, and are recognised as assets from the date on which the Group is bound by the contract which gives rise to them.

Transfer of a security between categories of investments is accounted for at fair value. The profit or loss arising from transfers between categories of investments is accounted for as if the investment had been sold and repurchased at the date of transfer.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sales proceeds and the carrying amount of the investments.

(i) Held-to-maturity debt securities

Held-to-maturity debt securities are investments in dated debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortised cost less any provisions in their value which reflects their credit risk.

Provisions are made and recognised immediately as an expense when carrying amounts are not expected to be fully recovered, but are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(h) 攤銷及折舊

(i) 銀行行址

永久業權之土地不予攤銷，租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(ii) 投資物業

租賃期尚有20年以上的土地不予折舊。若建築物的剩餘預計使用年限或其座落土地剩餘租賃期為20年或以下，其成本或重估值以直線法按其剩餘預計使用年限或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

(iii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限撇銷。

(i) 證券投資

除持有作為收回貸款或附屬公司或聯營公司的投資外，債務證券及股份證券投資是以下列方式入賬：

證券投資可分為持至到期債務證券、投資證券和其他證券投資，並在本集團受其合約所約束當日起確認為資產。

在不同證券投資類別之間轉賬時，是以其公平值入賬。由此引起的損益是假設該投資在轉賬日已被出售及重購而入賬。

出售的損益是以出售所得款項與該投資賬面值的差價計算，並於進行出售的期間內入賬。

(i) 持至到期債務證券

持至到期債務證券是指本集團有明確意向及有能力持至到期日之債務證券投資，並以攤銷成本再減除反映其信貸風險的準備入賬。

當預算不可收回所有賬面值時，則會提撥準備並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(ii) Investment securities

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are included in the balance sheet at cost less any provisions for diminution in value. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(iii) Other investments in securities

Other investments in securities are those securities which are not classified as held-to-maturity debt securities nor as investment securities, and are stated at fair value at the balance sheet date. Unrealised holding gains or losses arising on revaluation of securities to fair value are dealt with in the profit and loss account.

(j) Goodwill

The excess of the purchase consideration in relation to the acquisition of subsidiaries and associates over the Group's share of fair value ascribed to their net tangible assets and identifiable intangible assets represents the goodwill arising on acquisition.

In respect of subsidiaries, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years, and is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (Note 2(k)). The amortisation of goodwill is recognised in the consolidated profit and loss account as an operating expense.

Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount. The impairment of goodwill is recognised in the consolidated profit and loss account as an operating expense.

On disposal of a subsidiary or an associate, any unamortised purchased goodwill is included in the calculation of the profit or loss on disposal.

In respect of associates, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. The cost of goodwill less any accumulated amortisation and any impairment losses (Note 2(k)) is included in the carrying amount of the investments in associates.

(ii) 投資證券

投資證券是指預算持續持有的證券，並在購入或用途變更時記下作長期持有之用途，而在記下用途的文件內是可清楚辨認的。

投資證券在資產負債表內按成本減因非短暫減值而提撥的準備入賬。該準備是以個別投資計算，並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(iii) 其他證券投資

其他證券投資是不被列作持至到期債務證券或投資證券的其他證券，並按結算日的公平值入賬。因重估證券至其公平值所引致未實現的損益計入損益賬內。

(j) 商譽

收購附屬公司及聯營公司的價款超過其有形淨資產和可辨認無形資產的公平值部分為收購產生的商譽。

就附屬公司而言，以直線法按不逾20年的預計可用年期攤銷已資本化的商譽，並按成本減累計攤銷及減值損失(附註2(k))於綜合資產負債表列賬。商譽的攤銷於綜合損益賬確認為經營支出。

當顯示減值存在時，須重估及撇銷商譽的賬面值至可收回數額。商譽減值於綜合損益賬列作經營支出。

出售附屬或聯營公司時，出售損益的計算已包括未予攤銷的購入商譽。

就聯營公司而言，以直線法按不逾20年的預計可用期攤銷已資本化的商譽，並按成本減累計攤銷及減值損失(附註2(k))包括於聯營公司投資的賬面值。

(k) Impairment of Assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), equipment, investments (including those "Investments in subsidiaries and associates" (Note 2(c)) but other than those accounted for as "Other investments in securities" under Note 2(i)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held under finance leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k).

(k) 資產減值損失

如對內及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(包括附屬公司及聯營公司投資(附註2(c))但不包括附註2(i)之其他證券投資)或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除商譽外的有關資產，如在用來釐定可收回數額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不再發生之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度計入損益賬內。

(l) 租賃資產

由承租人承擔擁有權的絕大部分相關風險及報酬的資產租賃列為融資租賃。出租人並未轉讓擁有權的所有風險及報酬的資產租賃列為經營租賃。

(i) 以融資租賃購入的資產

當本行為融資出租人時，按融資租賃而租出資產的投資淨額，即應收租金總額減未賺取收入，在資產負債表列作客戶貸款。來自融資租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(ii) 用作經營租賃的資產

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(h)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據會計政策附註2(k)所載計算。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(iii) 經營租賃費用

當本集團使用經營租賃資產,除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式,其租賃付款按該租賃期所涵蓋的會計年期以等額分期記入損益賬。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨付款的組成部分。或有租金在其產生的會計期內在損益賬扣除。

(m) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(m) 所得稅

(i) 本年度所得稅包括本期及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外,本期稅項及遞延稅項資產和負債的變動計入損益賬內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項,並已包括以往年度的應付稅項的任何調整。

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅損及稅項抵免。

除了某些有限的例外情況外,所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。

在有限例外情況,不確認遞延稅項資產及負債的暫時性差異包括不可扣稅的商譽、開始時已確認的資產或負債而不影響會計及應課稅溢利(須不是商業合併的一部分)、及有關投資附屬公司的暫時性差異,就應課稅差異而言,不超過集團可控制該差異轉回的時間而該差異在可見將來不會轉回;而就可扣稅差異而言,除非該差異在可見將來轉回。

確認遞延稅項的金額是根據該資產及負債的賬面值之預期收回及結算的方式,按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日,本行將重新審閱有關的遞延稅項資產的賬面金額,對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時,應予轉回。

由派發股息引起的額外所得稅在有關股息的支付責任獲確立時確認。

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(iv) 本期稅項與遞延稅項結餘及其變動之數額會分別列示而不會相互抵銷。本行或本集團只在有合法權利對本期稅項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延稅項資產及負債作出抵銷：

- 就本期稅項資產及負債而言，本行或本集團計劃支付淨額或同時間收回資產及償還負債；或
- 有關的遞延稅項資產及負債為同一稅務機關對以下機構徵收所得稅所產生：
  - 同一個應課稅實體；或
  - 不同的應課稅實體：在未來每一個預計實現重大遞延稅項的期間，該實體計劃以淨額形式結算本期稅項資產及負債或兩者同時收回及償還。

(n) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(n) 保險基金及未付索償準備

不包括長期業務部分，保險基金指年度內收取但已作保留的保金部分，而有關的風險是屬於下年度1月1日至保單到期日為止，該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償，經扣除了分保人欠款，作出了充足的準備。此外，已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

此等基金及準備已列於其他賬項及準備。

(o) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法律或推定義務而付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在義務的存在只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(p) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with the local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(iv) Share options

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(p) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。因僱員已提供服務而產生的年假在結算日已估計為負債。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務產生而本集團有現存推定義務須於結算日後12個月內全數支付表現獎勵花紅計劃的負債，對此並能作可靠估計，便須予以確認為負債。

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款，上限是每位僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃，供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中，僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面，僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

(iv) 認股權

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年及以後被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。沒有僱員福利支出或債務於給予日或授予日被確認。當認股權被行使時，股本因所收款項而增加。

(q) Off-balance Sheet Financial Instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists, which would survive the insolvency of all parties. Mark-to-market assets and liabilities are presented gross, and are included in "Advances and other accounts less provisions" and "Other accounts and provisions" respectively. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

(i) Derivatives used for dealing purposes

Transactions undertaken for dealing purposes are marked to market and the net present value of the gain or loss arising is recognised in the profit and loss account as dealing profits or losses. Unrealised gains on transactions are included in "Advances and other accounts" in the balance sheet. Unrealised losses on transactions are included in "Other accounts and provisions".

(ii) Derivatives used for asset and liability management purposes

Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions which they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designated as a hedge at inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss arising on the termination of a qualifying hedging derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

(q) 資產負債表外的金融工具

資產負債表外的金融工具(統稱衍生工具)是由本集團及本銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。淨額結算安排適用於具合法抵銷權的情況,而且對無償債能力的各方人士仍具同等效力。按市價入賬的資產和負債均以總額分別包括於「已扣除準備的貸款及其他賬項」及「其他賬項及準備」。此等金融工具的會計方法要視乎交易作買賣用途、對沖風險或資產負債組合的管理而定。

(i) 衍生工具作買賣用途

作買賣用途的交易按市價入賬,所引起損益的淨現值,於損益賬內確認為買賣溢利或虧損。未實現交易的利潤包括於資產負債表中的「已扣除準備的貸款及其他賬項」。而未實現的虧損則包括於資產負債表中的「其他賬項及準備」。

(ii) 衍生工具作資產負債管理用途

用於對沖的交易是以其對沖的資產、負債或持倉淨額以相同之基準計值。任何損益均以相關資產、負債或持倉淨額所引起損益的相同基準確認。

要符合作對沖用途,該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的,由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

因取消一符合對沖用途的衍生工具而產生的利潤或虧損按已取消合約的原來有效期遞延及攤分入賬。當相關的資產、負債或持倉已出售或取消,該有效衍生工具立即以市價於損益賬內反映。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) | 主要會計政策(續)

(r) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(r) 分部報告

一分部為集團可辨認的組成部分，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外，分部收入、支出、資產及負債是包括集團內部結餘，而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(s) Related Parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) 關聯人士

在編製本賬項時，與本集團關聯人士是指本集團直接或間接地控制該人士的財務及經營決策，或可發揮重大影響力，相反亦如是；或本集團及該人士均受共同控制或在共同重大影響力下，關聯人士可以是個人或其他實體。

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(t) 現金及等同現金項目

就編製現金流量表而言，現金及等同現金項目包括由購入日起少於3個月到期日的結餘，包括受較低風險影響價值及隨時可轉換成預知的現金、銀行及其他金融機構結餘、國庫債券、其他合適票據及存款證。

3. CHANGES IN ACCOUNTING POLICIES | 會計政策變更

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1st January, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in Note 2(m). As a result of the adoption of this accounting policy, the Group's profit for the year has been decreased by HK$23,762,000 (2002: HK$18,592,000) and the net assets as at the year end have been decreased by HK$115,257,000 (2002: HK$88,520,000).

在往年,遞延稅項負債是因會計及稅務對收支處理引起的所有重大時差,預計在可見未來可能引致的稅項責任,按負債法提撥準備。遞延稅項資產不會入賬,除非有充足理由確定其是可以實現。由於需符合香港會計師公會頒布的《會計實務準則》第12號(修訂),由2003年1月1日起,本集團採用一項詳載於附註(2(m))的新的會計政策計算遞延稅項。因採納此項會計政策,集團年度內溢利減少港幣23,762,000元(2002年:港幣18,592,000元),而年底資產淨值減少港幣115,257,000元(2002年:港幣88,520,000元)。

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

此項新會計政策經已追溯應用,有關期初留存溢利及儲備以及比較資料的前期調整金額已詳列於綜合權益變動表。

4. INTEREST INCOME | 利息收入

		2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
Interest income on listed investments	上市證券的利息收入	**200,547**	149,941
Interest income on unlisted investments	非上市證券的利息收入	**331,082**	275,362
Other interest income	其他利息收入	**5,232,100**	5,954,250
Total interest income	利息收入總額	**5,763,729**	6,379,553

5. INTEREST EXPENSE | 利息支出

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Interest expense on customer deposits, deposits of banks and other financial institutions and certificates of deposit issued	客戶存款、銀行及其他金融機構的存款及已發行存款證的利息支出	**1,827,231**	2,388,517
Interest expense on Subordinated Notes	後償票據的利息支出	**325,460**	326,012
Interest expense on other borrowings	其他借款的利息支出	**14,958**	12,748
Total interest expense	利息支出總額	**2,167,649**	2,727,277

6. FEES AND COMMISSION INCOME | 服務費及佣金收入

Fees and commission income arises from the following services: 源自下列服務的服務費及佣金收入:

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Corporate services	企業服務	**359,370**	282,766
Loans, overdrafts and guarantees	貸款、透支及擔保	**240,330**	230,307
Credit cards	信用卡	**188,164**	213,821
Other retail banking services	其他零售銀行服務	**129,911**	110,304
Trade finance	貿易融資	**101,375**	106,332
Securities and asset management	證券及資產管理	**135,816**	92,125
Others	其他	**111,328**	97,640
Total fees and commission income	服務費及佣金收入總額	**1,266,294**	1,133,295

7. NET TRADING PROFITS | 交易溢利淨額

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Profit on dealing in foreign currencies	外幣買賣溢利	**135,623**	105,212
Profit on other investments in securities	其他證券投資溢利	**307,944**	84,217
Profit on other dealing activities	其他買賣活動溢利	**29,512**	6,431
Total net trading profits	淨交易溢利總額	**473,079**	195,860

8. OTHER OPERATING INCOME | 其他經營收入

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Dividend income from listed equities	上市證券股息收入	**16,930**	14,013
Dividend income from unlisted equities	非上市證券股息收入	**9,341**	10,969
Rental from safe deposit boxes	保險箱租金收入	**84,279**	78,512
Net revenue from insurance activities	保險業務淨收入	**83,559**	70,676
Rental income on properties	物業租金收入	**44,586**	45,065
Others	其他	**32,917**	39,326
Total other operating income	其他經營收入總額	**271,612**	258,561

9. OPERATING EXPENSES | 經營支出

		2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
Contributions to defined contribution plan	定額供款公積金供款	**94,191**	88,531
Salaries and other staff costs	薪金及其他員工成本	**1,251,150**	1,202,764
Total staff costs	員工成本總額	**1,345,341**	1,291,295
Premises and equipment expenses excluding depreciation:	不包括折舊的物業及設備支出:		
– Rental of premises	–物業租金	**132,703**	142,518
– Maintenance, repairs and others	–保養、維修及其他	**186,639**	205,289
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**319,342**	347,807
Depreciation on fixed assets (Note 26)	固定資產折舊(附註26)	**228,842**	226,223
Amortisation of goodwill (Note 25)	商譽攤銷(附註25)	**140,087**	125,011
Impairment of goodwill	商譽減值	**–**	13,350
Other operating expenses	其他經營支出		
– Communications, stationery and printing	–通訊、文具及印刷	**143,858**	144,719
– Advertising, business promotions and business trips	–廣告、業務推廣及商務旅遊	**107,598**	122,839
– Legal and professional fees	–法律及專業服務費用	**78,421**	81,395
– Card related expenses	–有關信用卡支出	**31,112**	38,315
– Stamp duty and PRC business taxes	–印花稅及中華人民共和國營業稅	**24,858**	30,625
– Debt securities issue expenses	–發行債務證券費用	**10,598**	16,279
– Administration expenses of secretarial business	–秘書業務的行政費用	**7,237**	27,839
– Bank charges	–銀行收費	**5,844**	5,210
– Insurance expenses	–保險費	**5,550**	2,869
– Membership fees	–會員費用	**4,943**	5,521
– Bank licence	–銀行牌照費	**4,770**	5,772
– Donations	–捐款	**3,881**	2,008
– Audit fee	–核數師酬金	**3,803**	4,509
– Others	–其他	**59,455**	51,008
Total other operating expenses	其他經營支出總額	**491,928**	538,908
Total operating expenses	經營支出總額	**2,525,540**	2,542,594

10. CHARGE FOR BAD AND DOUBTFUL DEBTS | 壞賬及呆賬支出

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net charge for bad and doubtful debts	壞賬及呆賬準備支出淨額		
Specific provisions	特殊準備		
– new provisions (Note 21(b))	－新撥備（附註21(b)）	**878,346**	1,085,668
– releases	－回撥	**(118,863)**	(92,109)
– recoveries (Note 21(b))	－收回（附註21(b)）	**(188,733)**	(214,267)
		570,750	779,292
General provisions	一般準備		
– new provisions	－新撥備	**–**	31,647
– releases	－回撥	**(72,080)**	–
Net charge to profit and loss account	於損益賬支銷淨額	**498,670**	810,939

11. PROFIT FOR THE YEAR BEFORE TAXATION | 年度內除稅前溢利

Profit for the year before taxation is arrived at after (charging)/crediting:

是年除税前溢利經已（扣除）/貸記：

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net loss on disposal of held-to-maturity debt securities	出售持至到期債務證券淨虧損	**(12,049)**	(388)
Write-back of impairment loss on associates	聯營公司減值損失回撥	**10,228**	8,249

The loss on disposal of held-to-maturity debt securities resulted from the settlement of a held-to-maturity debt security by the issuer upon maturity in 2003.

出售持至到期債務證券虧損源自一債券發行人於該持至到期債務證券在2003年的到期日結算而產生。

Share of profits less losses of associates included HK$348,000 (2002: HK$418,000) amortisation of positive goodwill.

應佔聯營公司溢利減虧損包括正商譽之攤銷港幣348,000元（2002年：港幣418,000元）。

12. INCOME TAX | 所得稅

(a) Taxation in the Consolidated Profit and Loss Account Represents:

(a) 綜合損益賬內稅項指：

		2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
Current tax – provision for Hong Kong Profits Tax	本期稅項－香港利得稅準備		
Tax for the year (Note 30(a))	本年度稅項（附註30(a)）	**62,839**	62,805
Under/(over)-provision in respect of prior years	以往年度撥備不足/（過剩）	**197**	(2,406)
		63,036	60,399
Current tax – overseas	本期稅項－海外		
Tax for the year	本年度稅項	**50,668**	57,677
Over-provision in respect of prior years	往年度撥備過剩	**(3,193)**	(9,775)
		47,475	47,902
Deferred tax (Note 30(b))	遞延稅項（附註30(b)）		
Origination and reversal of temporary differences	暫時性差異產生及轉回	**293,790**	159,352
Effect of increase in tax rate on deferred tax balances at 1st January	稅率增加對遞延稅項於1月1日之結餘的影響	**7,897**	–
		301,687	159,352
Share of associates' taxation	應佔聯營公司稅項	**21,203**	9,360
		433,401	277,013

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group's 2003 accounts. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

於2003年3月，香港政府宣布適用於本集團在香港營運的利得稅率由16%提高至17.5%。此項增加經已計入2003年度本集團賬項內。因此，香港利得稅準備是以本年度預計應課稅溢利按稅率17.5%（2002年：16%）計算。海外附屬公司的稅款亦按其經營所在國家的現行稅率計算。

12. INCOME TAX (continued) | 所得稅（續）

(b) Reconciliation Between Tax Expense and Accounting Profit at Applicable Tax Rates

(b) 稅項支出與會計溢利乘以適當稅率兩者之對賬

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Profit before tax	除稅前溢利	**2,374,308**	1,572,870
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	以有關國家適用利得稅率計算除稅前溢利的名義稅項	**426,197**	253,417
Tax effect of non-deductible expenses	不可扣減支出的稅項影響	**88,207**	72,280
Tax effect of non-taxable revenue	非應課稅收入的稅項影響	**(65,989)**	(30,737)
Tax effect of unused tax losses not recognised	未確認的未使用稅損的稅項影響	**9,246**	17,407
Tax effect of prior year's tax losses utilised this year	往年稅損於本年度抵銷稅項影響	**(7,509)**	(14,242)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	因在本年度調高稅率對遞延稅項期初結餘的影響	**7,897**	–
Over provision in prior years	以往年度撥備過剩	**(2,996)**	(12,181)
Tax benefits derived from leasing partnerships	源自合夥租賃的稅項利益	**(42,918)**	(32,117)
Others	其他	**63**	13,826
		412,198	267,653
Share of associates' taxation	應佔聯營公司稅項	**21,203**	9,360
Actual tax expense	實際稅項支出	**433,401**	277,013

13. PROFIT ATTRIBUTABLE TO SHAREHOLDERS | 股東應佔溢利

The consolidated profit attributable to shareholders includes a profit of HK$1,750,006,000 (2002 restated: HK$1,079,482,000) which has been dealt with in the accounts of the Bank.

股東應佔綜合溢利包括已計入本行賬項內的溢利港幣1,750,006,000元（2002年重報：港幣1,079,482,000元）。

14. DIVIDENDS | 股息

(a) Dividends Attributable to the Year　(a) 應屬本年度股息

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Interim dividend declared and paid of HK$0.23 per share on 1,452,420,440 shares (2002: HK$0.21 per share on 1,439,752,317 shares) (Note 33(i))	已宣派及支付1,452,420,440股每股港幣0.23元的中期股息（2002年：1,439,752,317股每股港幣0.21元）（附註33(i)）	**334,057**	302,348
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$0.35 (2002: HK$0.33)	支付在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.35元的末期股息（2002年：每股港幣0.33元）	**11**	148
Final dividend proposed after the balance sheet date of HK$0.62 per share on 1,467,453,525 shares (2002: HK$0.35 per share on 1,446,345,070 shares)	在結算日後擬派的末期股息1,467,453,525股每股港幣0.62元（2002年：1,446,345,070股每股港幣0.35元）	**909,821**	506,221
		1,243,889	808,717

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

在結算日後的擬派末期股息但並未於結算日確認為負債。

(b) Dividends Attributable to the Previous Financial Year, Approved and Paid During the Year　(b) 於年度核准及支付屬上年度股息

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.35 per share on 1,446,345,070 shares (2002: HK$0.33 per share on 1,433,484,586 shares)	於年度核准及支付1,446,345,070股每股港幣0.35元的上年度末期股息（2002年:1,433,484,586股每股港幣0.33元）	**506,221**	473,050

15. EARNINGS PER SHARE | 每股盈利

(a) Basic Earnings Per Share

The calculation of basic earnings per share is based on earnings of HK$1,921,714,000 (2002 restated: HK$1,269,786,000) and on the weighted average of 1,453,702,043 (2002: 1,440,175,619) ordinary shares outstanding during the year.

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣1,921,714,000元（2002年重報：港幣1,269,786,000元）及年內已發行普通股份的加權平均數1,453,702,043股（2002年：1,440,175,619股）計算。

(b) Diluted Earnings Per Share

The calculation of diluted earnings per share is based on earnings of HK$1,922,793,000 (2002 restated: HK$1,274,182,000) and on 1,459,024,994 (2002: 1,451,175,354) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(b) 每股攤薄盈利

2003年的每股攤薄盈利乃按照溢利港幣1,922,793,000元（2002年重報：港幣1,274,182,000元）及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,459,024,994股（2002年：1,451,175,354股）計算。

15. EARNINGS PER SHARE (continued) | 每股盈利(續)

(c) Reconciliations

(c) 對賬

		2003 Number of shares 股份數目	2002 Number of shares 股份數目
Weighted average number of ordinary shares used in calculating basic earnings per share	用作計算每股基本盈利的普通股份加權平均數	**1,453,702,043**	1,440,175,619
Deemed issue of ordinary shares for no consideration	被視為不計價款發行的普通股	**5,322,951**	10,999,735
Weighted average number of ordinary shares used in calculating diluted earnings per share	用作計算每股攤薄盈利的普通股份加權平均數	**1,459,024,994**	1,451,175,354

(d) Cash Earnings Per Share

The calculation of cash earnings per share is based on earnings of HK$2,061,801,000 (2002 restated: HK$1,408,147,000) adjusted for goodwill amortised and impaired of HK$140,087,000 (2002 restated: HK$138,361,000) and on the weighted average of 1,453,702,043 (2002: 1,440,175,619) ordinary shares outstanding during the year. This supplementary information is considered a useful additional indication of performance.

(d) 每股現金盈利

每股現金盈利乃按照溢利港幣2,061,801,000元(2002年重報:港幣1,408,147,000元),經調整本年度的商譽攤銷及減值港幣140,087,000元(2002年重報:港幣138,361,000元)後,除以已發行普通股份的加權平均數1,453,702,043股(2002年:1,440,175,619股)計算。此項附加資料被視為有助顯示業務表現的補充資料。

16. DIRECTORS' REMUNERATION | 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公布董事酬金如下:

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Fees	袍金	**1,349**	1,435
Salaries and other emoluments	薪金及其他酬金	**13,000**	15,043
Performance-related bonuses	表現獎勵花紅	**12,622**	12,622
Pension contributions	退休金供款	**1,200**	1,200
		28,171	30,300

Included in the directors' remuneration were fees of HK$494,000 (2002: HK$521,000) paid to the independent non-executive directors during the year.

董事酬金中包括支付予年度獨立非執行董事袍金港幣494,000元(2002年:港幣521,000元)。

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 38.

上述酬金包括執行董事根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註38內。

The remuneration of the Directors is within the following bands:

董事酬金的金額範圍如下:

HK$ 港幣	2003 Number of Directors 董事人數	2002 Number of Directors 董事人數
0 – 1,000,000	**13**	14
4,500,001 – 5,000,000	**2**	–
5,000,001 – 5,500,000	**–**	2
17,000,001 – 17,500,000	**1**	–
18,500,001 – 19,000,000	**–**	1

17. FIVE TOP-PAID EMPLOYEES | 5名薪酬最高的僱員

The remuneration of the five top-paid employees, including Executive Directors, disclosed pursuant to the Listing Rules of The Stock Exchange of Hong Kong Limited is as follows:

根據《香港聯合交易所證券上市規則》的規定,5名薪酬最高的僱員中包括執行董事的薪酬公布如下:

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Salaries and other emoluments	薪金及其他酬金	**16,275**	19,742
Performance-related bonuses	表現獎勵花紅	**15,222**	14,290
Share option	認股權	**3,381**	–
Pension contributions	退休金供款	**1,502**	1,650
		36,380	35,682

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下:

HK$ 港幣	2003 Number of Employees 僱員人數	2002 Number of Employees 僱員人數
2,500,001 – 3,000,000	**–**	1
4,000,001 – 4,500,000	**1**	1
4,500,001 – 5,000,000	**2**	–
5,000,001 – 5,500,000	**1**	2
16,500,001 – 17,000,000	**1**	–
18,000,001 – 18,500,000	**–**	1

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2002: 3) Directors. Their respective directors' emoluments have been included in Note 16 above.

5名薪酬最高的僱員中包括3位(2002年:3位)董事。他們的薪酬已包括於上述附註16。

18. SEGMENT REPORTING | 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式,故此採用此業務分部資料為基本報告形式。

(a) Business Segments

The Group comprises the following main business segments:

Personal banking business includes branch operations, personal Internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of Internet security trading services, and asset management.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

(a) 業務分部

本集團經營以下主要業務分部:

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、提供網上證券買賣服務及資產管理。

企業服務包括公司秘書服務、證券登記及商業服務,及離岸企業及信託服務。

其他業務包括銀行保險、保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、銀行行址,以及其他未能合理分配予特定業務分部的業務活動。

18. SEGMENT REPORTING (continued) | 分部報告（續）

(a) Business Segments (continued) | (a) 業務分部（續）

		2003							
		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	集團								
Net interest income	淨利息收入	1,932,393	1,170,885	526,811	24	34,481	(68,514)	-	3,596,080
Other operating income from external customers	源自外界客戶的其他經營收入	393,717	254,897	566,819	358,375	147,970	78,389	-	1,800,167
Inter-segment income	分部間之交易收入	-	-	-	-	-	136,566	(136,566)	-
Total operating income	經營收入總額	2,326,110	1,425,782	1,093,630	358,399	182,451	146,441	(136,566)	5,396,247
Operating profit/(loss) before provisions	未扣除準備的經營溢利/(虧損)	1,286,224	880,649	858,429	112,477	36,722	(303,794)	-	2,870,707
Inter-segment transactions	分部間之交易	112,394	11,256	6,779	-	-	(130,429)	-	-
Charge for bad and doubtful debts	壞賬及呆賬支出	(343,519)	(112,574)	(16,138)	(9,995)	(15,944)	(500)	-	(498,670)
Contribution from operations	經營利潤	1,055,099	779,331	849,070	102,482	20,778	(434,723)	-	2,372,037
Write-back of impairment loss for the year	年度內減值損失回撥	-	1,333	-	-	-	8,895	-	10,228
Impairment loss on bank premises	銀行行址減值損失	-	-	-	-	-	(113,782)	-	(113,782)
Share of profits less losses of associates	應佔聯營公司溢利減虧損	(3,994)	26,007	1,314	-	97,932	(8,661)	-	112,598
Other income and expenses	其他收入及支出	-	1,917	(16,252)	-	5,941	1,621	-	(6,773)
Profit/(loss) before taxation	除稅前溢利/(虧損)	1,051,105	808,588	834,132	102,482	124,651	(546,650)	-	2,374,308
Income tax	所得稅	-	-	-	-	-	(433,401)	-	(433,401)
Minority interests	少數股東權益	-	-	-	(18,992)	(150)	(51)	-	(19,193)
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	1,051,105	808,588	834,132	83,490	124,501	(980,102)	-	1,921,714
Depreciation for the year	年度內折舊	(84,255)	(40,938)	(16,340)	(6,468)	(7,593)	(73,248)	-	(228,842)
Amortisation of goodwill	商譽攤銷	(31,425)	(25,214)	(45,638)	(36,870)	(940)	-	-	(140,087)
Segment assets	分部資產	48,173,407	56,294,715	82,861,682	1,169,400	1,241,602	90,214	-	189,831,020
Investments in associates	聯營公司投資	31,926	342,601	53,840	-	304,705	3,412	-	736,484
Unallocated assets	未分類資產	-	-	-	-	-	7,908,614	-	7,908,614
Total assets	資產總額	48,205,333	56,637,316	82,915,522	1,169,400	1,546,307	8,002,240	-	198,476,118
Segment liabilities	分部負債	110,392,305	45,031,831	13,440,069	62,760	737,779	-	-	169,664,744
Unallocated liabilities	未分類負債	-	-	-	-	-	4,424,705	-	4,424,705
Total liabilities	負債總額	110,392,305	45,031,831	13,440,069	62,760	737,779	4,424,705	-	174,089,449
Capital expenditure incurred during the year	年度內資本開支	44,118	53,071	79,940	25,483	5,329	15,732	-	223,673

		2002 Restated 重報							
		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	集團								
Net interest income	淨利息收入	2,143,026	1,130,792	419,643	17	21,268	(62,470)	–	3,652,276
Other operating income from external customers	源自外界客戶的其他經營收入	454,868	222,439	290,054	282,309	87,773	66,577	–	1,404,020
Inter-segment income	分部間之交易收入	17,052	56,782	172	–	–	142,263	(216,269)	–
Total operating income	經營收入總額	2,614,946	1,410,013	709,869	282,326	109,041	146,370	(216,269)	5,056,296
Operating profit/(loss) before provisions	未扣除準備的經營溢利/(虧損)	1,377,032	866,019	407,708	97,033	(22,873)	(211,217)	–	2,513,702
Inter-segment transactions	分部間之交易	180,185	(48,427)	6,794	–	–	(138,552)	–	–
(Charge for)/write back of bad and doubtful debts	壞賬及呆賬(支出)/回撥	(640,238)	(139,583)	10,029	(2,246)	(10,092)	(28,809)	–	(810,939)
Contribution from operations	經營利潤	916,979	678,009	424,531	94,787	(32,965)	(378,578)	–	1,702,763
Write-back of/(increase in) impairment loss for the year	年度內減值損失回撥/(增加)	–	7,312	566	–	4,354	(3,983)	–	8,249
Share of profits less losses of associates	應佔聯營公司溢利減虧損	514	41,039	1,886	–	(10,725)	(58)	–	32,656
Other income and expenses	其他收入及支出	–	474	(46,609)	–	(2,083)	(122,580)	–	(170,798)
Profit/(loss) before taxation	除税前溢利/(虧損)	917,493	726,834	380,374	94,787	(41,419)	(505,199)	–	1,572,870
Income tax	所得税	–	–	–	–	–	(277,013)	–	(277,013)
Minority interests	少數股東權益	–	–	–	(26,112)	–	41	–	(26,071)
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	917,493	726,834	380,374	68,675	(41,419)	(782,171)	–	1,269,786
Depreciation for the year	年度內折舊	(90,633)	(37,703)	(14,024)	(5,464)	(7,878)	(70,521)	–	(226,223)
Amortisation of goodwill	商譽攤銷	(36,823)	(27,353)	(38,110)	(21,785)	(940)	–	–	(125,011)
Impairment of goodwill	商譽減值	–	–	–	–	(13,350)	–	–	(13,350)
Segment assets	分部資產	52,728,649	55,928,804	66,925,896	549,984	1,096,412	85,859	–	177,315,604
Investments in associates	聯營公司投資	36,171	319,590	53,963	–	226,895	2,881	–	639,500
Unallocated assets	未分類資產	–	–	–	–	–	7,459,207	–	7,459,207
Total assets	資產總額	52,764,820	56,248,394	66,979,859	549,984	1,323,307	7,547,947	–	185,414,311
Segment liabilities	分部負債	100,511,305	41,150,584	16,123,840	33,184	453,663	–	–	158,272,576
Unallocated liabilities	未分類負債	–	–	–	–	–	4,034,281	–	4,034,281
Total liabilities	負債總額	100,511,305	41,150,584	16,123,840	33,184	453,663	4,034,281	–	162,306,857
Capital expenditure incurred during the year	年度內資本開支	47,187	54,372	55,443	8,604	4,554	10,788	–	180,948

18. SEGMENT REPORTING (continued) 分部報告（續）

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2003

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中華人民共和國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	**4,582,445**	**439,362**	**180,084**	**485,688**	**(291,332)**	**5,396,247**
Profit before taxation	除稅前溢利	**2,028,663**	**157,833**	**74,525**	**113,287**	**-**	**2,374,308**
Total assets	資產總額	**171,220,488**	**19,224,326**	**14,070,718**	**29,237,812**	**(35,277,226)**	**198,476,118**
Total liabilities	負債總額	**151,169,264**	**19,173,706**	**13,876,847**	**22,078,299**	**(32,208,667)**	**174,089,449**
Contingent liabilities and commitments	或然負債及承擔	**28,437,677**	**2,239,141**	**2,280,989**	**1,738,291**	**-**	**34,696,098**
Capital expenditure during the year	年度內資本開支	**154,168**	**47,843**	**843**	**20,819**	**-**	**223,673**

2002 Restated 重報

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中華人民共和國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	4,168,813	405,719	155,632	430,241	(104,109)	5,056,296
Profit before taxation	除稅前溢利	1,110,985	194,505	98,008	169,372	-	1,572,870
Total assets	資產總額	162,179,294	14,358,236	13,677,966	30,422,935	(35,224,120)	185,414,311
Total liabilities	負債總額	143,230,434	14,316,709	13,499,047	23,397,196	(32,136,529)	162,306,857
Contingent liabilities and commitments	或然負債及承擔	29,839,713	2,923,232	1,454,676	1,610,640	-	35,828,261
Capital expenditure during the year	年度內資本開支	134,825	29,521	3,393	13,209	-	180,948

19. CASH AND SHORT-TERM FUNDS | 現金及短期資金

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**2,695,618**	1,963,261	**2,560,012**	1,871,725
Money at call and short notice	通知及短期存款	**29,843,667**	29,492,745	**29,625,898**	29,213,888
Treasury bills (Note 29)	國庫債券（附註29）	**3,494,225**	3,481,634	**3,321,527**	3,435,537
		36,033,510	34,937,640	**35,507,437**	34,521,150
An analysis of treasury bills held is as follows:	持有國庫債券分析如下：				
– Unlisted, held-to-maturity, at amortised cost	－非上市持至到期（原值減攤銷額）	**233,593**	160,094	**60,895**	113,997
– Unlisted, other investments in securities, at fair value	－非上市投資證券（公平值）	**3,260,632**	3,321,540	**3,260,632**	3,321,540
		3,494,225	3,481,634	**3,321,527**	3,435,537

All treasury bills are issued by central governments and central banks.

所有國庫債券均由中央政府及中央銀行發行。

20. INVESTMENTS IN SECURITIES | 證券投資

(a) Certificates of Deposit Held – Unlisted (Note 29)

(a) 持有的存款證－非上市（附註29）

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Non-trading, at fair value	非交易用途（公平值）	**1,418,361**	905,925	**1,418,361**	825,876
Held-to-maturity, at amortised cost	持至到期（原值減攤銷額）	**1,598,195**	1,464,826	**1,140,958**	1,124,396
		3,016,556	2,370,751	**2,559,319**	1,950,272

20. INVESTMENTS IN SECURITIES (continued) | 證券投資(續)

(b) Other Investments in Securities (b) 其他證券投資

		The Group 集團		The Bank 銀行	
		2003	2002	2003	2002
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Listed	上市				
– in Hong Kong	–在香港上市				
equity securities	股份證券	**455,821**	328,722	**432,351**	306,059
debt securities	債務證券	**–**	13,137	**–**	–
– outside Hong Kong	–在香港以外地區上市				
equity securities	股份證券	**286,491**	73,341	**271,897**	63,286
debt securities	債務證券	**4,016,859**	4,427,727	**3,641,903**	4,068,353
		4,759,171	4,842,927	**4,346,151**	4,437,698
Unlisted	非上市				
– equity securities	–股份證券	**48,392**	44,379	**38,090**	37,353
– debt securities	–債務證券	**5,343,772**	8,367,858	**5,103,735**	8,273,514
		5,392,164	8,412,237	**5,141,825**	8,310,867
		10,151,335	13,255,164	**9,487,976**	12,748,565
Equity securities	股份證券	**790,704**	446,442	**742,338**	406,698
Debt securities (Note 29)	債務證券(附註29)	**9,360,631**	12,808,722	**8,745,638**	12,341,867
		10,151,335	13,255,164	**9,487,976**	12,748,565
Market value of listed securities	上市證券市值				
– equity securities	–股份證券	**742,312**	402,063	**704,248**	369,345
– debt securities	–債務證券	**4,016,859**	4,440,864	**3,641,903**	4,068,353
		4,759,171	4,842,927	**4,346,151**	4,437,698
Issued by:	發行機構：				
– Central governments and central banks	–中央政府和中央銀行	**741,084**	2,599,939	**387,022**	2,582,946
– Public sector entities	–公營機構	**1,929,256**	2,432,280	**1,929,096**	2,155,318
– Banks and other financial institutions	–銀行及其他金融機構	**3,705,219**	4,251,676	**3,453,149**	4,118,007
– Corporate entities	–企業	**3,717,394**	3,937,941	**3,681,191**	3,868,941
– Others	–其他	**58,382**	33,328	**37,518**	23,353
		10,151,335	13,255,164	**9,487,976**	12,748,565

(c) Held-to-maturity Debt Securities (Note 29)

(c) 持至到期債務證券（附註29）

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Listed	上市				
– in Hong Kong	–在香港上市	**162,957**	43,104	**131,865**	–
– outside Hong Kong	–在香港以外地區上市	**2,179,303**	1,956,937	**2,046,496**	1,837,971
		2,342,260	2,000,041	**2,178,361**	1,837,971
Unlisted	非上市	**9,366,965**	1,125,645	**8,912,519**	753,756
		11,709,225	3,125,686	**11,090,880**	2,591,727
Market value of listed securities	上市證券市值	**2,346,884**	2,000,774	**2,176,637**	1,832,042
Issued by:	發行機構：				
– Central governments and central banks	–中央政府和中央銀行	**7,618,960**	28,057	**7,618,960**	18,010
– Public sector entities	–公營機構	**124,021**	54,195	–	–
– Banks and other financial institutions	–銀行及其他金融機構	**1,685,284**	1,190,428	**1,297,143**	777,435
– Corporate entities	–企業	**2,280,960**	1,853,006	**2,174,777**	1,796,282
		11,709,225	3,125,686	**11,090,880**	2,591,727

(d) Investment Securities

(d) 投資證券

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Listed	上市				
– in Hong Kong equity securities	–在香港上市 股份證券	**50**	50	–	–
– outside Hong Kong debt securities	–在香港以外地區上市 債務證券	**68,457**	67,466	**68,457**	67,466
		68,507	67,516	**68,457**	67,466
Unlisted	非上市				
– equity securities	–股份證券	**151,935**	163,098	**112,322**	124,605
– debt securities	–債務證券	**22,655**	22,814	**18,003**	18,142
		174,590	185,912	**130,325**	142,747
		243,097	253,428	**198,782**	210,213
Equity securities	股份證券	**151,985**	163,148	**112,322**	124,605
Debt securities (Note 29)	債務證券（附註29）	**91,112**	90,280	**86,460**	85,608
		243,097	253,428	**198,782**	210,213
Market value of listed securities	上市證券市值				
– equity securities	–股份證券	**50**	50	–	–
– debt securities	–債務證券	**68,717**	63,880	**68,717**	63,880
		68,767	63,930	**68,717**	63,880
Issued by:	發行機構：				
– Corporate entities	–企業	**161,341**	166,495	**135,787**	138,013
– Others	–其他	**81,756**	86,933	**62,995**	72,200
		243,097	253,428	**198,782**	210,213

21. ADVANCES AND OTHER ACCOUNTS LESS PROVISIONS | 已扣除準備之貸款及其他賬項

(a) Advances to Customers and Other Accounts (a) 客戶貸款及其他賬項

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Advances to customers (Note 29)	客戶貸款(附註29)	**102,908,836**	108,408,574	**99,684,758**	103,316,862
Advances to banks and other financial institutions (Note 29)	銀行及其他金融機構貸款(附註29)	**1,563,981**	1,088,562	**1,563,981**	1,088,562
Accrued interest	應計利息	**1,137,979**	1,065,314	**1,111,846**	1,039,081
Other accounts	其他賬項	**4,408,949**	3,021,728	**4,871,757**	3,822,769
		110,019,745	113,584,178	**107,232,342**	109,267,274
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備				
– Specific	－特殊	**380,400**	426,713	**238,978**	279,672
– General	－一般	**1,259,551**	1,333,257	**1,209,630**	1,222,872
		108,379,794	111,824,208	**105,783,734**	107,764,730

(b) Provision Against Advances and Other Accounts for 2003 (b) 2003年貸款及其他賬項的準備

The Group 集團

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific特殊	General一般	Specific特殊	General一般	Specific特殊	General一般	
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	426,713	1,333,257	–	1,268	426,713	1,334,525	559,576
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備(附註10)	878,092	63,830	254	1,435	878,346	65,265	–
Provisions released back to profit and loss account	撥回損益賬的準備	(307,382)	(135,917)	(214)	(1,428)	(307,596)	(137,345)	–
Amounts written off	撇銷額	(824,582)	(10,294)	(254)	–	(824,836)	(10,294)	(171,621)
Recoveries (Note 10)	收回額(附註10)	188,519	4,038	214	–	188,733	4,038	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	201,591
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(81,381)
Additions through acquisition of subsidiaries	經收購附屬公司的增置	–	36	–	–	–	36	–
Other movements	其他變動	15,836	(2,979)	–	–	15,836	(2,979)	–
Exchange adjustments	匯兌調整	3,204	7,580	–	7	3,204	7,587	725
At 31st December	**於12月31日**	380,400	1,259,551	–	1,282	380,400	1,260,833	508,890

		The Bank 銀行						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	**279,672**	**1,222,872**	**230,665**	**1,267**	**510,337**	**1,224,139**	**558,167**
Additions through merger with EAC and EAF	經與東亞受信及東亞財務合併的增置	**20,228**	**80,296**	**–**	**–**	**20,228**	**80,296**	**1,175**
New provisions charged to profit and loss account	記入損益賬的新準備	**832,605**	**52,442**	**254**	**1,436**	**832,859**	**53,878**	**–**
Provisions released back to profit and loss account	撥回損益賬的準備	**(291,047)**	**(132,996)**	**(214)**	**(1,427)**	**(291,261)**	**(134,423)**	**–**
Amounts written off	撇銷額	**(796,555)**	**(9,662)**	**(254)**	**–**	**(796,809)**	**(9,662)**	**(171,579)**
Recoveries	收回額	**182,723**	**1,533**	**214**	**–**	**182,937**	**1,533**	**–**
Interest suspended during the year	年內懸欠利息	**–**	**–**	**–**	**–**	**–**	**–**	**200,959**
Suspended interest recovered	懸欠利息收回	**–**	**–**	**–**	**–**	**–**	**–**	**(81,110)**
Other movements	其他變動	**9,837**	**(8,625)**	**–**	**–**	**9,837**	**(8,625)**	**–**
Exchange adjustments	匯兌調整	**1,515**	**3,770**	**–**	**7**	**1,515**	**3,777**	**726**
At 31st December	**於12月31日**	**238,978**	**1,209,630**	**230,665**	**1,283**	**469,643**	**1,210,913**	**508,338**

Provision Against Advances and Other Accounts for 2002

2002年貸款及其他賬項的準備

		The Group 集團						
		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	601,150	1,320,087	–	3,149	601,150	1,323,236	566,646
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備(附註10)	1,082,952	70,381	2,716	1,990	1,085,668	72,371	–
Provisions released back to profit and loss account	撥回損益賬的準備	(304,524)	(37,182)	(1,852)	(3,542)	(306,376)	(40,724)	–
Amounts written off	撇銷額	(1,196,148)	(3,571)	(2,716)	–	(1,198,864)	(3,571)	(144,986)
Recoveries (Note 10)	收回額(附註10)	212,415	722	1,852	–	214,267	722	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	203,424
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(68,267)
Other movements	其他變動	28,901	(23,536)	–	(419)	28,901	(23,955)	–
Exchange adjustments	匯兌調整	1,967	6,356	–	90	1,967	6,446	2,759
At 31st December	於12月31日	426,713	1,333,257	–	1,268	426,713	1,334,525	559,576

21. ADVANCES AND OTHER ACCOUNTS LESS PROVISIONS (continued) | 已扣除準備之貸款及其他賬項(續)

(b) Provision Against Advances and Other Accounts for 2002 (continued) (b) 2002年貸款及其他賬項的準備(續)

The Bank 銀行

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	Specific特殊 HK$'000 港幣千元	General一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	437,679	1,029,791	109,420	2,852	547,099	1,032,643	515,001
Addition through merger with FPB	經與第一太銀合併的增置	48,412	180,489	–	–	48,412	180,489	49,733
New provisions charged to profit and loss account	記入損益賬的新準備	1,022,599	62,970	122,640	1,990	1,145,239	64,960	–
Provisions released back to profit and loss account	撥回損益賬的準備	(290,837)	(33,423)	(1,894)	(3,542)	(292,731)	(36,965)	–
Amounts written off	撇銷額	(1,173,635)	(1,155)	(3,493)	–	(1,177,128)	(1,155)	(144,060)
Recoveries	收回額	205,598	531	1,852	–	207,450	531	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	202,429
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(67,695)
Other movements	其他變動	27,923	(22,559)	2,140	(122)	30,063	(22,681)	–
Exchange adjustments	匯兌調整	1,933	6,228	–	89	1,933	6,317	2,759
At 31st December	於12月31日	279,672	1,222,872	230,665	1,267	510,337	1,224,139	558,167

Suspended interest related only to advances to customers and other accounts.

懸欠利息只與客戶貸款及其他賬項有關。

(c) Non-performing advances to customers

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

(c) 不履行客戶貸款

不履行客戶貸款即其利息撥入利息懸欠賬目或已停止累計利息的貸款。

		The Group 集團		The Bank 銀行	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	**2003 HK$'000 港幣千元**	2002 HK$'000 港幣千元
Gross non-performing advances to customers	不履行客戶貸款總額	**2,526,389**	3,108,001	**2,510,946**	3,059,308
As percentage of total advances to customers	佔客戶貸款總額百分比	**2.45%**	2.87%	**2.52%**	2.96%
Specific provisions	特殊準備	**219,528**	279,713	**219,528**	259,486
Suspended interest	懸欠利息	**508,890**	559,576	**508,338**	558,167

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 31st December, 2003 and 31st December, 2002, nor were there any specific provisions made for them on these two dates.

於2003年12月31日及2002年12月31日，本集團貸予銀行及其他金融機構的款項中，並無利息撥入利息懸欠賬目或已停止累計利息的貸款，亦無就該等貸款提撥特殊準備。

22. ADVANCES TO CUSTOMERS – NET INVESTMENT IN FINANCE LEASES | 客戶貸款－融資租賃的淨投資額

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

客戶貸款包括以融資租賃形式租出的設備。根據融資租賃應收的最低租賃付款總額，及其現值如下：

The Group 集團

		2003 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	**2003** Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	**2003** Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元	2002 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2002 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2002 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**550,741**	**117,715**	**668,456**	526,860	124,245	651,105
After one year but within five years	1年以後至5年內	**1,034,853**	**297,777**	**1,332,630**	1,022,785	306,163	1,328,948
After five years	5年以後	**1,750,661**	**388,457**	**2,139,118**	1,649,473	384,349	2,033,822
		3,336,255	**803,949**	**4,140,204**	3,199,118	814,757	4,013,875
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	**(7,453)**			(10,520)		
Net investment in finance leases	融資租賃的淨投資額	**3,328,802**			3,188,598		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

The Bank 銀行

		2003 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	**2003** Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	**2003** Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元	2002 Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	2002 Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	2002 Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**550,741**	**117,715**	**668,456**	149,811	51,693	201,504
After one year but within five years	1年以後至5年內	**1,034,853**	**297,777**	**1,332,630**	350,435	146,860	497,295
After five years	5年以後	**1,750,661**	**388,457**	**2,139,118**	750,059	188,840	938,899
		3,336,255	**803,949**	**4,140,204**	1,250,305	387,393	1,637,698
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	**(7,453)**			(730)		
Net investment in finance leases	融資租賃的淨投資額	**3,328,802**			1,249,575		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

23. INVESTMENTS IN SUBSIDIARIES | 附屬公司投資

		The Bank 銀行	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Unlisted shares, at cost	上市股份（原值）	**1,980,975**	2,046,273
Less: impairment loss	減：減值損失	**(169,850)**	(169,850)
		1,811,125	1,876,423

Acquisition of subsidiaries:

The Group acquired 71.3% interest of Strath Corporate Services Limited on 10th January, 2003 for a cost of HK$300,509,000. On 30th May, 2003, the Group increased its shareholding in Tricor Holdings Limited by 4.3% for a cost of HK$39,139,000.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Details of these companies are as follows:

收購附屬公司：

於2003年1月10日，本集團作價港幣300,509,000元收購Strath Corporate Services Limited 71.3%之權益。於2003年5月30日，本集團作價港幣39,139,000元增持在Tricor Holdings Limited 4.3%之權益。

以下摘要只包括對本集團的業績、資產或負債有重大影響的附屬公司。除非另外說明，此等股份屬普通股份。

此等附屬公司的詳情如下：

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Bank of East Asia (Trustees) Limited 東亞銀行（信託）有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Pacific Asia Limited	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific Bank (Vanuatu) Limited (Note 1)（附註1）	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Holding of a single outstanding deposit 持有一未提取存款
Blue Cross (Asia-Pacific) Insurance Limited 藍十字（亞太）保險有限公司	Hong Kong 香港	HK$港幣189,000,000元	100%		Insurance 保險
East Asia Asset Management Company Limited 東亞資產管理有限公司	Hong Kong 香港	HK$港幣10,000,000元	100%		Asset management 資產管理
East Asia Corporate Services (BVI) Limited	BVI 英屬處女群島	US$250,000美元		75.6%	Corporate services 企業服務
East Asia Electronic Data Processing (Guangzhou) Limited (Note 2) 東亞電子資料處理（廣州）有限公司（附註2）	PRC 中華人民共和國	US$2,400,000美元		100%	Servicing 服務
East Asia Facility Management Limited 東亞設施管理有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Facility management 設施管理

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Financial Holding (BVI) Limited	BVI 英屬處女群島	US$1美元	100%		Issuer of subordinated notes 後償票據發行人
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女群島	US$19,820,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Options and *futures trading* 期權及期貨買賣
East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Bank holding company 銀行控股公司
East Asia Indonesian Holdings Ltd.	Mauritius 毛里裘斯	US$2美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女群島	HK$港幣186,038,725元	100%		Investment holding 投資控股
East Asia Properties Holding Company Limited 東亞物業控股有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Investment holding 投資控股
East Asia Properties Investment Company Limited 東亞物業投資有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Property holding 物業持有
East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Property Agency Company Limited 東亞物業代理有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Holdings (Jersey) Limited	Jersey 澤西島	STG£9英鎊	100%		Property holding 物業持有
East Asia Secretaries (BVI) Limited	BVI 英屬處女群島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣
East Asia Strategic Holdings Limited	BVI 英屬處女群島	US$50,000,000美元	100%		Investment holding 投資控股

23. INVESTMENTS IN SUBSIDIARIES (continued) | 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Golden Wings International Ltd.	BVI 英屬處女群島	US$10,000美元		100%	Property investment 物業投資
Leader One Limited	BVI 英屬處女群島	US$1美元	100%		Investment holding 投資控股
Secretaries Limited 秘書商業服務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Strath Corporate Services Limited	Hong Kong 香港	HK$港幣2元		75.6%	Business and corporate services 商務及企業服務
Tengis Limited 登捷時有限公司	Hong Kong 香港	HK$港幣20元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
The Bank of East Asia (BVI) Limited 東亞銀行(英屬處女群島)有限公司	BVI 英屬處女群島	US$1,000,000美元	100%		Banking services 銀行服務
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務
The Bank of East Asia (U.S.A.) N.A. 美國東亞銀行	U.S.A. 美國	US$4,000,000美元		100%	Banking 銀行
Tricor Holdings Limited	BVI 英屬處女群島	US$7,001美元		75.6%	Investment holding 投資控股
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資服務

Notes:

1. The company has changed its name to BEA Pacific (Vanuatu) Limited with effect from 22nd January, 2004.
2. Represents a wholly foreign owned enterprise.
3. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

附註:

1. 該公司的名稱已於2004年1月22日更改為BEA Pacific (Vanuatu) Limited。
2. 指一外資企業。

24. INVESTMENTS IN ASSOCIATES | 聯營公司投資

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Unlisted shares, at cost	非上市股份(原值)	**–**	–	**375,013**	380,955
Share of net assets	應佔淨資產	**760,267**	673,163	**–**	–
Goodwill unamortised	未經攤銷的商譽	**388**	736	**–**	–
		760,655	673,899	**375,013**	380,955
Less: impairment loss	減:減值損失	**(24,171)**	(34,399)	**(192,373)**	(192,373)
		736,484	639,500	**182,640**	188,582

Loans to associates amounting to HK$213,837,000 (2002: HK$251,108,000) are included under advances to customers.

聯營公司貸款共港幣213,837,000元(2002年:251,108,000元)已包括在客戶貸款。

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group:

以下摘要只包括對本集團的業績或資產有重大影響的聯營公司,此等聯營公司均屬非上市公司。

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by The Bank 普通股 本銀行所佔權益	% of ordinary shares held by The Group 普通股 本集團所佔權益	% of preference shares held by The Group 優先股 本集團所佔權益	Nature of business 業務性質
Cementhai SCT (Hong Kong) Limited (formerly Cementhai Trading (Hong Kong) Limited) 興明泰(香港)貿易有限公司	Hong Kong 香港	20%			Trading 貿易
DaimlerChrysler Services China Limited 奔馳財務中國有限公司	Hong Kong 香港		20%		Financing and leasing services 租賃及財務服務
DaimlerChrysler Services Korea Limited	Republic of Korea 韓國		20%		Financial services 財務服務
East Asia Heller Limited 東亞興萊有限公司	Hong Kong 香港	50%			Factoring 貼現
East Asia MBK Limited	BVI 英屬處女群島		50%	50%	Investment holding 投資控股
Hainan International Finance Company Limited 海南國際財務有限公司	PRC 中華人民共和國	35%			General financial services 一般金融服務
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女群島	25%			Investment holding 投資控股
Platinum Holdings Company Limited	Cayman Islands 開曼群島	30%			Investment holding 投資控股

24. INVESTMENTS IN ASSOCIATES (continued) | 聯營公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	% of ordinary shares held by 普通股 The Group 本集團所佔權益	% of preference shares held by The Group 優先股 本集團所佔權益	Nature of business 業務性質
PT. Bank Resona Perdania (formerly P.T. Bank Daiwa Perdania)	Indonesia 印尼		24.9%		Banking & related financial services 銀行及有關金融服務
Sunfire Enterprises Limited 申發企業有限公司	BVI 英屬處女群島		20%		Property development 物業發展
Transatlantic Trust Corporation	Canada 加拿大	20%			Administration of trusts 信託管理
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%			Insurance 保險
Trilease International Limited 鼎協租賃國際有限公司	Hong Kong 香港	20%			Leasing 租賃

Note: BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

25. GOODWILL | 商譽

		The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元
Cost	成本		
At 1st January, 2003	於2003年1月1日		
– As previously reported	一如前匯報	**2,368,083**	**1,788,612**
– Prior period adjustments in respect of deferred tax	一遞延稅項產生的前期調整	**145,500**	**144,626**
– As restated	一重報	**2,513,583**	**1,933,238**
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**302,527**	**–**
Exchange adjustments	匯兌調整	**(519)**	**–**
At 31st December, 2003	於2003年12月31日	**2,815,591**	**1,933,238**
Accumulated amortisation and impairment losses	累計攤銷及減值損失		
At 1st January, 2003	於2003年1月1日		
– As previously reported	一如前匯報	**280,701**	**228,242**
– Prior period adjustments in respect of deferred tax	一遞延稅項產生的前期調整	**51,449**	**51,381**
– As restated	一重報	**332,150**	**279,623**
Amortisation for the year (Note 9)	年度內攤銷(附註9)	**140,087**	**96,661**
Exchange adjustments	匯兌調整	**(54)**	**–**
At 31st December, 2003	於2003年12月31日	**472,183**	**376,284**
Carrying amount at 31st December, 2003	於2003年12月31日賬面值	**2,343,408**	**1,556,954**
Carrying amount at 31st December, 2002 (Restated)	於2002年12月31日賬面值(重報)	2,181,433	1,653,615

26. FIXED ASSETS | 固定資產

		The Group 集團			
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值				
At 1st January, 2003	於2003年1月1日	**319,300**	**3,958,888**	**1,547,148**	**5,825,336**
Additions	增置	**25**	**2,043**	**221,605**	**223,673**
Revaluation	重估	**12,775**	**–**	**–**	**12,775**
Transfers	轉賬	**15,100**	**(15,100)**	**–**	**–**
Disposals	出售	**(82,568)**	**(4,812)**	**(105,399)**	**(192,779)**
Exchange adjustments	匯兌調整	**3,647**	**210**	**10,157**	**14,014**
At 31st December, 2003	於2003年12月31日	**268,279**	**3,941,229**	**1,673,511**	**5,883,019**
Accumulated depreciation and amortisation	累計折舊及攤銷				
At 1st January, 2003	於2003年1月1日	**10,673**	**362,913**	**1,044,693**	**1,418,279**
Charge for the year (Note 9)	年度內支出（附註9）	**981**	**56,259**	**171,602**	**228,842**
Impairment loss	減值損失	**–**	**235,795**	**–**	**235,795**
Written back on revaluation	重估時回撥	**(41)**	**–**	**–**	**(41)**
Transfers	轉賬	**826**	**(826)**	**–**	**–**
Written back on disposals	出售時回撥	**(2,248)**	**(2,421)**	**(88,823)**	**(93,492)**
Exchange adjustments	匯兌調整	**1,249**	**7**	**7,682**	**8,938**
At 31st December, 2003	於2003年12月31日	**11,440**	**651,727**	**1,135,154**	**1,798,321**
Net book value at 31st December, 2003	賬面淨值 於2003年12月31日	**256,839**	**3,289,502**	**538,357**	**4,084,698**
Net book value at 31st December, 2002	賬面淨值 於2002年12月31日	308,627	3,595,975	502,455	4,407,057
The gross amounts of the above assets are stated:	上述資產的總額列示如下：				
At cost	按成本	**38,229**	**2,551,429**	**1,673,511**	**4,263,169**
At Directors' valuation	按董事估值				
– 1989	–1989年	**–**	**1,228,224**	**–**	**1,228,224**
– 1991	–1991年	**–**	**161,576**	**–**	**161,576**
At professional valuation	按專業估值				
– 2003	–2003年	**230,050**	**–**	**–**	**230,050**
		268,279	**3,941,229**	**1,673,511**	**5,883,019**

26. FIXED ASSETS (continued) | 固定資產（續）

		The Bank 銀行			
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值				
At 1st January, 2003	於2003年1月1日	**197,926**	**3,420,523**	**1,396,859**	**5,015,308**
Additions through merger with EAC and EAF	經與東亞授信及東亞財務合併的增置	**–**	**–**	**4,830**	**4,830**
Additions	增置	**25**	**2,043**	**160,404**	**162,472**
Revaluation	重估	**13,025**	**–**	**–**	**13,025**
Transfers	轉賬	**15,100**	**(15,100)**	**–**	**–**
Disposals	出售	**(82,568)**	**(4,812)**	**(95,542)**	**(182,922)**
Exchange adjustments	匯兌調整	**182**	**872**	**4,895**	**5,949**
At 31st December, 2003	於2003年12月31日	**143,690**	**3,403,526**	**1,471,446**	**5,018,662**
Accumulated depreciation and amortisation	累計折舊				
At 1st January, 2003	於2003年1月1日	**2,248**	**307,294**	**950,657**	**1,260,199**
Additions through merger with EAC and EAF	經與東亞授信及東亞財務合併的增置	**–**	**–**	**3,530**	**3,530**
Charge for the year	年度內支出	**366**	**49,019**	**144,189**	**193,574**
Impairment loss	減值損失	**–**	**44,522**	**–**	**44,522**
Written back on revaluation	重估時回撥	**(41)**	**–**	**–**	**(41)**
Transfers	轉賬	**826**	**(826)**	**–**	**–**
Written back on disposals	出售時回撥	**(2,248)**	**(2,421)**	**(79,288)**	**(83,957)**
Exchange adjustments	匯兌調整	**37**	**190**	**3,801**	**4,028**
At 31st December, 2003	於2003年12月31日	**1,188**	**397,778**	**1,022,889**	**1,421,855**
Net book value at 31st December, 2003	賬面淨值 於2003年12月31日	**142,502**	**3,005,748**	**448,557**	**3,596,807**
Net book value at 31st December, 2002	賬面淨值 於2002年12月31日	195,678	3,113,229	446,202	3,755,109
The gross amounts of the above assets are stated:	上述資產的總額列示如下：				
At cost	按成本	**5,890**	**2,175,301**	**1,471,446**	**3,652,637**
At Directors' valuation – 1989	按董事估值 －1989年	**–**	**1,228,225**	**–**	**1,228,225**
At professional valuation – 2003	按專業估值 －2003年	**137,800**	**–**	**–**	**137,800**
		143,690	**3,403,526**	**1,471,446**	**5,018,662**

The net book value of bank premises and investment properties comprises:

行址及投資物業的賬面淨值包括:

		The Group 集團			
		2003		2002	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**26,789**	**164,903**	30,577	214,782
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**195,850**	**2,341,220**	200,500	2,549,014
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**34,200**	**311,736**	77,550	333,196
On short lease (below 10 years)	短期租約(10年以下)	**–**	**189**	–	283
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**–**	**178,367**	–	163,976
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**–**	**293,087**	–	334,724
		256,839	**3,289,502**	308,627	3,595,975

		The Bank 銀行			
		2003		2002	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**4,702**	**12,918**	10,128	12,793
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**103,600**	**2,211,183**	108,000	2,269,716
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**34,200**	**311,736**	77,550	333,196
On short lease (below 10 years)	短期租約(10年以下)	**–**	**189**	–	283
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**–**	**178,367**	–	163,976
On medium-term lease (10 – 50 years)	中期租約(10至50年)	**–**	**291,355**	–	333,265
		142,502	**3,005,748**	195,678	3,113,229

26. FIXED ASSETS (continued) | 固定資產(續)

The carrying amount of bank premises of the Group and the Bank would have been HK$2,659,416,000 (2002 : HK$2,713,140,000) and HK$1,964,292,000 (2002 : HK$2,011,804,000) respectively had they been stated at cost less accumulated depreciation.

如集團及銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣2,659,416,000元(2002年：港幣2,713,140,000元)及港幣1,964,292,000元(2002年：港幣2,011,804,000元)。

Investment properties in Hong Kong were valued at HK$230,050,000 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors who have among their staff Fellows of the Hong Kong Institute of Surveyors, as at 21st December, 2003 and the valuation has been incorporated in the accounts as at 31st December, 2003. The valuation was performed on an open market value basis.

於2003年12月21日，香港的投資物業由獨立估值師－特許測量師戴德梁行，其僱員具香港測量師學會會士資歷，估值為港幣230,050,000元，有關估值已納入2003年12月31日之賬項內。估值按公開市值進行。

Investment properties outside Hong Kong were not valued as they are considered immaterial to the Group. These properties are carried at cost.

因海外投資物業佔集團比重不大，所以並未以專業估值列賬。

The impairment loss of HK$235,795,000 in 2003 was related to certain bank premises in Hong Kong intended to be vacant after the back offices are centralised to Millennium City 5 in 2005, and an overseas bank premise.

於2003年產生的減值損失港幣235,795,000元是因香港某些行址因後勤部門將於2005年遷往創紀之城第5期後空置，以及與一海外行址有關連。

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年，到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

Rental income receivable from bank premises and investment properties held for use under operating leases amounted to HK$44,586,000 in 2003 (2002 : HK$45,065,000). There was no contingent rental recognised during the year 2003 (2002 : Nil).

於年內，以經營租賃形式租出行址及投資物業的應收租金為港幣44,586,000元(2002年：港幣45,065,000元)。在2003年度未有包括或有租金(2002年：無)。

The cost or valuation of bank premises and investment properties held for use under operating leases and the related accumulated depreciation charge as at 31st December, 2003 were HK$720,459,000 (2002 : HK$745,100,000) and HK$66,906,000 (2002 : HK$47,591,000) respectively.

於2003年12月31日以經營租賃用作出租的行址及投資物業的成本或估值及相關的累計折舊分別為港幣720,459,000元(2002年：港幣745,100,000元)及港幣66,906,000元(2002年：港幣47,591,000元)。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃用作出租的行址及投資物業的未來最低應收租賃付款總額如下：

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Within one year	1年以內	**40,844**	39,905	**23,123**	22,049
After one year but within five years	1年以後至5年內	**61,573**	62,536	**32,381**	26,679
After five years	5年以後	**8,328**	6,808	**2,043**	1,930
		110,745	109,249	**57,547**	50,658

27. CONVERTIBLE BONDS ISSUED | 已發行可換股債券

The 2 per cent Convertible Bonds issued amounting to HK$119,621,000 (USD15,340,000) were redeemed at par on 19th July, 2003. Interest expense for the year amounted to HK$1,307,000 (2002 : HK$5,352,000).

於2003年7月19日本銀行贖回合共港幣119,621,000元（15,340,000美元）年息2%的可換股債券。本年度利息支出為港幣1,307,000元（2002年：港幣5,352,000元）。

28. AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES | 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年內，本銀行與某些附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) Amounts Due from Subsidiaries　(a) 附屬公司欠款

		The Bank 銀行	
		2003	2002
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**502**	956,025
Others	其他	**1,371,199**	1,205,073
		1,371,701	2,161,098

(b) Amounts Due to Subsidiaries　(b) 欠附屬公司款項

		The Bank 銀行	
		2003	2002
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**5,077,157**	6,749,249
Others	其他	**5,619,563**	4,730,845
		10,696,720	11,480,094

29. MATURITY PROFILE ｜ 期限分析

Maturity Profile for 2003 　　2003年度期限分析

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	－國庫債券（附註19）	–	2,394,706	1,099,519	–	–	–	3,494,225
– Placements with banks and other financial institutions	－在銀行及其他金融機構的存款	–	15,265,942	5,809,579	–	–	–	21,075,521
– Certificates of deposit held (Note 20(a))	－持有的存款證（附註20(a)）	–	1,049,763	1,082,553	753,563	130,677	–	3,016,556
– Advances to customers (Note 21(a))	－客戶貸款（附註21(a)）	4,774,844	12,736,626	11,907,410	35,639,296	35,828,711	2,021,949	102,908,836
– Advances to banks and other financial institutions (Note 21(a))	－銀行及其他金融機構貸款（附註21(a)）	–	44,741	25,304	211,741	30,632	1,251,563	1,563,981
– Debt securities included in:	－債務證券包括：							
– Held-to-maturity debt securities (Note 20(c))	－持至到期債務證券（附註20(c)）	–	251,229	845,891	9,922,112	689,993	–	11,709,225
– Investment securities (Note 20(d))	－投資證券（附註20(d)）	–	–	–	68,457	4,000	18,655	91,112
– Other investments in securities (Note 20(b))	－其他證券投資（附註20(b)）	–	178,103	1,061,797	6,716,523	1,386,942	17,266	9,360,631
		4,774,844	31,921,110	21,832,053	53,311,692	38,070,955	3,309,433	153,220,087
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	－銀行及其他金融機構的存款及結餘	1,202,565	4,741,645	1,509,087	63,268	–	–	7,516,565
– Deposits from customers	－客戶存款	49,140,816	99,140,663	6,406,997	732,136	–	–	155,420,612
– Demand deposits and current accounts	－活期存款及往來賬戶	9,612,966	–	–	–	–	–	9,612,966
– Savings deposits	－儲蓄存款	37,552,766	629	–	–	–	–	37,553,395
– Time, call and notice deposits	－定期及通知存款	1,975,084	99,140,034	6,406,997	732,136	–	–	108,254,251
– Certificates of deposit issued	－已發行存款證	–	–	3,161,000	2,366,339	–	–	5,527,339
		50,343,381	103,882,308	11,077,084	3,161,743	–	–	168,464,516

					The Bank 銀行			
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券（附註19）	–	2,222,008	1,099,519	–	–	–	3,321,527
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	15,192,146	5,809,579	–	–	–	21,001,725
– Certificates of deposit held (Note 20(a))	–持有的存款證（附註20(a)）	–	1,010,948	851,846	696,525	–	–	2,559,319
– Advances to customers (Note 21(a))	–客戶貸款（附註21(a)）	4,411,817	11,685,647	11,232,709	35,005,105	35,550,892	1,798,588	99,684,758
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款（附註21(a)）	–	44,741	25,304	211,741	30,632	1,251,563	1,563,981
– Debt securities included in:	–債務證券包括：							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券（附註20(c)）	–	157,474	624,867	9,780,313	528,226	–	11,090,880
– Investment securities (Note 20(d))	–投資證券（附註20(d)）	–	–	–	68,457	4,000	14,003	86,460
– Other investments in securities (Note 20(b))	–其他證券投資（附註20(b)）	–	178,103	1,011,409	6,398,237	1,157,889	–	8,745,638
		4,411,817	30,491,067	20,655,233	52,160,378	37,271,639	3,064,154	148,054,288
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	1,202,296	4,727,439	1,499,111	–	–	–	7,428,846
– Deposits from customers	–客戶存款	47,353,784	92,916,805	5,007,607	674,651	–	–	145,952,847
– Demand deposits and current accounts	–活期存款及往來賬戶	8,773,169	–	–	–	–	–	8,773,169
– Savings deposits	–儲蓄存款	37,032,940	629	–	–	–	–	37,033,569
– Time, call and notice deposits	–定期及通知存款	1,547,675	92,916,176	5,007,607	674,651	–	–	100,146,109
– Certificates of deposit issued	–已發行存款證	–	–	3,161,000	2,366,339	2,200,000	–	7,727,339
		48,556,080	97,644,244	9,667,718	3,040,990	2,200,000	–	161,109,032

29. MATURITY PROFILE (continued) | 期限分析(續)

Maturity Profile for 2002 — 2002年度期限分析

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	3,357,453	124,181	–	–	–	3,481,634
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	10,281,796	1,388,856	–	–	–	11,670,652
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	984,112	741,861	609,440	35,338	–	2,370,751
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	5,132,933	12,215,605	11,119,301	38,567,348	39,420,916	1,952,471	108,408,574
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	45,239	32,886	96,734	118,698	795,005	1,088,562
– Debt securities included in:	–債務證券包括:							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	120,228	965,237	1,762,435	266,526	11,260	3,125,686
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	–	67,466	–	22,814	90,280
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	147,077	654,273	10,692,486	1,314,886	–	12,808,722
		5,132,933	27,151,510	15,026,595	51,795,909	41,156,364	2,781,550	143,044,861
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	306,208	4,255,199	1,171,983	21,447	–	–	5,754,837
– Deposits from customers	–客戶存款	36,895,482	97,869,207	6,622,800	274,400	–	–	141,661,889
– Demand deposits and current accounts	–活期存款及往來賬戶	7,044,517	–	–	–	–	–	7,044,517
– Savings deposits	–儲蓄存款	27,747,379	13,372	8,053	312	–	–	27,769,116
– Time, call and notice deposits	–定期及通知存款	2,103,586	97,855,835	6,614,747	274,088	–	–	106,848,256
– Certificates of deposit issued	–已發行存款證	–	–	7,502,440	2,655,317	–	–	10,157,757
– Convertible bonds issued	–已發行可換股債券	–	–	119,637	–	–	–	119,637
		37,201,690	102,124,406	15,416,860	2,951,164	–	–	157,694,120

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	The Bank 銀行 5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	3,357,453	78,084	–	–	–	3,435,537
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	10,149,059	1,349,882	–	–	–	11,498,941
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	971,023	463,659	515,590	–	–	1,950,272
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	4,871,272	11,226,044	10,178,867	37,306,946	38,069,885	1,663,848	103,316,862
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	45,239	32,886	96,734	118,698	795,005	1,088,562
– Debt securities included in:	–債務證券包括:							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	27,293	778,214	1,596,381	178,579	11,260	2,591,727
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	–	67,466	–	18,142	85,608
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	131,405	550,042	10,402,887	1,257,533	–	12,341,867
		4,871,272	25,907,516	13,431,634	49,986,004	39,624,695	2,488,255	136,309,376
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	305,905	4,244,054	1,147,479	–	–	–	5,697,438
– Deposits from customers	–客戶存款	36,051,243	89,557,841	5,701,995	127,854	–	–	131,438,933
– Demand deposits and current accounts	–活期存款及往來賬戶	6,660,762	–	–	–	–	–	6,660,762
– Savings deposits	–儲蓄存款	27,636,599	13,372	8,053	312	–	–	27,658,336
– Time, call and notice deposits	–定期及通知存款	1,753,882	89,544,469	5,693,942	127,542	–	–	97,119,835
– Certificates of deposit issued	–已發行存款證	–	–	7,502,440	2,655,317	2,200,000	–	12,357,757
– Convertible bonds issued	–已發行可換股債券	–	–	119,637	–	–	–	119,637
		36,357,148	93,801,895	14,471,551	2,783,171	2,200,000	–	149,613,765

The maturity of convertible bonds issued is based on expected Bondholders' option as mentioned in Note 27.

已發行之可換股債券的到期日是根據附註27所載預期債券持有人行使權利計算。

30. INCOME TAX IN THE BALANCE SHEET | 資產負債表內的所得稅

(a) Current Taxation in the Balance Sheet Represents: (a) 資產負債表內的本期稅項為:

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Provision for Hong Kong Profits Tax for the year (Note 12(a))	本年度香港利得稅準備(附註12(a))	**62,839**	62,805	**26,923**	26,164
Provisional Profits Tax paid	已付暫繳利得稅	**(25,382)**	(23,778)	**(3,786)**	(3,592)
		37,457	39,027	**23,137**	22,572
Balance of Profits Tax provision relating to prior years	以往年度利得稅準備結餘	**57,009**	37,622	**54,150**	33,370
Overseas taxation	海外稅項	**50,178**	46,886	**45,388**	41,084
		144,644	123,535	**122,675**	97,026

(b) Deferred Tax Assets and Liabilities Recognised (b) 遞延稅項資產及負債確認

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

確認於綜合資產負債表中遞延稅項(資產)/負債的組成部分及年內之變動如下:

The Group 集團

Deferred tax arising from:	**遞延稅項源自:**	**Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元**	**Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元**	**Revaluation of properties 物業重估 HK$'000 港幣千元**	**Provisions 準備 HK$'000 港幣千元**	**Unrealised gains on FX contracts/ unearned discount 外匯合約未實現盈利/未賺取折扣 HK$'000 港幣千元**	**Tax losses 稅損 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
At 1st January, 2003	於2003年1月1日								
– As previously reported	–如前匯報	**28,648**	**436,636**	**-**	**-**	**-**	**(14,526)**	**-**	**450,758**
– Prior period adjustments in respect of deferred tax	–有關遞延稅項產生的前期調整	**228,061**	**-**	**169,044**	**(164,620)**	**23,972**	**(77,860)**	**3,974**	**182,571**
– As restated	–重報	**256,709**	**436,636**	**169,044**	**(164,620)**	**23,972**	**(92,386)**	**3,974**	**633,329**
Write off against investment	投資撤銷額	**-**	**(166,823)**	**-**	**-**	**-**	**-**	**-**	**(166,823)**
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內撥銷/(存入)(附註12(a))	**24,983**	**285,710**	**-**	**(6,693)**	**(23,972)**	**23,846**	**(2,187)**	**301,687**
Charged to reserves (Note 33(c))	儲備撥銷(附註33(c))	**-**	**-**	**15,302**	**-**	**-**	**-**	**-**	**15,302**
Exchange and other adjustments	匯兌及其他調整	**167**	**-**	**-**	**(167)**	**-**	**1,216**	**-**	**1,216**
At 31st December, 2003	於2003年12月31日	**281,859**	**555,523**	**184,346**	**(171,480)**	**-**	**(67,324)**	**1,787**	**784,711**

The Group 集團

Deferred tax arising from:	遞延稅項源自:	Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Provisions 準備 HK$'000 港幣千元	Unrealised gains on FX contracts/ unearned discount 外匯合約未實現盈利/未攤取折扣 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2002	於2002年1月1日								
– As previously reported	一如前匯報	33,223	329,106	–	–	–	–	–	362,329
– Prior period adjustments in respect of deferred tax	一有關遞延稅項產生的前期調整	232,990	–	175,141	(168,452)	18,267	(83,684)	3,090	177,352
– As restated	一重報	266,213	329,106	175,141	(168,452)	18,267	(83,684)	3,090	539,681
Additions through acquisition of subsidiaries	經收購附屬公司的增置	400	–	–	–	–	–	–	400
Write off against investment	投資撇銷額	–	(51,314)	–	–	–	–	–	(51,314)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內撇銷/(存入)(附註12(a))	(9,904)	158,844	–	3,832	5,705	(9)	884	159,352
Credited to reserves (Note 33(c) & (d))	存入儲備(附註33(c)&(d))	–	–	(6,097)	–	–	–	–	(6,097)
Exchange and other adjustments	匯兌及其他調整	–	–	–	–	–	(8,693)	–	(8,693)
At 31st December, 2002	於2002年12月31日	256,709	436,636	169,044	(164,620)	23,972	(92,386)	3,974	633,329

The Bank 銀行

Deferred tax arising from:	**遞延稅項源自:**	**Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元**	**Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元**	**Revaluation of properties 物業重估 HK$'000 港幣千元**	**Provisions 準備 HK$'000 港幣千元**	**Unrealised gains on FX contracts/ unearned discount 外匯合約未實現盈利/未攤取折扣 HK$'000 港幣千元**	**Tax losses 稅損 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
At 1st January, 2003	於2003年1月1日								
– As previously reported	一如前匯報	**20,152**	**436,636**	**–**	**–**	**–**	**(4,928)**	**–**	**451,860**
– Prior period adjustments in respect of deferred tax	一有關遞延稅項產生的前期調整	**205,939**	**–**	**169,044**	**(151,676)**	**24,253**	**(69,454)**	**3,974**	**182,080**
– As restated	一重報	**226,091**	**436,636**	**169,044**	**(151,676)**	**24,253**	**(74,382)**	**3,974**	**633,940**
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**12,364**	**–**	**–**	**(12,848)**	**–**	**–**	**–**	**(484)**
Write off against investment	投資撇銷額	**–**	**(166,823)**	**–**	**–**	**–**	**–**	**–**	**(166,823)**
Charged/(credited) to consolidated profit and loss account	綜合損益賬內撇銷/(存入)	**25,683**	**285,710**	**–**	**(6,790)**	**(24,253)**	**19,224**	**(607)**	**298,967**
Charged to reserves (Note 33 (c))	儲備撇銷(附註33(c))	**–**	**–**	**15,302**	**–**	**–**	**–**	**–**	**15,302**
Exchange and other adjustments	匯兌及其他調整	**–**	**–**	**–**	**–**	**–**	**23**	**–**	**23**
At 31st December, 2003	於2003年12月31日	**264,138**	**555,523**	**184,346**	**(171,314)**	**–**	**(55,135)**	**3,367**	**780,925**

30. INCOME TAX IN THE BALANCE SHEET (continued) | 資產負債表內的所得稅(續)

(b) Deferred Tax Assets and Liabilities Recognised (continued) | (b) 遞延稅項資產及負債確認(續)

The Bank 銀行

Deferred tax arising from:	遞延稅項源自:	Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Provisions 準備 HK$'000 港幣千元	Unrealised gains on FX contracts/ unearned discount 外匯合約未實現盈利/未賺取折扣 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2002	於2002年1月1日								
– As previously reported	–如前匯報	25,424	304,939	–	–	–	–	–	330,363
– Prior period adjustments in respect of deferred tax	–有關遞延稅項產生的前期調整	159,585	–	175,141	(126,096)	18,547	(76,426)	3,090	153,841
– As restated	–重報	185,009	304,939	175,141	(126,096)	18,547	(76,426)	3,090	484,204
Additions through acquisition of subsidiaries	經收購附屬公司的增置	55,424	24,167	–	(28,926)	–	–	–	50,665
Write off against investment	投資撇銷額	–	(51,314)	–	–	–	–	–	(51,314)
Charged/(credited) to consolidated profit and loss account	綜合損益賬內撇銷/(存入)	(14,342)	158,844	–	3,346	5,706	2,044	884	156,482
Credited to reserves (Note 33(c) & (d))	存入儲備(附註33(c)&(d))	–	–	(6,097)	–	–	–	–	(6,097)
Exchange and other adjustments	匯兌及其他調整	–	–	–	–	–	–	–	–
At 31st December, 2002	於2002年12月31日	226,091	436,636	169,044	(151,676)	24,253	(74,382)	3,974	633,940

		The Group 集團 2003 HK$'000 港幣千元	The Group 集團 2002 Restated 重報 HK$'000 港幣千元	The Bank 銀行 2003 HK$'000 港幣千元	The Bank 銀行 2002 Restated 重報 HK$'000 港幣千元
Net deferred tax assets recognised on the balance sheet	確認於資產負債表的遞延稅項資產淨額	**(79,217)**	(77,029)	**(65,725)**	(69,453)
Net deferred tax liabilities recognised on the balance sheet	確認於資產負債表的遞延稅項負債淨額	**863,928**	710,358	**846,650**	703,393
		784,711	633,329	**780,925**	633,940

(c) Deferred Tax Assets Not Recognised | (c) 未確認遞延稅項資產

The Group has not recognised deferred tax assets in respect of tax losses of HK$68,978,000 (2002: HK$64,219,000). Under the current tax legislation, the expiry dates of the tax losses were as follows:

集團並未確認稅損港幣68,978,000元(2002年:港幣64,219,000元)為遞延稅項資產。根據現時稅務條例,該等稅損的到期日如下:

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
To be expired within 5 years	於5年內到期	**15,520**	14,208
No expiry date	無到期日	**53,458**	50,011
		68,978	64,219

31. LOAN CAPITAL | 借貸資本

Loan capital of face value of HK$4,269,650,000 (US$550,000,000) and carrying amount of HK$4,260,751,000 (US$548,854,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxembourg Stock Exchange. The notes will mature on 1st February, 2011.

票面值港幣4,269,650,000元（550,000,000美元）及賬面值港幣4,260,751,000元（548,854,000美元）的借貸資本，是指由本銀行單一目的全資附屬財務公司，East Asia Financial Holding (BVI) Limited，於2001年1月30日發行、年息7.5%、並評定為二級資本的後償票據。本銀行無條件及不撤回地保證此等已在盧森堡交易所上市的票據的有關債務。此等票據將會於2011年2月1日到期。

32. SHARE CAPITAL | 股本

		2003		2002	
		No. of shares 股份數目 000 千	**Nominal value 面值 HK$'000 港幣千元**	No. of shares 股份數目 000 千	Nominal value 面值 HK$'000 港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	於1月1日	**1,446,345**	**3,615,863**	1,433,485	3,583,711
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**14,204**	**35,510**	937	2,343
Shares issued in lieu of dividends	發行新股以股代息	**6,904**	**17,261**	11,923	29,809
At 31st December	於12月31日	**1,467,453**	**3,668,634**	1,446,345	3,615,863

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible Executive Directors and employees. The option price of the Schemes granted prior to the year 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited on the five business days immediately preceding the date of offer of such options. For the Schemes adopted in and after 2002, the exercise price is determined at the date of grant being not less than the highest of: (a) the closing price on the date of grant; (b) the average closing price for the five business days immediately preceding the date of grant; and (c) the nominal value. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant. At 31st December, 2003, the outstanding options were:

根據僱員認股計劃，合資格的執行董事及僱員有權認購本銀行的普通股股份。2002年以前採納的認股計劃之認購價為給予認股權日前5個交易日本銀行現有股份在香港聯合交易所的平均收市價的95%。而2002年及以後採納的認股計劃，認股價是根據於授予日不低於其中之最高者：(a)授予認股權日收市價；(b)授予認股權日前5個交易日的平均收市價；及(c)面值。根據此計劃發給的認股權可由授予日起計的第1周年至第5周年期間行使。於2003年12月31日尚未行使的認股權如下：

Date of options granted 認股權授予日期	Option price 認購價	Number of shares 股份數量
21/4/1999	HK$港幣12.09	736,000
20/4/2000	HK$港幣16.46	3,698,000
19/4/2001	HK$港幣16.96	3,435,000
18/4/2002	HK$港幣15.80	3,450,000
02/5/2003	HK$港幣14.90	15,165,000

33. RESERVES | 儲備

			2003 The Group 集團 HK$'000 港幣千元	2003 The Bank 銀行 HK$'000 港幣千元	2003 Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)				
At 1st January	於1月1日		356,210	356,210	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額		181,493	181,493	–
Shares issued in lieu of dividends	以股代息發行的股份		(17,261)	(17,261)	–
Capital fee	資本費用		(137)	(137)	–
As 31st December	於12月31日		520,305	520,305	–
(b) General Reserve	(b) 一般儲備				
At 1st January	於1月1日		11,623,411	10,909,359	39,170
Transfer from retained profits	撥自留存溢利		12,524	–	12,524
Shares issued in lieu of dividends	以股代息發行的股份		111,161	111,161	–
Additions through merger with EAC & EAF	經與東亞授信及東亞財務合併的增置		–	567,000	–
At 31st December	於12月31日		11,747,096	11,587,520	51,694
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)				
At 1st January	於1月1日				
– As previously reported	–如前匯報		1,249,152	1,089,980	–
– Prior period adjustments in respect of deferred tax	–有關遞延稅項產生的前期調整		(169,043)	(169,043)	–
– As restated	–重報		1,080,109	920,937	–
Recognition of net deferred tax liabilities (Note 30(b))	確認遞延稅項負債淨額(附註30(b))		(15,302)	(15,302)	–
Impairment loss	減值損失		(122,013)	(12,839)	–
At 31st December	於12月31日		942,794	892,796	–
(d) Revaluation Reserve on Investment Properties (undistributable)	(d) 投資物業重估儲備(不可派發)				
At 1st January and 31st December	於1月1日及12月31日		–	–	–
(e) Statutory Reserves (undistributable)	(e) 法定儲備(不可派發)				
At 1st January and 31st December	於1月1日及12月31日		5,532	–	5,532
(f) Capital Reserve (undistributable)	(f) 資本儲備(不可派發)				
At 1st January and 31st December	於1月1日及12月31日		86,436	–	–
(g) Exchange Revaluation Reserve (undistributable)	(g) 匯兌重估儲備(不可派發)				
At 1st January	於1月1日		(17,905)	11,555	(12,271)
Exchange adjustments	匯兌調整		42,844	8,347	7,818
At 31st December	於12月31日		24,939	19,902	(4,453)
(h) Other Revaluation Reserve (undistributable)	(h) 其他重估儲備(不可派發)				
At 1st January and 31st December	於1月1日及12月31日		–	–	–

		2003 The Group 集團 HK$'000 港幣千元	2003 The Bank 銀行 HK$'000 港幣千元	2003 Associates 聯營公司 HK$'000 港幣千元
(i) Retained Profits	(i) 留存溢利			
At 1st January	於1月1日			
– As previously reported	–如前匯報	**1,956,340**	**1,146,063**	**235,551**
– Prior period adjustments in respect of deferred tax	–有關遞延税項產生的前期調整	**80,523**	**80,207**	**–**
– As restated	–重報	**2,036,863**	**1,226,270**	**235,551**
Additions through merger with EAC and EAF	經與東亞授信及東亞財務合併的增置	**–**	**16,219**	**–**
Net profit for the year (Note 13)	年度內溢利(附註13)	**1,921,714**	**1,750,006**	**91,395**
Transfer to general reserve	撥入一般儲備	**(12,524)**	**–**	**(12,524)**
Dividends (Note 14)	股息(附註14)			
– Interim dividend	–中期股息	**(334,057)**	**(334,057)**	**–**
– Final dividend in respect of previous year	–上年度末期股息	**(506,232)**	**(506,232)**	**–**
At 31st December	於12月31日	**3,105,764**	**2,152,206**	**314,422**
(j) Total Reserves	(j) 儲備總額	**16,432,866**	**15,172,729**	**367,195**

		2002 The Group 集團 HK$'000 港幣千元	2002 The Bank 銀行 HK$'000 港幣千元	2002 Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	於1月1日	375,694	375,694	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	10,335	10,335	–
Shares issued in lieu of dividends	以股代息發行的股份	(29,809)	(29,809)	–
Capital fee	資本費用	(10)	(10)	–
As 31st December	於12月31日	356,210	356,210	–
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日	11,418,601	10,457,693	30,508
Transfer from retained profits	撥自留存溢利	8,662	–	8,662
Shares issued in lieu of dividends	以股代息發行的股份	177,809	177,809	–
Realised surplus on disposals transferred from revaluation reserve on	撥自重估儲備的已實現出售物業的重估盈餘			
– investment properties	–投資物業	14,976	105,922	–
– bank premises	–行址	3,363	167,935	–
At 31st December	於12月31日	11,623,411	10,909,359	39,170

33. RESERVES (continued) | 儲備(續)

			2002 The Group 集團 HK$'000 港幣千元	2002 The Bank 銀行 HK$'000 港幣千元	2002 Associates 聯營公司 HK$'000 港幣千元
(c)	Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)			
	At 1st January	於1月1日			
	– As previously reported	–如前匯報	1,257,509	1,262,909	–
	– Prior period adjustments in respect of deferred tax	–遞延稅項產生的前期調整	(171,180)	(171,180)	–
	– As restated	–重報	1,086,329	1,091,729	–
	Release of net deferred tax liabilities (Note 30 (b))	遞延稅項負債淨額回撥(附註30(b))	2,137	2,137	–
	Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘	(3,363)	(167,935)	–
	Transfer to revaluation reserve on investment properties	撥入投資物業重估儲備	(4,994)	(4,994)	–
	At 31st December	於12月31日	1,080,109	920,937	–
(d)	Revaluation Reserve on Investment Properties (undistributable)	(d) 投資物業重估儲備(不可派發)			
	At 1st January	於1月1日			
	– As previously reported	–如前匯報	118,323	118,323	–
	– Prior period adjustments in respect of deferred tax	–遞延稅項產生的前期調整	(3,960)	(3,960)	–
	– As restated	–重報	114,363	114,363	–
	Release of net deferred tax liabilities (Note 30(b))	遞延稅項負債淨額回撥(附註30(b))	3,960	3,960	–
	Revaluation deficit	重估虧損	(108,341)	(17,395)	–
	Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘	(14,976)	(105,922)	–
	Transfer from revaluation reserve on bank premises	撥自行址重估儲備	4,994	4,994	–
	At 31st December	於12月31日	–	–	–
(e)	Statutory Reserves (undistibutable)	(e) 法定儲備(不可派發)			
	At 1st January and 31st December	於1月1日及12月31日	5,532	–	5,532
(f)	Capital Reserve (undistributable)	(f) 資本儲備(不可派發)			
	At 1st January and 31st December	於1月1日及12月31日	86,436	–	–
(g)	Exchange Revaluation Reserve (undistributable)	(g) 匯兌重估儲備(不可派發)			
	At 1st January	於1月1日	(49,712)	(6,377)	(29,478)
	Exchange adjustments	匯兌調整	31,807	17,932	17,207
	At 31st December	於12月31日	(17,905)	11,555	(12,271)
(h)	Other Revaluation Reserve (undistributable)	(h) 其他重估儲備(不可派發)			
	At 1st January	於1月1日	(763)	–	(763)
	Revaluation	重估	763	–	763
	At 31st December	於12月31日	–	–	–

		2002 The Group 集團 HK$'000 港幣千元	2002 The Bank 銀行 HK$'000 港幣千元	2002 Associates 聯營公司 HK$'000 港幣千元
(i) Retained Profits	(i) 留存溢利			
At 1st January	於1月1日			
– As previously reported	–如前匯報	1,452,170	808,972	117,494
– Prior period adjustments in respect of deferred tax (Note 3)	–遞延稅項產生的前期調整(附註3)	99,115	95,278	–
– As restated	–重報	1,551,285	904,250	117,494
Addition through merger with FPB	經與第一太銀合併的增置	–	18,085	–
Net profit for the year	年度內溢利			
– As previously reported	–如前匯報	1,288,378	1,094,553	23,296
– Prior period adjustments in respect of deferred tax (Note 3)	–遞延稅項產生的前期調整(附註3)	(18,592)	(15,071)	–
– As restated (Note 13)	–重報(附註13)	1,269,786	1,079,482	23,296
Transfer to general reserve	撥入一般儲備	(8,662)	–	(8,662)
Dividends (Note 14)	股息(附註14)			
– Interim dividend	–中期股息	(302,348)	(302,348)	–
– Final dividend in respect of previous year	–上年度末期股息	(473,198)	(473,198)	–
Disposal of associates	出售聯營公司	–	–	88,004
Change of status from an associate to a subsidiary	由聯營公司轉變為附屬公司	–	–	15,419
At 31st December	於12月31日	2,036,863	1,226,271	235,551
(j) Total Reserves	(j) 儲備總額	15,170,656	13,424,332	267,982

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用，受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成，包括留存溢利轉賬、出售物業時的已實現重估盈餘及以股代息發行的股份的價值。

Revaluation reserve on bank premises, revaluation reserve on investment properties and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises, investment properties and foreign currency translation.

行址、投資物業重估儲備及匯兌重估儲備的組成及處理，是根據行址、投資物業重估和外幣折算所採用的會計政策。

Capital reserve represents the capitalisation of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與某些聯營公司的註冊股本相同。

Total distributable reserves of the Bank amounted to HK$13,739,726,000 (2002 restated: HK$12,135,630,000).

本銀行可派發儲備的總額為港幣13,739,726,000元(2002年重報：港幣12,135,630,000元)。

34. OFF-BALANCE SHEET EXPOSURES | 資產負債表以外的項目

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔主要類別的合約數額：

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Direct credit substitutes	直接信貸代替品	**4,381,620**	4,125,735	**4,350,990**	4,097,553
Transaction-related contingencies	與交易有關的或然項目	**496,632**	519,227	**496,632**	519,227
Trade-related contingencies	與貿易有關的或然項目	**2,596,662**	2,152,000	**2,549,609**	2,133,553
Other commitments with an original maturity of:	其他承擔：				
under 1 year or which are unconditionally cancellable	原到期日少於1年或可無條件取消	**20,395,121**	20,615,082	**20,174,252**	20,353,725
1 year or over	原到期日在1年及以上	**6,775,946**	8,416,217	**6,778,653**	8,429,717
Others	其他	**50,117**	–	**50,117**	–
		34,696,098	35,828,261	**34,400,253**	35,533,775

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兌票據、信用證、擔保書和承付款項。合約數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前逾期，合約總額並不代表未來流動性要求。

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為集團及銀行的每項衍生工具主要類別的名義數額：

		The Group 集團					
		2003			2002		
		Trading 買賣	**Hedging 對沖**	**Total 總額**	Trading 買賣	Hedging 對沖	Total 總額
		HK$'000 港幣千元	**HK$'000 港幣千元**	**HK$'000 港幣千元**	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**5,051,405**	**142,583**	**5,193,988**	4,732,112	359,628	5,091,740
Swaps	掉期交易	**18,817,961**	**5,781,087**	**24,599,048**	5,649,654	7,916,316	13,565,970
Options purchased	購入期權	**2,828,762**	**-**	**2,828,762**	1,202,429	-	1,202,429
Options written	沽出期權	**2,712,886**	**-**	**2,712,886**	1,202,429	-	1,202,429
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**325,000**	**-**	**325,000**	200,000	-	200,000
Swaps	掉期交易	**728,989**	**12,487,682**	**13,216,671**	722,758	10,405,074	11,127,832
Options purchased	購入期權	**-**	**-**	**-**	-	19,498	19,498
Equity contracts	股份合約						
Options purchased	購入期權	**420,319**	**-**	**420,319**	186,131	-	186,131
Options written	沽出期權	**420,319**	**-**	**420,319**	186,131	-	186,131
		31,305,641	**18,411,352**	**49,716,993**	14,081,644	18,700,516	32,782,160

		The Bank 銀行					
		2003			2002		
		Trading 買賣 HK$'000 港幣千元	Hedging 對沖 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元	Trading 買賣 HK$'000 港幣千元	Hedging 對沖 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**5,052,181**	**-**	**5,052,181**	4,979,811	-	4,979,811
Swaps	掉期交易	**18,817,961**	**5,781,087**	**24,599,048**	5,649,654	7,916,316	13,565,970
Options purchased	購入期權	**2,828,762**	**-**	**2,828,762**	1,202,429	-	1,202,429
Options written	沽出期權	**2,712,886**	**-**	**2,712,886**	1,202,429	-	1,202,429
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**325,000**	**-**	**325,000**	200,000	-	200,000
Swaps	掉期交易	**728,989**	**12,604,127**	**13,333,116**	722,758	10,405,074	11,127,832
Options purchased	購入期權	**-**	**-**	**-**	-	19,498	19,498
Equity contracts	股份合約						
Options purchased	購入期權	**420,319**	**-**	**420,319**	186,131	-	186,131
Options written	沽出期權	**420,319**	**-**	**420,319**	186,131	-	186,131
		31,306,417	**18,385,214**	**49,691,631**	14,329,343	18,340,888	32,670,231

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量，但並不代表所承受風險的數額。

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的重置成本及信貸風險加權數額如下。這些數額並未計及雙邊淨額結算安排的影響。

		The Group 集團		The Bank 銀行	
		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元	2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Replacement costs	重置成本				
Exchange rate contracts	匯率合約	**583,085**	191,727	**582,538**	191,387
Interest rate contracts	利率合約	**865,565**	232,654	**865,565**	232,654
Options purchased	購入期權				
– exchange rate contracts	–匯率合約	**5,896**	451	**5,896**	451
– equity contracts	–股份合約	**3,730**	364	**3,730**	364
		1,458,276	425,196	**1,457,729**	424,856
Credit risk weighted amounts	信貸風險加權數額				
Contingent liabilities and commitments	或然負債及承擔	**8,087,367**	8,559,065	**8,061,762**	8,538,585
Exchange rate contracts	匯率合約	**259,825**	149,853	**258,976**	148,532
Interest rate contracts	利率合約	**192,086**	61,098	**192,163**	61,098
Equity contracts	股份合約	**19,519**	8,000	**19,519**	8,000
		8,558,797	8,778,016	**8,532,420**	8,756,215

34. OFF-BALANCE SHEET EXPOSURES (continued) | 資產負債表以外的項目（續）

(b) Derivatives (continued)

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

(b) 衍生工具（續）

各表列出資產負債表以外交易的合約或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性釐定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%，而匯率、股份及利率合約則由0%至50%。重置成本是指重置所有按市場價值計算差額時附有正值的合約成本，亦是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《銀行條例》附表三計算的數額。

(c) Capital Commitments

Capital commitments outstanding at 31st December not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Expenditure authorised and contracted for*	已核准支出並已簽約*	**1,122,082**	1,257,317	**1,104,710**	1,249,488
Expenditure authorised but not contracted for	已核准支出但未簽約	**377,555**	332,169	**377,555**	6,168
		1,499,637	1,589,486	**1,482,265**	1,255,656

* *The amounts as at 31st December, 2003 and 31st December, 2002 included the capital commitments amounting to HK$873,470,000 and HK$1,133,768,000 respectively in relation to the Bank's acquisition of a portion of Millennium City 5, a new building being erected in Kwun Tong. Other amounts as at 31st December, 2003 mainly included the commitments amounting to HK$102,180,000 in relation to the implementation of a new core banking system.*

* *在2003年12月31日及2002年12月31日，已包括本銀行購入一棟位於觀塘正在興建中的全新大廈「創紀之城第5期」部分面積的有關資本承擔，分別為港幣873,470,000元及港幣1,133,768,000元。於2003年12月31日，其他資本承擔包括為即將啟用的新核心銀行系統，金額為港幣102,180,000元。*

(d) Operating Lease Commitments

At 31st December, 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承擔

於2003年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Properties	物業				
within one year	1年以內	**93,134**	83,271	**125,069**	115,290
after one year but within five years	1年至5年內	**119,665**	84,958	**129,329**	67,920
after five years	5年以後	**27,580**	32,066	**52,641**	25,894
		240,379	200,295	**307,039**	209,104
Other	其他				
within one year	1年以內	**1,857**	2,365	**1,017**	1,217
after one year but within five years	1年至5年內	**2,069**	2,603	**569**	1,413
		3,926	4,968	**1,586**	2,630

The Group and the Bank lease certain properties and equipment under operating leases. The leases typically run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

集團及銀行以經營租賃形式租入某些物業和設備。租賃年期通常由1年至25年，到期日後可再續約但其他條款須另議。租賃付款金額通常每年調整以反映市值租金。所有租約並不包括或有租金。

(e) Obligations under Mortgage Loans Sold

Included in the captions set out below are balances which are established as reserve funds for mortgage loan purchasers pursuant to the terms of mortgage sale agreements. The reserve funds are available to the purchasers to cover any losses or cash flow shortfalls that result from both credit risk and basis risk with respect to the loans sold and to protect the purchasers in the event that they have to appoint a substitute servicer.

These reserve funds are either set up in the name of the Bank and are charged in favour of the purchaser as security for the Bank's obligations to the purchaser or, in the name of the loan purchaser who retains absolute ownership, title, right and interest in the reserve funds, pursuant to the terms of the mortgage sale agreements.

(e) 已售按揭貸款承擔

標題包括以下根據出售按揭貸款合約條文規定成立用作按揭貸款購買者的儲備金結餘。儲備金是用作賠償購買者因已售貸款引起的信用及利率風險而蒙受任何損失或現金流量之差額及保障購買者須另行委派替補償付人。

該等儲備金是以本行名義成立及押予購買者為本行之承擔作抵押品，或根據出售按揭貸款合約條文規定以購買者名義成立而購買者可保留絕對擁有權、所有權、權利及儲備金利益。

		The Group 集團		The Bank 銀行	
		2003	2002	**2003**	2002
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Held-to-maturity debt securities	持至到期債務證券	**30,494**	39,815	**30,494**	39,815
Accrued interest and other accounts	應計利息及其他賬項	**73,136**	68,805	**73,136**	68,805
		103,630	108,620	**103,630**	108,620

35. NOTES ON CONSOLIDATED CASH FLOW STATEMENT | 綜合現金流量表附註

(a) Purchase of Subsidiaries (a) 收購附屬公司

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Net assets acquired	已購入淨資產		
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	–	5,414
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	–	5,185
Investment securities	投資證券	–	2,667
Fixed assets	固定資產	–	4,479
Deferred tax	遞延稅項	–	(400)
Other accounts and provisions	其他賬項及準備	–	(6,567)
Minority interest	少數股東權益	–	(3,050)
Share of net assets under equity accounting	根據權益會計法應佔淨資產	–	(1,980)
		–	5,748
Goodwill arising on consolidation	賬項綜合時產生的商譽	**300,509**	332,461
		300,509	338,209
Investment cost payable	應付投資金額		
– as at 1st January	–於1月1日	–	1,682
– as at 31st December	–於12月31日	–	–
Total purchase price paid, satisfied in cash	以現金支付的購入價	**300,509**	339,891
Less: cash and cash equivalents acquired	減:購入的現金及等同現金項目	–	(5,414)
Net cash outflow in respect of the acquisition of subsidiaries	收購附屬公司現金流出淨額	**300,509**	334,477

(b) Increase in Shareholding of a Subsidiary

The Group increased its shareholding in a subsidiary by 4.3% for a cash consideration of HK$39,139,000 in 2003. The net asset value and goodwill attributable to the increase in shareholding was HK$37,121,000 and HK$2,018,000 respectively.

(b) 增加一間附屬公司的權益

於2003年，本集團以現金代價港幣39,139,000元增加一間附屬公司4.3%之權益。權益增加所產生的資產淨值及商譽分別為港幣37,121,000元及港幣2,018,000元。

(c) Cash and Cash Equivalents

(c) 現金及等同現金項目

(i) Components of cash and cash equivalents in the consolidated cash flow statement

(i) 在綜合現金流量表內現金及等同現金項目的組成部分

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**2,695,618**	1,963,261
Money at call and short notice	通知及短期存款	**21,264,261**	28,442,335
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內的在銀行及其他金融機構的存款	**6,899,332**	2,319,674
Treasury bills with original maturity within three months	原本期限為3個月以內的國庫債券	**2,294,706**	3,373,137
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**736,621**	226,615
		33,890,538	36,325,022

(ii) Reconciliation with the consolidated balance sheet

(ii) 與綜合資產負債表的對賬

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Cash and short term funds	現金及短期資金	**36,033,510**	34,937,640
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	**21,075,521**	11,670,652
Certificates of deposit held	持有的存款證	**3,016,556**	2,370,751
Amount shown in the consolidated balance sheet	在綜合資產負債表出現的金額	**60,125,587**	48,979,043
Less: amount with an original maturity of beyond three months	減:原本期限為3個月以上的數額	**(26,235,049)**	(12,654,021)
Cash and cash equivalents in the consolidated cash flow statement	在綜合現金流量表內的現金及等同現金項目	**33,890,538**	36,325,022

36. LOANS TO OFFICERS | 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B (4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公佈如下：

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**671,501**	699,024
By subsidiaries	由附屬公司借出	**–**	15,597
		671,501	714,621
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,044,475**	1,023,528
By subsidiaries	由附屬公司借出	**–**	16,806

There was no interest due but unpaid nor any specific provision made against these loans at 31st December, 2003.

於2003年12月31日，沒有逾期未償付利息，亦未有對該等貸款作特殊準備。

37. MATERIAL RELATED PARTY TRANSACTIONS | 關聯人事的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(p)(iii). In the year 2003, the total amount of contributions the Group made to the schemes was HK$65,854,000 (2002: HK$64,172,000).

本集團為其職員提供某些退休保障計劃，並已於附註2(p)(iii)披露。於2003年內，本集團對這些計劃的供款總數為港幣65,854,000元(2002年：港幣64,172,000元)。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is an interest free shareholder's advance extended to one associate amounting to HK$10,700,000 at 31st December, 2003 (2002: HK$31,526,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。本行借予一間聯營公司免息股東墊款，其於2003年12月31日的結餘為港幣10,700,000元(2002年：港幣31,526,000元)，除此以外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

The interest received from and interest paid to the Group's related parties for the year, and the outstanding balances of amounts due from and due to them at the year end are aggregated as follows:

於2003年，本集團從關聯人士所收取與支付予他們的利息，及在2003年12月31日，關聯人士的欠款及欠關聯人士的款項現總結如下：

		2003 % to Group total 相對集團總數之百分率	2002 % to Group total 相對集團總數之百分率
Interest income	利息收入	**1.3**	2.7
Interest expense	利息支出	**0.9**	2.2
Amount due from related parties (Note a)	關聯人士的欠款(附註a)	**2.4**	3.8
Amount due to related parties (Note b)	欠關聯人士的款項(附註b)	**1.1**	1.4

Notes: (a) Based on total assets excluding cash and short-term funds, placements with banks and other financial institutions maturing between one and twelve months, investments in associates and fixed assets.

(b) Based on deposits from customers and debt instruments issued.

附註： (a) 根據資產總額但不計入現金及短期資金、在銀行及其他金融機構於1至12個月內到期的存款、聯營公司投資及固定資產。

(b) 根據客戶存款及已發行之債務證券。

38. EQUITY COMPENSATION PLANS | 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無代價形式發出。

(a) Particulars of Share Options 認股權詳情

Date of Grant 授予日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣
20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90

(b) Movement of Share Options 認股權之變動

	Number of Share Options 認股權數目				
Date of Grant 授予日期	Outstanding at 1/1/2003 於2003年1月1日 尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2003 於2003年12月31日 尚未行使
20/4/1998	**5,361,200**	**–**	**–**	**5,361,200**	**–**
21/4/1999	**4,510,000**	**–**	**3,764,000**	**10,000**	**736,000**
20/4/2000	**11,128,000**	**–**	**6,990,000**	**440,000**	**3,698,000**
19/4/2001	**5,360,000**	**–**	**1,665,000**	**260,000**	**3,435,000**
18/4/2002	**5,505,000**	**–**	**1,785,000**	**270,000**	**3,450,000**
02/5/2003	**–**	**15,525,000**	**–**	**360,000**	**15,165,000**
Total 總額	**31,864,200**	**15,525,000**	**14,204,000**	**6,701,200**	**26,484,000**

	Number of Share Options 認股權數目				
Date of Grant 授予日期	Outstanding at 1/1/2002 於2002年1月1日 尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2002 於2002年12月31日 尚未行使
29/4/1997	13,395,000	–	–	13,395,000	–
20/4/1998	5,783,200	–	286,200	135,800	5,361,200
21/4/1999	5,063,000	–	553,000	–	4,510,000
20/4/2000	11,700,000	–	98,000	474,000	11,128,000
19/4/2001	5,520,000	–	–	160,000	5,360,000
18/4/2002	–	5,625,000	–	120,000	5,505,000
Total 總額	41,461,200	5,625,000	937,200	14,284,800	31,864,200

38. EQUITY COMPENSATION PLANS (continued) | 股份補償計劃（續）

(c) No share options were cancelled during the years ended 31st December, 2003 and 2002.

(c) 截至2003及2002年12月31日年度內並未有認股權被註銷。

(d) Details of share options exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2003	2002
January 1月	20/4/1998	–	89,000
	21/4/1999	–	169,000
	20/4/2000	–	49,000
February 2月	20/4/1998	–	12,600
	21/4/1999	**32,000**	129,000
March 3月	21/4/1999	**12,000**	6,000
April 4月	21/4/1999	**35,000**	22,000
May 5月	20/4/1998	–	113,000
	21/4/1999	**218,000**	58,000
	20/4/2000	–	49,000
June 6月	20/4/1998	–	71,600
	21/4/1999	**781,000**	110,000
July 7月	21/4/1999	**371,000**	22,000
August 8月	21/4/1999	**250,000**	–
	18/4/2002	**275,000**	–
September 9月	21/4/1999	**1,089,000**	37,000
	20/4/2000	**976,000**	–
	18/4/2002	**630,000**	–
October 10月	21/4/1999	**557,000**	–
	20/4/2000	**2,767,000**	–
	19/4/2001	**360,000**	–
	18/4/2002	**500,000**	–
November 11月	21/4/1999	**349,000**	–
	20/4/2000	**2,458,000**	–
	19/4/2001	**735,000**	–
December 12月	21/4/1999	**70,000**	–
	20/4/2000	**789,000**	–
	19/4/2001	**570,000**	–
	18/4/2002	**380,000**	–
		14,204,000	937,200

39. COMPARATIVE FIGURES | 比較數字

(a) Comparative figures for 2002 are restated to conform with the current year's presentation. The restatements for the consolidated profit and loss account, consolidated and the Bank's balance sheet are due to the change in accounting policy for deferred taxation.

(b) Cash rebates for mortgage loans amounting to HK$181,749,000 (2002: HK$173,362,000), which were previously classified under operating expenses, are netted off against interest income to be in line with market practice. Prior year figures are restated to conform with the current year's presentation.

(c) Commission related expenses amounting to HK$206,504,000 (2002: HK$178,268,000), which were previously classified under operating expenses is now shown as fees and commission expense to be in line with market practice. Prior year figures are restated to conform with the current year's presentation.

(a) 2002年的比較數字已作重報以符合本年度的呈報方式。由於遞延稅項會計政策轉變，故需重報綜合損益賬、綜合資產負債表及銀行本身的資產負債表。

(b) 跟隨市場的一貫方法，本年度的按揭貸款的現金回贈港幣181,749,000元（2002年：港幣173,362,000元）在利息收入內抵銷，而往年則列作營運開支。上年度的比較數字已作重報以符合本年度的呈報方式。

(c) 跟隨市場的一貫方法，本年度的有關佣金支出港幣206,504,000元（2002年：港幣178,268,000元）視作股務費用及佣金支出，而往年則列作營運開支。上年度的比較數字已作重報以符合本年度的呈報方式。

Prior year adjustments resulting from change in accounting policy have been taken into account in the calculation of Capital Adequacy Ratio and Capital Base as at 31st December, 2002.

因會計政策變更導致的前期調整，已計算入2002年12月31日的資本充足比率及資本基礎內。

(1) CAPITAL ADEQUACY RATIO AND CAPITAL BASE | 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2003 % 百分率	2002 Restated 重報 % 百分率
Unadjusted capital adequacy ratio as at 31st December	於12月31日的未經調整資本充足比率	**17.2**	16.9
Adjusted capital adequacy ratio as at 31st December	於12月31日的調整後資本充足比率	**17.1**	16.8

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及《銀行條例》附表3。綜合基準包括了本銀行及其所有附屬公司。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

調整後資本充足比率的計算，是根據香港金融管理局頒布的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) Group Capital Base after Deductions (b) 集團扣減後的資本基礎

		2003 HK$'000 港幣千元	2002 Restated 重報 HK$'000 港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,668,634**	3,615,863
Share premium	股份溢價	**520,305**	356,210
Reserves	儲備	**14,059,945**	13,228,115
Minority interests	少數股東權益	**24,418**	44,708
Deduct: Goodwill	減：商譽	**(2,343,408)**	(2,181,433)
Total core capital	核心資本總額	**15,929,894**	15,063,463
Eligible supplementary capital	可計算的附加資本		
Reserves on revaluation of land and interests in land (at 70%)	土地及土地權益價值重估儲備（以70%計算）	**659,956**	756,077
General provisions for doubtful debts	一般呆賬準備	**1,266,365**	1,339,533
Term subordinated debt	有期後償債項	**4,260,751**	4,276,227
Total eligible supplementary capital	可計算的附加資本總額	**6,187,072**	6,371,837
Total capital base before deductions	扣減前的資本基礎總額	**22,116,966**	21,435,300
Deductions from total capital base	資本基礎總額扣減項目	**(1,049,318)**	(953,797)
Total capital base after deductions	扣減後的資本基礎總額	**21,067,648**	20,481,503

(2) LIQUIDITY RATIO | 流動資金比率

		2003 % 百分率	2002 % 百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**44.8**	46.1

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》(附表4)。

(3) SEGMENTAL INFORMATION | 分部資料

(a) Advances to Customers

(i) By industry sectors

The analysis of gross advances to customers (net of suspended interest) by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

(a) 客戶貸款

(i) 按行業分類

客戶貸款總額（減除懸欠利息）的行業分類是按香港金融管理局所採用的類別和定義。

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
The Group	集團		
Loans for use in Hong Kong	在香港使用的貸款		
Industrial, commercial and financial	工商金融		
– Property development	－物業發展	**4,969,798**	4,847,778
– Property investment	－物業投資	**11,883,891**	11,744,929
– Financial concerns	－金融企業	**2,045,115**	2,223,813
– Stockbrokers	－股票經紀	**322,112**	104,602
– Wholesale and retail trade	－批發與零售業	**1,790,164**	2,107,598
– Manufacturing	－製造業	**1,250,396**	1,459,648
– Transport and transport equipment	－運輸與運輸設備	**4,564,759**	4,511,617
– Others	－其他	**4,500,757**	6,907,826
– Sub-total	－小計	**31,326,992**	33,907,811
Individuals	個人		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	－購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**1,848,337**	2,207,192
– Loans for the purchase of other residential properties	－購買其他住宅物業的貸款	**34,595,575**	39,930,918
– Credit card advances	－信用卡貸款	**1,432,687**	1,692,322
– Others	－其他	**2,950,460**	3,333,374
– Sub-total	－小計	**40,827,059**	47,163,806
Total loans for use in Hong Kong	在香港使用的貸款總額	**72,154,051**	81,071,617
Trade finance	貿易融資	**3,314,514**	3,272,588
Loans for use outside Hong Kong	在香港以外使用的貸款	**27,440,271**	24,064,369
Total advances to customers	客戶貸款總額	**102,908,836**	108,408,574

(ii) By geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(ii) 按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

		Total advances to customers 客戶貸款總額		Non-performing loans 不履行貸款		Advances overdue for over three months 逾期3個月以上的客戶貸款	
		2003 HK$'000港幣千元	2002 HK$'000港幣千元	**2003 HK$'000港幣千元**	2002 HK$'000港幣千元	**2003 HK$'000港幣千元**	2002 HK$'000港幣千元
The Group	集團						
Hong Kong	香港	**81,092,324**	89,449,624	**1,587,928**	2,041,748	**872,215**	1,234,390
People's Republic of China	中華人民共和國	**5,588,249**	4,132,169	**747,602**	769,605	**470,946**	859,330
Other Asian countries	其他亞洲國家	**5,150,091**	5,024,629	**108,408**	171,560	**83,713**	145,336
Others	其他	**11,078,172**	9,802,152	**82,451**	125,088	**71,799**	38,807
Total	總額	**102,908,836**	108,408,574	**2,526,389**	3,108,001	**1,498,673**	2,277,863

(b) Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便予以披露。

		2003			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	**Public sector entities 公營機構 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
The Group	集團				
People's Republic of China	中華人民共和國	**5,942,870**	**1,117,031**	**4,763,759**	**11,823,660**
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	**13,068,878**	**1,156,111**	**6,184,322**	**20,409,311**
North America	北美洲	**5,526,584**	**8,245,582**	**4,920,474**	**18,692,640**
Western Europe	西歐	**33,240,941**	**–**	**1,088,757**	**34,329,698**

(3) SEGMENTAL INFORMATION (continued) | 分部資料（續）

(b) Cross-border Claims (continued) (b) 跨國債權（續）

		2002			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	6,022,429	560,217	3,051,859	9,634,505
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	10,942,142	1,107,992	5,933,867	17,984,001
North America	北美洲	4,375,369	3,597,083	4,234,618	12,207,070
Western Europe	西歐	25,357,970	167,455	858,420	26,383,845

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS | 逾期、經重組及收回資產

(a) Overdue and Rescheduled Advances (a) 逾期及經重組貸款

		2003		2002	
		HK$'000 港幣千元	**% of total advances to customers 佔客戶貸款總額的百分比**	HK$'000 港幣千元	% of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	–3個月以上至6個月	**276,799**	**0.3**	642,305	0.6
– 1 year or less but over 6 months	–6個月以上至1年	**339,092**	**0.3**	391,029	0.4
– Over 1 year	–1年以上	**882,782**	**0.9**	1,244,529	1.1
		1,498,673	**1.5**	2,277,863	2.1
Rescheduled advances to customers	經重組客戶貸款	**1,123,114**	**1.1**	624,138	0.6
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**2,621,787**	**2.6**	2,902,001	2.7
Secured overdue advances	有抵押逾期貸款	**1,323,712**	**1.3**	2,189,786	2.0
Unsecured overdue advances	無抵押逾期貸款	**174,961**	**0.2**	88,077	0.1
Market value of securities held against secured overdue advances	有抵押逾期貸款抵押品市值	**1,736,962**		3,462,986	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2003 and 31st December, 2002, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

於2003年12月31日及2002年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(b) Reconciliation (b) 對賬

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
Overdue advances (Note 1)	逾期貸款（附註1）	**1,498,673**	2,277,863
Rescheduled advances (Note 2)	經重組貸款（附註2）	**1,123,114**	624,138
Total overdue and rescheduled advances	逾期及經重組貸款總額	**2,621,787**	2,902,001
Less: Overdue advances on which interest is still being accrued	減：逾期但仍累計利息貸款	**(150,286)**	(242,684)
Less: Rescheduled advances on which interest is still being accrued	減：經重組但仍累計利息貸款	**(173,813)**	(57,247)
Add: Non-performing loans which are not overdue or rescheduled	加：不履行貸款但非逾期或經重組	**228,701**	505,931
Total non-performing loans	不履行貸款總額	**2,526,389**	3,108,001

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

附註：

(1) 逾期貸款即逾期3個月以上的貸款。

(2) 根據修訂還款條款已逾期超過3個月的經重組貸款，已列入逾期貸款範圍，並不屬於經重組貸款。

(c) Other Overdue and Rescheduled Assets (c) 其他逾期及經重組資產

		2003		2002	
		Accrued interest 累計利息 HK$'000 港幣千元	Other assets* 其他資產* HK$'000 港幣千元	Accrued interest 累計利息 HK$'000 港幣千元	Other assets* 其他資產* HK$'000 港幣千元
The Group	集團				
Other assets overdue for	其他逾期資產				
– 6 months or less but over 3 months	–3個月以上至6個月	**1,699**	**2,592**	4,029	1,275
– 1 year or less but over 6 months	–6個月以上至1年	**1,442**	**1,096**	1,096	9,850
– Over 1 year	–1年以上	**904**	**13,406**	1,202	6,486
		4,045	**17,094**	6,327	17,611
Rescheduled assets	經重組資產	**–**	**827**	–	–
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	**4,045**	**17,921**	6,327	17,611

* *Other assets refer to trade bills and receivables.*

* *其他資產是指貿易票據及應收款項。*

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS (continued) | 逾期、經重組及收回資產（續）

(d) Repossessed Assets | (d) 收回資產

		2003 HK$'000 港幣千元	2002 HK$'000 港幣千元
The Group	集團		
Repossessed properties	收回物業	**176,265**	390,499
Repossessed vehicles	收回汽車	**671**	4,990
Total repossessed assets	收回資產總額	**176,936**	395,489

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指於12月31日收回資產的估計市值。

(5) CURRENCY CONCENTRATIONS | 貨幣風險

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

2003 HK$Million 港幣百萬元

		USD 美元	CAD 加元	GBP 英鎊	CNY 人民幣	Others 其他	Total 總額
The Group	集團						
Spot assets	現貨資產	**50,041**	**4,337**	**4,374**	**2,544**	**14,498**	**75,794**
Spot liabilities	現貨負債	**(45,079)**	**(5,088)**	**(7,305)**	**(2,508)**	**(21,627)**	**(81,607)**
Forward purchases	遠期買入	**23,881**	**1,674**	**2,110**	**-**	**14,465**	**42,130**
Forward sales	遠期賣出	**(27,768)**	**(780)**	**(171)**	**-**	**(7,318)**	**(36,037)**
Net options position	期權倉淨額	**(9)**	**2**	**(3)**	**-**	**(6)**	**(16)**
Net long/(short) position	長/(短)盤淨額	**1,066**	**145**	**(995)**	**36**	**12**	**264**

2002 HK$Million 港幣百萬元

		USD 美元	CAD 加元	GBP 英鎊	CNY* 人民幣*	Others 其他	Total 總額
The Group	集團						
Spot assets	現貨資產	50,001	4,049	4,838	1,638	15,640	76,166
Spot liabilities	現貨負債	(48,381)	(4,425)	(6,161)	(1,602)	(18,219)	(78,788)
Forward purchases	遠期買入	11,731	805	1,434	-	6,466	20,436
Forward sales	遠期賣出	(12,830)	(311)	(236)	-	(3,858)	(17,235)
Net long/(short) position	長/(短)盤淨額	521	118	(125)	36	29	579

* *The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣淨持倉總額的10%。該數額只列作比較用途。*

		2003 HK$Million 港幣百萬元			
		USD 美元	**CAD 加元**	**Others 其他**	**Total 總額**
Net structural position	結構性持倉淨額	**1,423**	**228**	**376**	**2,027**

		2002 HK$Million 港幣百萬元			
		USD 美元	CAD* 加元*	Others 其他	Total 總額
Net structural position	結構性持倉淨額	1,416	188	367	1,971

* *The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣結構性淨持倉總額的10%。該數額只列作比較用途。*

The net option position for 2003 is calculated using the model user approach, which has been approved by HKMA. The net structural position represents the net asset value of the Group's foreign currency investment in overseas operations and their related funding.

2003年的期權倉淨額是按"模式使用者"方法計算，並已經香港金融管理局核准。結構性持倉淨額代表本集團在投資於海外業務的資產淨值及其有關的資金。

(6) CORPORATE GOVERNANCE | 企業管治

The Bank recognises the benefits of sound corporate governance practice to its shareholders. It has made reference to the Hong Kong Monetary Authority's guidelines set out in the Supervisory Policy Manual "Corporate Governance of Locally Incorporated Authorized Institutions". There are thirteen specialised committees formed under the Board of Directors. The roles, functions and composition of these key committees are as follows:

本行認同實施優良的企業管治對股東的利益。本行已參照香港金融管理局所頒布的監管政策手冊《本地註冊認可機構的企業管治》的法定指引。在董事會轄下已成立了13個專責委員會。它們的主要角色、職能及組織如下：

Audit Committee (Please refer to Report of the Directors on page 58).

審核委員會（請參閱董事會報告書第59頁）。

Nomination Committee (Please refer to Report of the Directors on page 58).

提名委員會（請參閱董事會報告書第59頁）。

Remuneration Committee (Please refer to Report of the Directors on page 58).

薪酬委員會（請參閱董事會報告書第59頁）。

Sealing Committee is responsible for directing the usage and custody of the Bank's common seal. It comprises all Executive Directors and Non-executive Directors of the Bank, as appointed from time to time.

印章委員會是負責監督本行之法定印章的使用及保管。成員包括本行不時委任之執行董事及非執行董事。

Executive Committee is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads and the Head of Credit & Special Asset Department.

執行委員會是負責檢討集團各項有關業務及運作的主要功能和重大事宜。成員包括行政總裁、副行政總裁、所有處主管和信貸及資產重組部主管。

Risk Management Committee is responsible for dealing with all risk management related issues of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division, the Head of Credit & Special Asset Department and the Head of Risk Management Department.

風險管理委員會是負責處理集團各項有關風險管理的事宜。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管、信貸及資產重組部主管和風險管理部主管。

Credit Committee is responsible for carrying out lending related activities and in particular, to monitor the lending portfolio for managing the overall credit risk of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division and the Head of Credit & Special Asset Department.

信貸委員會是負責執行有關借貸活動，尤其是監控集團借貸組合以管理整體的信貸風險。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管和信貸及資產重組部主管。

(6) CORPORATE GOVERNANCE (continued) | 企業管治（續）

Asset and Liability Management Committee is responsible for overseeing the management of liquidity risk, interest rate risk and market risk of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Personal Banking Division, the Head of Corporate Banking Division, the Head of China Division, the Head of International Division, the Head of Branch Distribution Department, the Head of Credit & Special Asset Department, the Head of Treasury Department and the Head of Risk Management Department.

資產負債管理委員會是負責監察集團管理流動資金、利率及市場風險。成員包括副行政總裁、投資銀行處主管、策劃及調控處主管、個人銀行處主管、企業銀行處主管、中國業務總部主管、國際業務處主管、分行業務部主管、信貸及資產重組部主管、資金部主管及風險管理部主管。

Operational and Other Risks Management Committee is responsible for dealing with all issues related to the management of operational, legal, reputation and strategic risks of the Group. It comprises the Deputy Chief Executives, all Division Heads, the Head of Credit & Special Asset Department, the Head of Legal Affairs Department and the Head of Organisation and Productivity Department.

營運及其他風險管理委員會是負責處理集團各項有關營運、法律、信譽及策略風險的事宜。成員包括副行政總裁、所有處主管、信貸及資產重組部主管、法律事務部主管和組織及生產力促進部主管。

Investment Committee is responsible for formulating the investment strategies and making daily investment decisions on the overall investment portfolio of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

投資委員會是負責制訂投資策略及作出日常集團投資組合的投資決策。成員包括副行政總裁、投資銀行處主管和策劃及調控處主管。

Policy Committee is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

政策委員會是負責商討及制訂策略和政策以管理集團各類業務及運作。成員包括行政總裁、副行政總裁、投資銀行處主管和策劃及調控處主管。

Crisis Management Committee is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and taking charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads and the Head of Organisation & Productivity Department.

危機管理委員會是負責建立和檢討集團監控各類危機事故的策略，及當發生或有可能發生危害集團聲譽、流動資金或財政狀況及持續業務運作的事故時負責危機處理。成員包括行政總裁、副行政總裁、所有處主管和組織及生產力促進部主管。

Steering Committee for the Basel Project is responsible for dealing with all issues related to the implementation of the New Basel Capital Accord for the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division and the Head of Credit & Special Asset Department.

巴塞爾項目督導委員會是負責處理集團各項有關實施巴塞爾委員會新資本協議的事宜。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管和信貸及資產重組部主管。

The terms of reference of the Committees together with all the Policies within the corporate governance regime are subject to an annual review in order to cope with the latest development in the banking industry as well as other changes in the regulatory requirements.

每個委員會的職能範圍以及屬於企業管治制度的政策，須每年檢討以配合銀行業和其他監管要求的最新發展。

(7) RISK MANAGEMENT | 風險管理

Risk management is an essential element of banking. The Group has in place a comprehensive risk management system to identify, measure, monitor and control the various types of risk which the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group are reviewed regularly by the Management and related specialised committees and recommended by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established an Investment Committee to plan the Group's investment strategies and to monitor the performance and compliance of investment activities.

風險管理為業務運作的重要一環。本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下分配資本以抵禦該等風險。本集團的風險管理政策均由管理層和有關的專責委員會定期檢討，並經風險管理委員會建議及董事會批核。內部稽核員亦會對業務部門進行定期稽核，以確保該等政策及程序能得以遵從。本集團並已設立投資委員會以制定本集團的投資策略，及監察投資活動的表現和法規遵從情況。

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises mainly from the lending and treasury activities. To oversee the Group's credit risk management which is independent from the business units, the Board of Directors has delegated authority to Credit Committee to perform this function. Credit Committee will report to the Board of Directors via Risk Management Committee which deals with all risk management related issues of the Bank Group.

The main role of Credit Committee is to deal with all credit risk related issues of the Bank Group with major functional responsibilities of: formulation of credit policies, credit approval, assurance of compliance with the regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always our primary considerations though credit risk may be mitigated by obtaining collaterals from the customers or counterparties. Moreover, concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to our Bank's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in the Group's Credit Manual which include the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

The Group's Credit Manual is regularly reviewed and approved by Credit Committee to ensure the adequacy of credit risk management policies and systems.

(a) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款及財資業務。本集團的信貸風險管理，是獨立於借貸單位。為了監管本集團的信貸風險管理，董事會已授權本銀行之信貸委員會以執行此職能，而信貸委員會亦透過專責處理本集團風險管理有關事務之風險管理委員會向董事會作出匯報。

本銀行之信貸委員會的主要角色是處理所有與本集團信貸風險有關之事務。其主要職能包括信貸政策制定、信貸審批、對遵從監管要求的保證、及資產質素的監管。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。再者，信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

於這方面，詳盡的信貸風險管理指引已載於本集團的信貸手冊，其中包括信貸權限授權、授信標準、信貸監管處理、10級貸款分類系統、信貸追收及撥備政策。

信貸委員會會定期檢閱及批核本集團之信貸手冊，以確保本集團之信貸風險管理政策及制度是否足夠。

(7) RISK MANAGEMENT (continued) | 風險管理(續)

(b) Liquidity Risk and Market Risk Management

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) Liquidity Risk Management

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established the liquidity risk management policy, which is approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs and that the Group is always in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 44.8% for 2003, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) Market Risk Management

Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. These may include interest rates, foreign exchange rates, equity and commodity prices.

The Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are stated in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts and over-the-counter transacted currency options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

(b) 流動資金及市場風險管理

董事會授權資產負債管理委員會管理本集團的資產及負債狀況。此委員會的職能是監控集團內有關利率風險、流動資金風險及市場風險的運作情況。

(1) 流動資金風險

流動資金風險是指本集團可能無法履行目前責任的風險。本集團已制定流動資金風險管理政策，並得到董事會的批核。本集團透過法定流動資金比率、貸存比率及到期錯配組合得以量度集團的流動資金。

資產負債管理委員會每天均緊密監察集團的流動資金情況，以確保集團的資產、負債及承擔的流動結構能達到對資金的需求，並能經常符合法定的流動資金比率。本集團於2003年的平均流動資金比率為44.8%，遠超法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(2) 市場風險管理

市場風險是指由市場上之息率及價格的變化對銀行的資產、負債及承擔的影響，因而引起盈利或虧損的風險，這包括利率、匯率、股票價格及商品價格等。

本集團的市場風險源自以當時市場價格估值(即按市價計值之基準)所持有作買賣交易的外匯、債務證券、股份及衍生工具，及源自以成本加應計利息估值(即累計基準)的投資及銀行活動的財務資產及負債，以及在資產負債表上以公平價值衡量並分類作其他投資項目的證券。本集團在衍生工具上的交易活動，主要是為執行客戶的交易指令，以及為對其他交易項目所持倉盤而需要對沖。本集團已制定包括有適當指引、程序和控制措施的市場風險管理政策，用以監控市場風險。

財務衍生工具的價值是取決於其相關資產、利率、外匯或指數的表現。本集團對財務衍生工具的應用，主要在另類投資，或用以管理外匯、利率或股票風險，且僅會對此類工具作有限度使用。參與衍生工具交易活動的有關指引已載於本集團的市場風險管理政策內。本集團在衍生工具上的交易活動，主要包括在交易所成交的港元同業拆息市場的期貨合約及場外交易的外匯期權；而其他場外交易的外匯遠期、利率掉期及期權合約，主要被應用於對沖銀行業務賬冊上的利率及期權風險。

The Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

本集團在衡量和監察各交易活動的市場風險時，是根據本金（或名義）金額、未平倉盤及止蝕限制所制定，亦規定各營業部門、營業類別及整體的風險均受控於資產負債管理委員會已審閱及核准的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會由資產負債管理委員會定期檢查並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%之置信水平及一日持倉期，並計入不同市場及息率的相關程度來推算。

Prior to 2002, VaR has been calculated to a 95% confidence level. From the beginning of 2002, VaR is calculated at a 99% confidence level. This change has been made to facilitate consistency with the regulatory guidance on confidence level to measure market risk.

於2002年前，計算涉及風險數額的做法乃採用95%置信水平推算。自2002年開始，涉及風險數額的計算基準則改為99%置信水平。此改變是為遵循監管指引有關置信水平的規定。

The VaR for the Group's market risk-related treasury trading portfolio as at 31st December, 2003 was HK$2.68 million (2002: HK$2.99 million). The average daily revenue earned from the Group's market risk-related treasury trading activities in 2003 was HK$0.54 million (2002: HK$0.44 million). The standard deviation of these daily revenues was HK$1.24 million (2002: HK$0.47 million).

於2003年12月31日，本集團與市場風險有關的財資交易組合的風險數額為港幣2,680,000元（2002年：港幣2,990,000元）。於2003年，本集團與市場風險有關的財資交易每日平均收入為港幣540,000元（2002年：港幣440,000元）。每日收入的標準差為港幣1,240,000元（2002年：港幣470,000元）。

(7) RISK MANAGEMENT (continued) | 風險管理（續）

(b) Liquidity Risk and Market Risk Management (continued)

(2) Market Risk Management (continued)

(b) 流動資金及市場風險管理（續）

(2) 市場風險管理（續）

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – YEAR 2003
與市場風險有關財資交易的收入每日分布圖 — 2003年


Revenues (HK$million) 收入（港幣百萬元）
Number of days
日數
120
100
80
60
40
20
0
5
3
0
1
5
21
73
84
33
8
7
8
-1 Less
-1以下
-1 to -0.75
-1至-0.75
-0.75 to -0.5
-0.75至-0.5
-0.5 to -0.25
-0.5至-0.25
-0.25 to 0
-0.25至0
0 to 0.25
0至0.25
0.25 to 0.5
0.25至0.5
0.5 to 0.75
0.5至0.75
0.75 to 1
0.75至1
1 to 1.25
1至1.25
1.25 to 1.5
1.25至1.5
1.5 More
1.5以上

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – YEAR 2002
與市場風險有關財資交易的收入每日分布圖 — 2002年


Revenues (HK$million) 收入（港幣百萬元）
Number of days
日數
120
100
80
60
40
20
0
1
1
1
0
7
57
98
53
15
7
3
4
-1 Less
-1以下
-1 to -0.75
-1至-0.75
-0.75 to -0.5
-0.75至-0.5
-0.5 to -0.25
-0.5至-0.25
-0.25 to 0
-0.25至0
0 to 0.25
0至0.25
0.25 to 0.5
0.25至0.5
0.5 to 0.75
0.5至0.75
0.75 to 1
0.75至1
1 to 1.25
1至1.25
1.25 to 1.5
1.25至1.5
1.5 More
1.5以上

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for 2003 (comparing with 2002) is provided above. This shows that 14 out of 248 days (2002: 10 out of 247 days) are in loss positions. The most frequent result was daily revenue of between HK$0.50 million and HK$0.75 million, with 84 occurrences (2002: HK$0.25 million to HK$0.50 million with 98 occurrences). The maximum daily loss was HK$12.29 million (2002: HK$1.90 million) and the next maximum daily loss was HK$4.44 million (2002: HK$0.91 million). The highest daily revenue was HK$9.52 million (2002: HK$5.34 million).

上圖為本集團於2003年(對比2002年)與市場風險有關的財資交易收入的每日分布情況。圖中顯示了248個交易日中有14日(2002年:於247個交易日中有10日)出現虧損。而最普遍的單日收入,是介乎港幣500,000元至港幣750,000元之間,共計84日(2002年:港幣250,000元至港幣500,000元之間有98日)。最高的單日虧損為港幣12,290,000元(2002年:港幣1,900,000元),次高的單日虧損為港幣4,440,000元(2002年:港幣910,000元);而最高的單日收入是港幣9,520,000元(2002年:港幣5,340,000元)。

(i) Foreign exchange exposure

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 31st December, 2003 was HK$0.72 million (2002: HK$0.20 million). The average daily foreign exchange dealing profit for 2003 was HK$0.54 million (2002: HK$0.40 million).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(i) 外匯風險承擔

本集團的外匯風險源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由資金部管理,並維持在資產負債管理委員會所訂定的限額內。

在2003年12月31日,外匯交易持倉的風險數額為港幣720,000元(2002年:港幣200,000元)。2003年平均每日外匯交易盈利為港幣540,000元(2002年:港幣400,000元)。

本集團投資於分行、附屬公司及聯營公司的外幣投資,有關的溢利及虧損因為已撥入儲備內,所以未計算在風險數額內。管理此類外幣投資的主要目的,是要保護本集團的儲備免受匯率波動所影響。

(ii) Interest rate exposure

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 31st December, 2003 was HK$2.11 million (2002: HK$2.88 million). The average daily profit due to these activities for 2003 was HK$0.002 million (2002: HK$0.04 million).

(ii) 利率風險承擔

本集團的利率風險承擔源自財資及商業銀行業務。利率風險來自交易組合及非交易組合。所有交易組合持倉由資金部管理,並維持在資產負債管理委員會所訂定的限額內;而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差,及某些定息資產和負債的不同到期日所引致,此等利率風險亦由本集團的資產負債管理委員會負責監管。

在2003年12月31日,債務證券及衍生工具交易(除外匯遠期合約及期權)的風險數額為港幣2,110,000元(2002年:港幣2,880,000元),此類交易活動在2003年每日平均盈利為港幣2,000元(2002年:港幣40,000元)。

(7) RISK MANAGEMENT (continued) | 風險管理（續）

(b) Liquidity Risk and Market Risk Management (continued)

(2) Market Risk Management (continued)

(iii) Equities exposure

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 31st December, 2003 was HK$6.71 million (2002: HK$3.57 million).

(c) Operational Risk Management

Operational Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Board of Directors has designated the Operational and Other Risks Management Committee to oversee the management of operational risk of the Bank Group.

The Group has adopted a risk-based operational risk management approach so as to focus on areas that are more vulnerable to operational risk. The Group has a comprehensive Operational Risk Management Policy in place. Every year, the Group conducts regular exercise to make its operational risk management framework in line with the industrial practice. This includes annual operational risk self-assessment, collection of operational loss data, review of operating authorities, stress-testing and review of operation procedures.

The Group has also developed its Business Continuity Plan to cover topics for contingency operation and business recovery. Besides, there is sufficient insurance coverage to minimize the potential loss of the Group in respect of operational risk.

(d) Capital Management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.1% and the unadjusted ratio of 17.2% as at 31st December, 2003 were well above the statutory minimum ratio.

Capital is allocated to the various activities of the Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities. Certain financial subsidiaries are subject to the Hong Kong Monetary Authority's capital requirements for regulatory supervision purposes.

(b) 流動資金及市場風險管理（續）

(2) 市場風險管理（續）

(iii) 股票風險承擔

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期審閱及監控股票買賣活動。在2003年12月31日，股票交易持倉的風險數額為港幣6,710,000元（2002年：港幣 3,570,000元）。

(c) 營運風險管理

營運風險乃指因內部程序不完善或失效、人為過失、系統故障或外來事故而引致虧損之風險。董事會已授權「營運及其他風險管理委員會」專責監督整個銀行集團的營運風險管理。

本集團採用一套以風險為本的營運風險管理方法，以便集中管理營運風險較高的範疇。集團已制定一套完善的營運風險管理政策。此外，集團每年都會執行一系列的措施，務求集團的營運風險管理制度，達至業界水平的要求。此等措施包括自我評核營運風險、定期收集營運虧損數據、檢討營運審批權限、張力測試及檢討各項營運程序。

本集團亦確定了一套緊急事故應變方案，以確保業務能持續運作及遇事時能迅速恢復營運。另外，集團亦購買足夠保險，以減輕因營運風險引致的虧損。

(d) 資本管理

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團在2003年12月31日在計入市場風險的經調整資本充足比率為17.1%，未經調整資本充足比率為17.2%，均遠超法定的最低要求。

本集團按各業務部門所承受的風險來分配資本。一些附屬公司或分行若受其他監管機構直接監管，便必須遵守這些監管機構的規定以維持足夠的資本。而本集團的某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

BEA 東亞銀行

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